  As filed with the Securities and Exchange Commission on February 11, 1998
                                                     Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                --------------

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                   KTI, INC.
            (Exact name of registrant as specified in its charter)

           New Jersey                                    22-2665282
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                               7000 Boulevard East
                          Guttenberg, New Jersey 07093
                                 (201) 854-7777
(Address, including zip code, and telephone including area code, of registrant's principal executive offices)

                             Robert E. Wetzel, Esq.
                                  c/o KTI, Inc.
                               7000 Boulevard East
                          Guttenberg, New Jersey 07093
                                 (201) 854-7777
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                              Brian Hoffmann, Esq.
                             McDermott, Will & Emery
                              50 Rockefeller Plaza
                            New York, New York 10020
                                 (212) 547-5400

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. |X|

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Section 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
Title of each class                        Amount to be      Proposed             Proposed maximum       Amount of
of securities to be                        registered        maximum offering     aggregate offering     registration fee
registered                                                   price per share      price
-------------------------------------------------------------------------------------------------------------------------------
8 3/4% Series B Convertible Exchangeable       846,000          $25(1)              $21,150,000           $6,239.25(4)
Preferred Stock, no par value
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value, issuable         1,839,364             (2)                   (2)                  (2)
upon conversion of the 8 3/4% Series B
Convertible Exchangeable Preferred Stock
-------------------------------------------------------------------------------------------------------------------------------
8 3/4% Convertible Subordinated Notes, due  21,150,000             (3)                   (3)                  (3)
August 15, 2004, issuable in exchange for
the 8 3/4% Series B Convertible
Exchangeable Preferred Stock
===============================================================================================================================

(1) Represents the per-share sales price ($25.00) of the 8 3/4% Series B Convertible Exchangeable Preferred Stock sold by the Registrant in an institutional private placement in August, 1997, each share having a stated value of $25.00.

(2) Common Stock issued upon conversion of the 8 3/4% Series B Convertible Exchangeable Preferred Stock will be issued for no additional consideration and no additional registration fee is required with respect to the registration thereof.

(3) 8 3/4% Convertible Subordinated Notes issued in exchange for the 8 3/4% Series B Convertible Exchangeable Preferred Stock will be issued for no additional consideration and no additional registration fee is required with respect to the registration thereof.

(4) The Registrant is hereby amending Registration No. 333-44507, pursuant to Rule 429, of which 1,431,724 shares of Common Stock, no par value, of the Registrant issuable upon conversion of the 8 3/4% Series B Convertible Exchangeable Preferred Stock remains unsold. Such shares have an estimated maximum aggregate offering price of $23,086,549.50. The registration fee associated with such previously registered securities, which fee was previously paid with Registration Statement No. 333-44507, was $6,879.71.

                                 ---------------

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.

                                   KTI, Inc.
    846,000 Shares of 8 3/4% Series B Convertible Exchangeable Preferred Stock
                       1,839,364 Shares of Common Stock
      $21,150,000 8 3/4% Convertible Subordinated Notes due August 15, 2004

                                ---------------

      This prospectus relates to the resale of an aggregate of 846,000 shares of 8 3/4% Series B Convertible Exchangeable Preferred Stock, no par value, (the "Series B Preferred Stock"), of KTI, Inc., a New Jersey corporation (the "Company"), all of which 846,000 shares have been previously issued by the Company to the selling shareholders named herein (the "Selling Shareholders"), 1,839,364 shares of common stock, no par value (the "Common Stock"), of the Company issuable upon conversion of the Series B Preferred Stock plus any accrued and unpaid dividends, and $21,150,000 aggregate principal amount of 8 3/4% Convertible Subordinated Notes due August 15, 2004 (the "Exchange Notes") issuable in exchange for the Series B Preferred Stock. The shares of Series B Preferred Stock and Common Stock offered hereby (the "Shares") and the Exchange Notes offered hereby may be offered for sale from time to time by the Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest in the open market, on the NASDAQ National Market (in the case of Common Stock), in the over-the-counter market, in privately negotiated transactions, or a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares and Exchange Notes are intended to be sold through one or more broker-dealers or directly to purchasers. Such broker-dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders or purchasers of the Shares and Exchange Notes for whom such broker-dealers may act as agent, or to whom the Selling Shareholders may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary concessions). The Selling Shareholders and any broker-dealers who act in connection with the sale of Shares and Exchange Notes hereunder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and proceeds of any resale of the Shares and Exchange Notes may be deemed to be underwriting discounts and commissions under the Act. See "Selling Security Holders" and "Plan of Distribution."

      Annual cumulative dividends of $2.1875 per share of Series B Preferred Stock accruing from August 15, 1997 will be payable quarterly on each of February 1, May 1, August 1 and November 1. Except in limited circumstances, the Series B Preferred Stock is not entitled to voting rights. The Series B Preferred Stock will be redeemed on August 15, 2004 at an amount equal to the liquidation preference plus accrued and unpaid dividends. It is also subject to earlier redemption at the option of the Company after August 15, 2000 or, in certain circumstances, after August 15, 1999, at prices ranging from $26.47 to $25 per share. The Series B Preferred Stock, at the option of the holder, may be converted into Common Stock, at a conversion price of $11.75 per share, subject to adjustment, and, at the option of the Company, may be exchanged for the Exchange Notes. See "Description of Securities--Series B Preferred Stock."

      The Exchange Notes will bear interest at the rate of 8 3/4% per annum, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, commencing on the first such date following the date on which the Exchange Notes are issued. The Exchange Notes will be general unsecured obligations of the Company, subordinated in right of payment to all senior debt. The Company may repurchase the Exchange Notes after August 15, 2000 or, in certain circumstances, after August 15, 1999, at prices ranging from 105.9% to 100%. The Exchange Notes, at the option of the holder, may be converted into Common Stock at a conversion price of $11.75 per share subject to adjustment. See "Description of Securities-- Exchange Notes."

      All of the shares of Series B Preferred Stock offered hereby are presently issued and outstanding. The 1,839,364 shares of Common Stock offered hereby are issuable upon conversion of the Series B Preferred. The $21,150,000 Exchange Notes offered hereby are issuable in exchange for the Series B Preferred Stock.

      The Common Stock is listed on the NASDAQ National Market System under the symbol "KTIE." On February __, 1998, the last reported sale price of the Common Stock, as reported on the NASDAQ National Market System, was $___ per share.

             AN INVESTMENT IN THE SECURITIES OFFERED PURSUANT TO THIS
               PROSPECTUS IS SPECULATIVE AND INVOLVES A HIGH DEGREE
                  OF RISK. SEE "RISK FACTORS" AT PAGES __ TO __.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                    THIS PROSPECTUS. ANY REPRESENTATION TO THE
                          CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is February __, 1998.

      No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or by any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made.

                               AVAILABLE INFORMATION

      The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (referred to herein, together with all other amendments and exhibits, as the "Registration Statement") under the Securities Act for the registration of the Series B Preferred Stock, Common Stock and the Exchange Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted from this Prospectus in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Series B Preferred Stock and Common Stock offered hereby, reference is made to the Registration Statement, exhibits, schedules thereto, and the financial statement and notes thereto filed or incorporated by reference as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site that contains registration statements, reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission at http://www.sec.gov.

      The Common Stock is traded on the NASDAQ National Market System. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W. Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents have been filed with the Commission and are incorporated herein by reference and made a part of this Prospectus:

      (i)   Annual Report on Form 10-K for the year ended December 31, 1996;

      (ii)  Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

      (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended on Form 10-Q/A;

      (iv)  Quarterly Report on Form 10-Q for the quarter ended September 30,
            1997;

       (v)    Report on Form 8-K dated May 28, 1997;

       (vi)   Report on Form 8-K dated June 4, 1997;

       (vii)  Report on Form 8-K dated June 19, 1997;

       (viii) Report on Form 8-K dated July 29, 1997;

       (ix)   Report on Form 8-K dated August 12, 1997;

       (x)    Report on Form 8-K dated August 15, 1997;

       (xi)   Report on Form 8-K dated September 16, 1997;

       (xii) Report on Form 8-K dated September 30, 1997, as amended on Form 8-K/A;

       (xiii) Report on Form 8-K dated November 12, 1997, as amended on Form 8-K/A;

       (xiv)  Report on Form 8-K dated November 14, 1997, as amended on Form
              8-K/A;

       (xv)   Report on Form 8-K dated January 15, 1998; and

       (xvi)  Report on Form 8-K dated February 2, 1998.

No other report has been filed by the Company since the end of its fiscal year ended December 31, 1996.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to:

                                     KTI, Inc.
                                7000 Boulevard East
                           Guttenberg, New Jersey 07093
                            Attention: Robert E. Wetzel
                         Telephone Number: (201) 854-7777

      This Prospectus is accompanied by a copy of the Company's Form 10-K filed with the Commission for the fiscal year of the Company ended December 31, 1996. This Prospectus shall be accompanied by a copy of the Company's Form 10-K, together with any amendments thereto, filed with the Commission for each subsequent fiscal year of the Company during the duration of this Offering and by a copy of the Company's

Proxy Statement used for the solicitation of stockholders for each subsequent annual meeting of stockholders held during the duration of this Offering.

      The Company shall deliver without charge to each person to whom this Prospectus is delivered, a copy of the Company's latest Form 10-Q filed with the Commission with respect to the most recent fiscal quarter which ends after the end of the latest fiscal year of the Company for which the Company has delivered the Form 10-K as described above. The Company shall also provide without charge a copy of each Form 8-K, if any, filed with the Commission since the end of the latest fiscal year of the Company for which the audited financial statements were included in the latest Form 10-K filed with the Commission.

                 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      All statements contained herein or incorporated by reference herein that are not historical facts, including but not limited to statements regarding the Company's current business strategy, prospective joint ventures, and plans for future development and operations, are based upon current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors in addition to the foregoing that could cause actual results to differ materially are the following: (i) the availability of sufficient capital to finance the Company's business plan on terms satisfactory to the Company; (ii) competitive factors such as availability of less expensive waste disposal outlets or expanded recycling programs that may significantly reduce the amount of waste products available to the Company's facilities; (iii) any further restructuring of the Company's power purchase agreement with Central Maine Power Company or any restructuring of the Company's power purchase agreements with Bangor-Hydro Electric Power Company and Florida Power Company (iv) changes in labor, equipment and capital costs; (v) the ability of the Company to consummate any contemplated joint ventures and/or restructuring on terms satisfactory to the Company; (vi) changes in regulations affecting the waste disposal and recycling industries; (vii) the ability of the Company to comply with the restrictions imposed upon it in connection with its outstanding indebtedness; (viii) future acquisitions or strategic partnerships; (ix) general business and economic conditions; and (x) other factors described from time to time in the Company's reports filed with the Commission and in the "Risk Factors" section of this Prospectus. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

                                      SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference herein. All share numbers have been adjusted to give effect to a 5% stock dividend paid on March 28, 1997.

The Company

      KTI, Inc. (individually and collectively with its subsidiaries, the "Company") was incorporated in New Jersey in 1985. The Company is a holding company, and substantially all of its operating assets are owned by corporate and partnership subsidiaries. The principal executive offices of the Company are located at 7000 Boulevard East, Guttenberg, New Jersey 07093. Its telephone number is (201) 854-7777.

      The Company's objectives are focused on the development of an integrated waste handling business, providing wood, paper, corrugated, metals, plastic and glass processing and recycling, municipal solid waste processing and disposal capabilities, specialty waste disposal services, facility operations and recycling of ash combustion residue. The Company's integrated waste handling business emphasizes the use of low cost processing to add value to the various waste products delivered. The Company believes that by adding these processing steps to its system it is competitive with traditional landfill alternatives while producing superior environmental results and meeting social and political mandates. The Company also markets recyclable metals, plastic, paper and corrugated processed at its facilities and by third parties.

      As part of its integrated waste handling business, the Company owns eleven processing facilities and seven marketing offices in the United States.

      The Company's current business plan for its integrated waste handling business includes the following elements: (i) to maximize refuse derived fuel ("RDF") production and operating efficiencies at the Company's waste-to-energy facilities, (ii) to continue to focus on lowering expenses of its waste-to-energy facilities, by identifying less costly means of disposing of or recycling MSW process and ash combustion residues produced by its waste-to-energy facilities, (iii) to utilize its expanded specialty waste disposal capabilities (an increase in the amounts of specialty waste processed by the Company is planned to offset the effects of the seasonal nature of the traditional municipal solid waste ("MSW") market and the uncertainties of the MSW spot market) which would increase revenue due to the higher tipping fees that the Company believes its facilities will be able to charge for processing such waste, (iv) to enhance the value of its wood waste processing business by expanding the utilization of available capacity through the acquisition of additional materials and expanding the menu of materials processed, (v) to recycle ash produced by waste-to-energy facilities, (vi) to expand its waste brokerage service, and (vii) to utilize its experience gained in restructuring the power supply contract of one of the Company's waste-to-energy facilities, in waste handling and processing, in turning around troubled facilities and in operating waste facilities by acquiring an interest in or assuming operational responsibility for other waste disposal or recycling facilities in financial or operational distress.

      The implementation of parts of the foregoing business plan has only recently commenced and there can be no assurance that such plan will be successful.

Recent Developments

      On September 19, 1997, the Company entered into an Agreement of Reorganization and Merger with K-C Industries, Inc., an Oregon corporation, and KES, Inc. a Delaware corporation, and a subsidiary of the Company. Pursuant to such agreement, the Company acquired K-C Industries, Inc. for $1.2 million in cash and 425,013 shares of Common Stock, subject to its existing indebtedness in the amount of $5.1 million. The merged entity operates under the name K-C International, Ltd. ("K-C"). K-C purchases pulp, paper and secondary fiber products from recycling operators throughout the United States and sells such products worldwide.

      On September 30, 1997, the Company purchased a 49.5% limited partnership interest in Penobscot Energy Recovery Company, Limited Partnership, a Maine limited partnership ("PERC"), one of the Company's waste-to-energy facilities, from the Prudential Insurance Company of America ("Prudential") for $11.7 million in cash. In addition, the Company assumed certain liabilities of Prudential in the amount of $200,000 and issued letters of credit to Morgan Guaranty Trust Company of New York ("Morgan Guaranty") for approximately $3.9 million replacing obligations of Prudential to Morgan Guaranty. Also on September 30, 1997, the Company paid Prudential an additional $300,000 for an option to purchase Prudential's remaining 14.79% limited partnership interest in PERC for $2.1 million. The Company exercised its option on November 12, 1997. As a result, the Company's interest in PERC has increased to 71.29%. The remaining interests in PERC are held by Energy National, Inc., a subsidiary of NRG Energy, Inc.

      On November 14, 1997, the Company completed the acquisition of three recycling facilities located in Franklin Park, Illinois, a suburb of Chicago, Charlestown, Massachusetts, a suburb of Boston, and in Newark, New Jersey. The facilities are operated by wholly-owned subsidiaries of the Company under the name of KTI Recycling Inc. The three facilities are capable of processing approximately 50,000 tons of post-consumer and commercial recyclables per month. The facilities were purchased as part of an asset purchase from Prins Recycling Corp. and its subsidiaries ("Prins") pursuant to an order of the Bankruptcy Court for the District of New Jersey. In addition to the facilities, the Company purchased substantially all of the remaining assets of Prins, including cash, accounts receivable and certain causes of action. The purchase price was approximately $15 million. The purchase was financed in part by a term loan of $7.5 million provided by KeyBank, National Association ("KeyBank"), bearing interest at KeyBank's base rate plus 1.25% per annum, with level monthly principal payments amortized over 84 months. The term loan is secured by a mortgage on the Franklin Park, Illinois facility, all property and equipment at the three facilities not pledged to third parties and the accounts receivable generated by the three facilities. The balance of the purchase price was paid with cash on hand and by borrowings of approximately $4.0 million against the Company's revolving $11.0 million line of credit with KeyBank.

      A subsidiary of the Company operated Prins from May 1, 1997 until the closing of the purchase. pursuant to an Operations and Management Agreement with PNC Bank, National Association ("PNC"). Pursuant to such agreement, the Company received a one-time management fee of $700,000, paid by PNC.

      One of the Company's indirect subsidiaries, Kuhr Technologies, Inc. ("Kuhr") is the 10% general partner of Maine Energy Recovery Company, Limited Partnership, a Maine limited partnership ("Maine Energy"), one of the Company's waste-to-energy facilities. Another subsidiary of the Company holds a 64.15% limited partner interest in Maine Energy.

      As the result of the consummation of a reverse stock split on December 22, 1997, the Company now indirectly owns 100% of the shares of Kuhr common stock. Prior to the consummation of the reverse stock split, the Company indirectly held 98% of the 5 million outstanding shares of common stock of Kuhr, and the remaining shares were acquired by the Company at five cents per share.

      On September 30, 1997, the Company purchased approximately one-sixth, or approximately $2.5 million, of Maine Energy's subordinated debt. Such debt bears interest at a rate of 12% per annum. Pursuant to the terms of such subordinated debt, all of Maine Energy's cash available for distribution is to be applied to the payment of principal and interest.

      On January 15, 1998, the Company acquired Vel-A-Tran Recycling, Inc. ("Vel-A-Tran") for $1.1 million in cash, subject to existing debt of $150,000. Vel-A-Tran has its headquarters in Billerica, Massachusetts. Vel-A-Tran is in the business of recycling high-grade paper and fiber products in the New England area. The Company expects to consolidate Vel-A-Tran's operations into the Company's facilities in Charlestown, Massachusetts. Vel-A-Tran had revenues of approximately $1.0 million in 1997. The management of Vel-A-Tran will be responsible for managing the high grade paper and fiber recycling operations of the Company in the New England area.

      On January 30, 1998, the partners in PERC, Municipal Review Committee, Inc., a Maine not-for-profit corporation (the "MRC"), which represents 130 municipalities served by PERC (the "Charter Municipalities"), and Bangor-Hydro Electric Power Company ("Bangor Hydro"), executed an agreement, dated as of December 31, 1997 (the "Restructuring Agreement"), outlining the principal terms of a restructuring of the Power Purchase Agreement between PERC and Bangor Hydro and certain provisions relating to amendments to the Waste Disposal Agreements between PERC and the 130 municipalities represented by the MRC. At the same time, the partners in PERC and Bangor Hydro entered into a commitment with The Finance Authority of Maine ("FAME") to refinance the existing tax exempt bonds issued to finance the original construction of the PERC facility. Both documents contain significant conditions, which are not entirely in the control of the parties to such documents. Accordingly, no assurance can be given that the Company will be able to complete the transactions contemplated by such documents.

      The Restructuring Agreement provides that Bangor Hydro will make a one time payment of $6 million to PERC at the time of the closing of the refinancing of the existing tax-exempt debt, and will make additional quarterly payments of $250,000 per quarter for four years, for an additional total of $4 million, and issue warrants for two million shares which will be divided equally to the MRC on behalf of its member municipalities and to the PERC partners. The exercise price of such warrants is $7.00 per share and the warrants will expire 10 years after issuance. The right to exercise such warrants will vest over 4 years. In exchange for such consideration, Bangor Hydro will be entitled, assuming performance of all of its obligations under the Power Purchase Agreement, to receive a rebate of a portion of its purchase price of electric power from PERC, equal to one third of the cash available for distribution from PERC. This transaction is contingent upon, among other things, the closing of a reissuance of the tax-exempt bonds, pursuant to the FAME commitment.

      The FAME commitment provides for a refinancing of the existing tax-exempt debt which matures in 2004, with an adjustable rate tax-exempt security with an extended maturity of 20 years, with customary fees. The FAME bonds would be backed by the moral obligation of the State of Maine. The refinanced bonds will be secured by substantially all of the assets of the PERC project (including the $10 million to be received from Bangor Hydro), a guaranty of $3 million from the Company and a guaranty of annual debt service, subject to a maximum amount of $4.2 million, by Bangor Hydro. The guaranty by Bangor Hydro is dependent upon receipt of all necessary orders and consents from the Maine Public Utility Commission and Bangor Hydro's lenders.

      The amendments to the Waste Disposal Agreements will be effective upon receipt of acceptance of not less than 50% of the Charter Municipalities (as determined by tonnage delivered to PERC). PERC may terminate the transactions if 25% or more of the Charter Municipalities reject or otherwise object to the transactions. The amendments permit the Charter Municipalities: (a) to make equity contributions to PERC, only and to the extent of the MRC's share of distributable cash from PERC and one-half of the Bangor Hydro quarterly payments, of up to $31 million, which will be used to prepay the FAME bonds outstanding, (if all $31 million are contributed the municipalities will own a 50% partnership interest in PERC); (b) purchase all of the remaining PERC interests in 2018 at the then fair market value, in lieu of the existing right to purchase PERC at its then book value in 2004; (c) extend the term of the Waste Disposal Agreements to 2018 and (d) to reduce cash available for distribution to the Charter Municipalities to one third from one half.

      The transactions are expected to close in May, 1998. The term sheet provides that if the closing is after May 1, 1998, all numbers will be adjusted retroactive to that date.

      On February 4, 1998, the Company purchased Total Waste Management Corporation ("Total Waste Management") for $1.375 million in cash, subject to existing debt of $775,000. Total Waste Management has its headquarters in Newington, New Hampshire. Total Waste Management is in the business of emergency response, site remediation, tank cleaning, assessment and removal, waste oil and waste water recycling and hazardous and non-hazardous waste management in the New England area. Total Waste Management had revenues of approximately $4.2 million in 1997.

      On February 5, 1998, all of the 444,000 issued and outstanding shares of the Company's Series A Convertible Preferred Stock were converted into 444,000 shares of Common Stock.

The Offering

      This prospectus relates to the resale of up to an aggregate of 846,000 shares of Series B Preferred Stock, all of which are issued and outstanding, 1,839,364 shares of Common Stock, which are issuable upon the conversion of the Series B Preferred Stock, and $21,150,000 aggregate principal amount of Exchange Notes.

Series B Preferred Stock

Series B Preferred Stock:     Annual cumulative dividends of $2.1875 per share
                              accruing from August 15, 1997 will be payable quarterly on each February 1, May 1, August 1 and
                              November 1.

Ranking: The Series B Preferred Stock ranks senior to all Common Stock and on parity with holders of all other preferred stock.

Liquidation Preference:       $25 per share, plus accrued and unpaid dividends.

Voting Rights:                The Series B Preferred Stock is not entitled to
                              voting rights. Holders of the Series B Preferred may elect one member to the Company's Board of Directors in the event that dividends on the Series B Preferred Stock are in arrears for more than four consecutive quarters, and two members to the Company's Board of Directors in the event that the Company fails to redeem the Series B Preferred on any mandatory redemption date.

Protective Provisions:        Consent of the holders of a majority of Series B
                              Preferred Stock is required for any corporate action which (i) alters or changes the rights, preferences or privileges of the Series B
                              Preferred Stock materially and adversely; (ii) creates any new class or series of shares having a preference over or being on a parity with Series B
                              Preferred Stock, unless the pro forma ratios of latest twelve months of a) net income available for preferred dividends to preferred dividends would be not less that 1:1 and b) earnings before interest, taxes, depreciation and amortization less capital expenditures, securities amortization and redemption, cash taxes and changes in working capital to preferred dividends would be not less that 1.2:1; and (iii) adversely affects or is adversely affected by certain other events.

Mandatory Redemption:         The Company must redeem the Series B Preferred
                              Stock on August 15, 2004 at an amount equal to the then liquidation preference plus accrued and unpaid dividends thereon. Such redemption may be made at the option of the Company either (i) in cash at 100% or (ii) in Common Stock at 95% of the average closing price of Common Stock during the 20 trading days prior to such redemption.

Optional Redemption:          The Company has the right to call for cash
                              redemption of Series B Preferred Stock, in whole or in part, (i) during the twelve month period beginning on August 15 of the years indicated below as follows:

                                    2000........................$26.10 per share
                                    2001........................$25.73 per share
                                    2002........................$25.37 per share
                                    2003 and thereafter.........$25.00 per share

                              or (ii) after August 15, 1999, the Company may, at its option, redeem the Series B Preferred Stock at $26.47 per share, plus accumulated and unpaid dividends thereon, if the Common Stock bid price has averaged not less than 1.5 times the Conversion Price during the preceding 20 consecutive trading days.

Conversion Price:             $11.75 per share, subject to adjustment as
                              provided below in "Antidilution Provisions".

Conversion:                   The Series B Preferred Stock may be converted, at
                              the option of the holder, in whole or in part, at any time, into shares of Common Stock at the conversion price, subject to adjustment as provided under "Antidilution Provisions".

Exchange:                     Upon not less than 30 days and not more than 60
                              days' written notice to the holders of Series B
                              Preferred, the Company may exchange at any time, in whole but not in part, on any dividend payment date, the Series B Preferred for Exchange Notes of the Company having similar terms and conditions.
                              In the event of such exchange, the interest rate of the Exchange Notes will be equivalent to the dividend rate of the Series B Preferred Stock, without adjustment for the dividends received deduction.

Antidilution Provisions:      The conversion price shall be subject to
                              adjustments (i) for Common Stock splits and recapitalizations, and (ii) to prevent dilution, on a weighted average basis, in the event the Company issues additional Common Stock, or rights to purchase Common Stock, at a purchase price less than the then applicable market price.

Change of Control:            In the event of a change of control, holders of
                              the Series B Preferred Stock may require the Company to redeem the Series B Preferred Stock at
                              $25 per share plus accrued and unpaid dividends thereon. Such redemption may be made at the option of the Company either (i) in cash at 100% or (ii) in Common Stock at 95% of the average trading price of Common Stock during the 20 trading days prior to such redemption.

Exchange Notes

Exchange Notes:               The Exchange Notes will bear interest at the rate
                              of 8 3/4% per annum, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, commencing on the first such date following the date on which the Exchange Notes are issued.

Subordination:                The Exchange Notes will be general unsecured
                              obligations of the Company, subordinated in right of payment to all senior debt.

Maturity:                     The Exchange Notes will be due August 15, 2004.

Optional Redemption:          The Company has the right to repurchase the
                              Exchange Notes, in whole or in part, (i) during the twelve month period beginning on August 15 of the years indicated below as follows:

                                    2000........................104.4%
                                    2001........................102.9%
                                    2002........................101.5%
                                    2003 and thereafter.........100%

                              or (ii) after August 15, 1999, the Company may, at its option, repurchase the Exchange Notes at 105.9%, plus accumulated and unpaid dividends thereon, if the Common Stock bid price has averaged not less than 1.5 times the conversion price during 20 consecutive trading days.

Conversion Price:             $11.75 per share, subject to adjustment.

Conversion:                   The Exchange Notes may be converted, at the option
                              of the holder, in whole or in part, at any time, into shares of Common Stock at the conversion price, subject to adjustment.

                                   RISK FACTORS

      Investors should consider very carefully each of the following risk factors and all other information contained in this prospectus.

Holding Company Status of the Company; Restrictions on Utilization of Assets

      The Company is a legal entity separate and distinct from its subsidiaries, which operate substantially all of the Company's businesses. Accordingly, the right of the Company to utilize any assets or earnings or cash flow of any one subsidiary to finance the growth of any other of its subsidiaries is necessarily subject to the prior claims of creditors of the subsidiaries. In addition, the payment of management fees and the distribution of the cash flow of the Company generated by certain subsidiaries of the Company are subject to substantial restrictions as a result of agreements with their respective lenders. Certain financing agreements and the long-term waste handling agreements of Maine Energy, the owner and operator of a waste-to-energy facility in which the Company has an approximately 74.15% ownership interest, require that all available cash flow be applied to the redemption of indebtedness in full before any distribution to partners. In addition, certain financing agreements to which PERC, in which the Company has a 71.29% ownership interest, Timber Energy Resources, Inc., a Texas corporation ("TERI") wholly-owned by the Company, K-C International, Ltd., an Oregon corporation ("K-C") wholly-owned by the Company, and other subsidiaries of the Company are parties also restrict the ability of such entities to make distributions to the Company.

      Currently, the Company's ability to utilize internally generated cash flow as a means of financing expansion is limited to distributions from its operating subsidiaries. As a result, the liquidity of the Company is adversely affected, which could result in the need to raise additional cash through the sale of securities of the Company, some of which may include sales of Common Stock at less than the then prevailing market prices which may dilute existing shareholders and make less likely the payment of cash dividends on Common Stock.

Reliance on Electric Utilities and Power Purchase Agreements

      The Company's waste-to-energy business, which accounted for approximately 61% of the Company's revenue during 1997, is dependent upon electric utilities that purchase energy produced at the Company's waste-to-energy plant. Pursuant to power purchase agreements between Maine Energy and Central Maine with a term through 2012, between PERC and Bangor Hydro with a term through 2018, and between the TERI plant in Telogia, Florida (the "Telogia Facility") and Florida Power Corporation with a term through 2002, these utilities have agreed to purchase electricity generated by the Company's waste-to-energy facilities at contractually agreed rates. Sales of electricity to these utilities accounted for approximately 63%, 59% and 96% of revenues of Maine Energy, PERC and the Telogia Facility, respectively, in 1997. In the event of the deregulation of electric utilities, certain electric companies may no longer be financially viable. To the extent that any of the electric utilities with whom the Company contracts is adversely impacted by deregulation, such utilities may not be able to perform their obligations under such purchase power agreements. The State of Maine has recently enacted deregulation legislation which will require the local utilities to transfer their respective contracts with Maine Energy and PERC to newly formed regulated transmission and distribution companies. The costs of such contracts will be passed through to the rate-payers beginning in the year 2000 through these transmission and distribution companies.

Governmental Regulation and Environmental Risks

      Federal, state, and local environmental laws govern discharges of pollutants and the generation, transportation, storage, treatment and disposal of solid waste. These laws (i) establish standards governing most aspects of the operation of the waste-to-energy facilities, wood waste processing facilities, its ash recycling facility, and the Telogia Facility and (ii) generally require multiple governmental permits in order to continue the operation of these facilities. The Company believes it has all permits necessary to operate its facilities in the manner that each of them is currently operating. However, there can be no assurance that all required permits will be renewed following their expiration. In some cases the renewal process may entail public hearings.

      The standards established pursuant to environmental statutes and regulations, the interpretation of statutes and regulations and the policies governing their enforcement may change, requiring new pollution control technology or stricter standards for the control of discharge of air or water pollutants or for solid waste or ash handling and disposal. For example, the United States Supreme Court, in a 1994 decision interpreting the Resource Conservation and Recovery Act, held that ash from the combustion of non-hazardous household and commercial waste, if tested and found to have hazardous characteristics, will be treated as a hazardous waste. In addition, new statutory and regulatory provisions may be implemented which could have retroactive application. Both Maine Energy and PERC have been testing their ash since initial start-up and the ash has generally tested as non-hazardous. If any hazardous waste is detected, it would be disposed of appropriately. There can be no assurance, however, that disposing of hazardous waste, if ever detected, would not entail substantial costs.

      The waste-to-energy facilities in which the Company has an interest are also subject to the provisions of various federal and state laws and regulations including the Public Utility Regulatory Policies Act of 1978 ("PURPA"), as amended. PURPA requires that electric utilities purchase electricity generated by qualifying power producers at a price equal to the purchasing utility's full "avoided cost". Avoided costs are defined by PURPA as the incremental costs to the electric utility of electric energy or capability, or both. The Company's facilities could be materially and adversely affected if the various benefits of PURPA were repealed or substantially reduced. Changes in laws, regulations or policies or new interpretations of existing laws, regulations or policies, could have a material impact on the profitability, level of capital expenditures or continued operation of the waste-to-energy facilities, wood processing and ash recycling operations in which the Company has an interest.

Competition

      The Company experiences significant competition in each of its waste handling markets. Maine Energy and PERC compete with landfills and several waste-to-energy facilities and municipal incinerators in Maine and the New England region. However, the volume of MSW produced in the New England region has historically increased and the Company believes that it is likely to continue to increase while the availability of landfills for waste disposal is likely to continue to decline. There can be no assurance, however, that these trends will continue. Even though the implementation of recycling programs to reduce MSW has increased, the Company believes that there are limits on the percentage of MSW that ultimately can be recycled and that alternatives for disposal of MSW will continue to be needed. There can be no assurance, however, that new recycling technologies will not be developed.

      The wood waste processing facility operated by KTI Bio Fuels, Inc., a subsidiary of the Company ("KTI Bio Fuels"), in Lewiston, Maine competes with landfills and operators of portable wood chipping equipment.

      The Telogia Facility competes for biomass fuel supply with paper companies which employ on-site power generation. As the Company increasingly utilizes tipping fee based waste fuels, this facility's dependence on the current fuel supply is expected to decrease. The Telogia Facility is permitted to combust 100% of such tipping fee based fuels. Competition for tipping fee based material will principally come from landfills whose cost structure is higher than that of the Telogia Facility. Local landfill costs for biomass waste products range from $15 to $25 per ton, while the cost of processing the material ranges from $5 to $8 per ton at the Telogia Facility. There can be no assurance, however, that such cost structure will not change in a manner adverse to the Company.

      Competition for the Company's ash recycling subsidiary is primarily from ash landfills. The Company believes its ash recycling facilities will be able to compete favorably based on historical prices charged by these landfill operators, although there can be no assurance that they will do so.

      Manner Resins, Inc., acquired by the Company in November, 1996, ("Manner"), competes with several other recycled plastic brokers and direct marketing from plastic recycling plants for the post-industrial plastic scrap and with materials recovery facilities for post-consumer plastics.

      The Company's other recycling subsidiaries which are primarily involved in the waste paper brokerage business face extensive competition. Such businesses operate with thin profit margins. In order to be profitable, the waste paper broker must arrange to simultaneously buy and sell waste paper, while providing a great enough spread to cover transportation costs and insurance. Generally, paper mills purchase paper under long-term contracts which provide for purchase prices that are adjusted in accordance with a relevant paper price index. A significant portion of the sales made by K-C are to foreign customers, and such sales are contingent upon the availability of letters of credit for such customers.

      KTI Recycling, which operates recycling plants in Boston, Chicago and Newark, formerly owned by Prins, faces significant price competition in all of its market. The Newark recycling market is burdened with industry-wide overcapacity and continual price pressure. Combined with high labor costs, the Newark market currently operates with very low profitability. In the Chicago market, the Company's recycling plant has relatively low utilization and price competition is extensive.

Dependence upon Sources of Supply of Fuel

      The waste-to-energy facilities operated by Maine Energy, PERC and the Telogia Facility are dependent upon spot market waste material in order to run at high capacity. In 1997, approximately 70% of the total MSW processed by Maine Energy was received from sources other than parties with whom Maine Energy has long-term waste disposal agreements. Competition within the waste handling and disposal industry for spot market MSW may impede a steady, reliable supply of MSW. The Telogia Facility is in the process of changing its fuel mix from purchased residual material to tipping fee-driven bio-mass waste which has reduced net fuel costs. As its fuel mix continues to change over time, the Telogia Facility expects to have tipping revenue in excess of its cost of purchased bio-mass material for its boiler fuel. There can be no assurance, however, that it will have tipping revenue in excess of its cost of purchased bio-mass material. The Telogia Facility may be subject to competition from other waste disposal companies as it continues to penetrate the bio-mass waste market.

Timber Energy Resources, Inc.'s Reliance on One Chip Mill Customer

      TERI's chip mill (the "Timber Chip Mill") relies on one customer, Stone Container Corporation ("Stone Container"), for all of its business. The Timber Chip Mill was constructed as a result of establishing a 15 year "process-or-pay" contract with Stone Container, whereby the Timber Chip Mill receives a tolling fee upon receipt of raw wood. The contract expires on December 1, 2004 and includes an option to extend it for an additional five years. Loss of this contract would require the Company to obtain an additional source of supply or possibly shut down the facility. Additionally, Stone Container has the right to purchase the Timber Chip Mill at a specified price which decreases each year. Management believes it is unlikely that Stone Container will exercise its right to purchase.

Flow Control

      The availability of reliable and continuous sources of MSW or other combustible waste is critical to the operations of the waste-to-energy facilities in which the Company has an interest. MSW availability has been assured, to some extent, by the enactment by municipalities in the service territories of Maine Energy and PERC of ordinances requiring that waste generated within their respective jurisdictions be brought exclusively to the Maine Energy or PERC facilities. Such ordinances are referred to as "flow control". A 1994 decision of the United States Supreme Court overturned a flow control ordinance of a New York municipality on the basis that it was an improper regulation of interstate commerce. In New Jersey, flow control laws also have been overturned and the State of New Jersey is in the process of appealing such decisions. Accordingly, the present questionable validity of all flow control ordinances introduces some degree of uncertainty in the waste handling business.

Need for Additional Financing; Liquidity

      The Company's strategy to foster expansion of its business includes, in part, the development of new businesses or the acquisition of the ownership of, or operational responsibility for, additional businesses in the waste handling industry. This strategy may require the Company to raise additional cash through offerings of either equity or non-recourse and recourse debt, or both. The success of the Company's planned expansion will depend upon a number of factors not entirely within the Company's control, including, among others, the terms and availability of additional financing, the regulatory climate in which the Company operates, and other general economic and business conditions. There can be no assurance that additional funding, through bank borrowings, debt or equity financings or otherwise, will be available to the Company on acceptable terms.

Availability of Acquisition Targets; Integration of Future Acquisitions.

      The Company's ongoing acquisition program is a key element of the growth strategy for expanding its integrated waste management operations. Consequently, the future growth of the Company depends in a large part upon the successful continuation of this acquisition program. The Company may encounter substantial competition in its efforts to acquire waste-to-energy facilities, ash recycling facilities, pre and post consumer recycling facilities or any other facilities relating to integrated waste management business. There can be no assurance that the Company will succeed in locating or acquiring appropriate acquisition candidates at price levels and on terms and conditions that the Company considers appropriate. In addition, if in the future the Company is successful in acquiring targeted companies, it will need to integrate those acquired companies into the Company's operations. There can be no assurance that the Company will successfully integrate future acquisitions into its operations.

Dependence on Key Personnel

      The Company believes that its success depends, to a significant extent, on the efforts and abilities of its senior management. In particular, the loss of any one of Ross Pirasteh, Chairman of the Board of Directors, Martin J. Sergi, the Company's Vice Chairman, President and Chief Financial Officer, David E. Hill, the Company's Chief Operating Officer or William Kaiser, the Company's Executive Vice President and Treasurer, could have a material adverse effect on the Company. In addition, the Company believes that its success will depend in large part upon its ability to attract, retain and motivate skilled employees and other senior management personnel. Although the Company expects to continue to attract sufficient numbers of such persons for the foreseeable future, there can be no assurance that the Company will be able to do so. In addition, because the Company may acquire one or more businesses in the future, the Company's success will depend, in part, upon its ability to retain and integrate its own operations personnel with personnel from acquired entities who are necessary to the continued success or successful integration of the acquired business.

Seasonality

      The Company's wood waste and MSW revenues for KTI BioFuels, Maine Energy and PERC tend to be lower in the winter months. This is primarily attributable in the case of KTI BioFuels to the volume of waste relating to construction and demolition activities which increases in the spring and summer months; and in the case of Maine Energy and PERC to the summer population in Maine which is roughly 30% higher than any other season of the year. Generally, the supply of recycled paper is highest in the winter months and decreases during the summer months. The Company's recycled plastic volume is highest during the fourth quarter.

No Cash Dividends on Common Stock

      The Company has not paid any cash dividends on its Common Stock to date and the Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company is required to pay annual dividends of $1,872,500 in the aggregate on the Series B Preferred Stock. Additionally, the Company's bank credit facility and the Series B Preferred Stock contain restrictions on the payment of cash dividends on the Common Stock.

Potential Anti-Takeover Effects of State Law; Preferred Stock

      Certain provisions of New Jersey law and the Company's Restated Certificate of Incorporation could delay or impede the removal of incumbent directors and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company's securities.

      Shares of preferred stock may be issued by the Board of Directors of the Company without Common Stock shareholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The issuance of preferred stock could make the possible takeover of the Company or the removal of management of the Company more difficult, discourage hostile bids for control of the Company in which shareholders may receive premiums for their shares of Common Stock, or otherwise dilute the rights of holders of the Common Stock and depress the market price of the Company's securities.

      In addition, the Restated Certificate of Incorporation of the Company provides for "supermajority" and "fair price" anti-takeover measures which could affect the price shareholders could receive for shares of Common Stock. The supermajority provision requires that in the event of a merger or consolidation of the Company with another corporation or the sale, lease, exchange or other disposition of all or substantially all the assets of the Company, an affirmative vote of at least 80% of all outstanding shares of voting stock shall be required to approve such transaction unless it is approved by at least the greater of three fourths of the directors or two directors who are not affiliated with said transaction.

      The fair price provision as set forth in the Restated Certificate of Incorporation requires a potential acquiring entity to obtain the approval of at least 80% of all outstanding shares of voting stock of the Company, obtain the approval of at least three fourths of the directors on the Board who are not affiliated with the transaction, or satisfy several conditions that include, among other things, holders of capital stock of the Company receiving fair market value for their shares, the payment of all outstanding dividends on capital stock of the Company, the receipt of a proxy or information statement by all holders of Common Stock describing the proposed transaction and complying with the requirements of the Exchange Act and the approval of not less than the majority of the directors not affiliated with said transaction. See "Description of Common Stock."

Limitation on Use of Tax Loss Carryforwards

      As of December 31, 1996, the Company had net operating loss carryforwards ("NOLs") for federal income tax purposes of approximately $47,587,000 that expire in the years 2002 through 2010. As a result of an "ownership change" which occurred during 1994, the Company's ability to utilize its pre-ownership change NOLs is limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), to an amount equal to approximately $1,100,000 of taxable income per year. If the value of the Company's capital stock immediately before the 1994 ownership change were determined to be lower than that calculated by management of the Company, the annual allowable NOL deduction of $1,100,000 per year for the Company, other than TERI, would be reduced proportionately. The net operating loss carryforward of TERI is limited to approximately $874,000 per year. This limitation may be increased if the Company or TERI recognizes a gain on the disposition of an asset which had a fair market value greater than its tax basis on the date of the ownership change.

                                  USE OF PROCEEDS

      The Company will not receive proceeds from the sale of any of the Shares offered by the Selling Shareholders pursuant to this prospectus.

                                   THE BUSINESS

      The Company was incorporated in New Jersey in 1985. The Company is a holding company, and substantially all of its operating assets are owned by corporate and partnership subsidiaries.

      The Company's objectives are focused on the development of an integrated waste handling business, providing wood, paper, corrugated, metals, plastic and glass processing and recycling, municipal solid waste processing and disposal capabilities, specialty waste disposal services, facility operations and recycling of ash combustion residue. The Company's integrated waste handling business emphasizes the use of low cost processing to add value to the various waste products delivered. The Company believes that by adding these processing steps to its system it is competitive with traditional landfill alternatives while producing superior environmental results and meeting social and political mandates. The Company also markets recyclable metals, plastic, paper and corrugated processed at its facilities and by third parties.

      As part of its integrated waste handling business, the Company owns eleven processing facilities and seven marketing offices in the United States.

      Two of the Company's facilities in Maine are waste-to-energy facilities which convert ordinary, non-hazardous solid waste from residential, commercial and industrial sources ("municipal solid waste" or "MSW") into refuse derived fuel ("RDF"), which in turn is combusted alone or with supplemental fuels to dispose of the RDF and, in the process, to generate electrical power to be sold to electrical utilities. These facilities process the MSW prior to combustion to separate and beneficially reuse non-combustible materials such as ferrous metals, glass and grit. The remaining combustible material is further processed to increase the surface volume and reduce size. After processing, the fuel value of the waste is greatly enhanced allowing for a more efficient and cleaner combustion process with substantially lower residues. The Company has developed and currently owns majority interests in these two facilities. The first facility is owned by the Company's 74.15% owned subsidiary, Maine Energy Recovery Company, Limited Partnership, a Maine limited partnership ("Maine Energy"), which is located in Biddeford, Maine. Maine Energy commenced operations in 1987. The other facility, owned by the Company's 71.29% owned subsidiary Penobscot Energy Recovery Company, Limited Partnership, also a Maine limited partnership ("PERC"), is located in Orrington, Maine. PERC commenced operations in 1988. Sources of revenues are from fees payable under waste handling agreements with over 280 municipalities and commercial waste sources for the right to dispose of MSW at the Company's facilities ("tipping fees") and payments from electrical utilities for electricity sold by the facilities. A third waste-to-energy facility located in Telogia, Florida which was acquired in late 1996 utilizes biomass waste as its source of fuel to be combusted for the production of electricity for sale to the local electric utility. During May and June of 1997 the Company retrofitted this facility to increase its processing capabilities prior to combustion and upgrade its combustion technologies for life extension and to be in line with the company's other waste-to-energy facilities. This is the first example of the Company's strategy of acquiring troubled facilities at substantial discounts to replacement value, retrofitting the facility with increased processing capacity and improved combustion technology, beneficially utilizing by-products of processing and combustion and financially re-engineering the facilities capital structure. The Company also operates two wood processing facilities in Lewiston, Maine and Cairo, Georgia. The Company's facilities in Maine provide 60% of the long-term MSW disposal capacity for the State of Maine.

      The Company also owns a 60% limited partnership interest in a limited partnership which operates a permitted municipal waste combustor ("MWC") ash recycling facility in Nashville, Tennessee (the "Nashville Facility"). This facility, which commenced operations in 1993, is the first commercially operational MWC ash recycling facility in the United States.

      To solidify its business base in Maine and expand its integrated waste handling business vertically and geographically, the Company made a number of strategic acquisitions and financings during 1997.

      The Company acquired the exclusive right to own and operate a similar MWC ash recycling facility in the State of Maine utilizing American Ash Recycling Technology ("AAR").

      AAR's MWC proprietary ash recycling process, which is being utilized in the Nashville Facility, recovers substantial quantities of metal contained in MWC ash residue and, after removing unburned materials, converts the remainder of the ash into a high grade aggregate which is sold for beneficial reuse in commercial construction, asphalt, concrete, and roadbed material applications. AAR's process recovers both ferrous and non-ferrous metals, which are cleaned to enhance their value in the scrap metal markets. AAR's process also removes unburned combustibles through the utilization of proprietary air separation processes.

      In June 1997, the Company refinanced $13.4 million of tax-exempt debt issued on behalf of Timber Energy. The transaction resulted in replacing variable rate bonds with 7% fixed coupon rates with average maturity of 4 years and eliminating the credit enhancement provided by the Bank of Montreal. The credit enhancement elimination had been a condition in the original acquisition from CNA Financial Corporation ("CNA Financial") which was completed in November 1996.

      Also in June 1997, the Company sold $3.9 million of its Series A Convertible Preferred Stock to a fund managed by First Analysis Corporation of Chicago and certain individuals.

      In August 1997, the Company acquired I. Zaitlin and Sons, Inc. ("Zaitlin"), an environmental recycling company based in Biddeford, Maine. Zaitlin operates processing, brokering and storage facilities in Maine and Massachusetts. The acquisition also included Data Destruction Services, Inc., a company engaged in the destruction of confidential records. The purchase price was $500,000 in cash, 200,000 shares of Common Stock and the assumption of $2.3 million of debt. Zaitlin has been in the recycling industry since 1917 and deals in all grades of waste paper, non-ferrous metals and some plastics. Sam Zaitlin joined the Company in an executive capacity. Mr. Zaitlin formerly served as a member and chairman of Maine's Board of Environmental Protection. He is a recent past chair of the Maine Chamber and Business Alliance, the state's leading business organization.

      In August, the Company's line of credit with KeyBank was increased from $1 million to $6 million. The line with KeyBank was then increased to $11 million in November.

            In August, the Company sold Timber Energy Plastics Recycling Company in Tuscaloosa, Alabama to a group of investors and employees for $280,000 in cash and notes. The Tuscaloosa facility was acquired last November as part of the Timber Energy acquisition package. The sale of the Tuscaloosa facility, which is involved in film plastic recycling, is consistent with management's strategy of focusing on the Company's core business.

      In August, the Company closed a placement of $21,400,000 of Series B Preferred Stock.

      In September 1997, the Company acquired K-C, an international marketing and trading company specializing in secondary fiber, pulp and paper worldwide. K-C was established in 1976 and is headquartered in Portland, Oregon with offices in Lakewood, New Jersey, Hartford, Connecticut, Los Angeles, Rio de Janeiro, Seoul and Barcelona. The purchase price was $1.85 million in cash and 425,013 shares of Common Stock. K-C's current sales volume approximates 460,000 tons per year. K-C rounded out the Company's full service materials handling and processing strategy by integrating K-C's marketing team with the Company's existing operational and financial expertise. K-C broadens the Company's marketing and distribution channels by adding to the capabilities which already exist in KTI Specialty Waste, Zaitlin, the Charlestown Facility, the Chicago Facility, the Newark Facility and Manner Resins.

      In September and November 1997, the Company increased its ownership in PERC to 71.29% by purchasing a 64.29% limited partnership interest from Prudential Insurance Company of America in two separate transactions for $14.1 million. The completion of these transactions are part of the Company's ongoing strategy to maximize its ownership of the waste to energy facilities which it operates.

      In October 1997, Wexford Management Company LLC of Greenwich Connecticut converted $5 million of 8% convertible notes into 618,609 shares of Common Stock reducing the Company debt.

      In November 1997, the Company completed the acquisition of three state-of-the-art high capacity recycling plants in Boston, Chicago and Newark which are capable of processing and marketing approximately 50,000 tons per month of post consumer and commercial recyclables. Purchased pursuant to an order from a bankruptcy court, the plants are the former assets of Prins Recycling Corp. The purchase price of the acquisition was approximately $15 million. This acquisition added municipal and commercial recycling programs to the Company's comprehensive solid waste disposal services.

      On January 15, 1998, the Company acquired Vel-A-Tran for $1.1 million in cash, subject to existing funded debt of $150,000. Vel-A-Tran has its headquarters in Billerica, Massachusetts. Vel-A-Tran is in the business of recycling high-grade paper and fiber products in the New England area. The Company expects to consolidate Vel-A-Tran's operations into the Company's facilities in Charlestown, Massachusetts. Vel-A-Tran had revenues of approximately $1.0 million in 1997. The management of Vel-A-Tran will be responsible for managing the high grade paper and fiber recycling operations of the Company in the New England area.

      On February 4, 1998, the Company purchased Total Waste Management for $1.375 million in cash, subject to existing funded debt of $775,000. Total Waste Management has its headquarters in Newington, New Hampshire. Total Waste Management is in the business of emergency response, site remediation, tank cleaning, assessment and removal, waste oil and waste water recycling and hazardous and non-hazardous waste management in the New England area. Total Waste Management had revenues of approximately $4.2 million in 1997.

      On February 5, 1998, all of the 444,000 issued and outstanding shares of the Company's Series A Convertible Preferred Stock were converted into 444,000 shares of Common Stock.

      The Company's current business plan for its integrated waste handling business includes the following elements: (i) to maximize the RDF production and operating efficiencies at the Company's waste-to-energy facilities, (ii) to continue to focus on lowering expenses of its waste-to-energy facilities, by identifying less costly means of disposing of or recycling of MSW process and ash combustion residues processed by its waste-to-energy facilities, (iii) to utilize its expanded specialty waste disposal capabilities (an increase in the amounts of specialty waste processed by the Company is planned to offset the effects of the seasonal nature of the traditional MSW market and the uncertainties of the MSW spot market, which would increase revenue due to the higher tipping fees that the Company believes its facilities will be able to charge for processing such wastes), (iv) to enhance the value of its wood waste processing business by expanding the utilization of available capacity through the acquisition of additional materials and expanding the menu of materials processed, (v) to recycle ash produced by waste-to-energy facilities, (vi) to expand its waste brokerage service, and (vii) to utilize its experience gained in restructuring Maine Energy's power supply contract, in waste handling and processing, turning around troubled facilities and operating waste facilities by acquiring an interest in or assuming operational responsibility for other waste disposal or recycling facilities in financial or operational distress.

      The implementation of parts of the foregoing business plan has only recently commenced and there can be no assurance that such plan will be successful.

      Waste-to-Energy Technology

      The two MSW waste-to-energy facilities developed by the Company utilize RDF technology, which emphasizes both materials separation prior to the combustion of MSW and the production of a high quality fuel. In the RDF process utilized by the Company, non-combustible materials, such as ferrous metals, glass, grit and fine organic materials, are separated from MSW, which promotes recycling of non-combustible material and, in addition, yields a more homogeneous and efficient fuel for electric power generation, more acceptable air emissions, and decreased quantities of ash residue from combustion. The use of supplemental fuels, such as woodchips, tire chips, natural gas and fuel oil, allows the Company to compensate for seasonal variations or temporary interruptions in MSW deliveries or temporary fluctuations in the quality of the RDF used in the power production process. The combustion of RDF either alone or with supplemental fuels results in superheated steam that is delivered to a single steam turbine generator in each facility, each of which generates electricity that is transmitted through interconnection equipment to Central Maine and Bangor Hydro, respectively, pursuant to power purchase agreements with Maine Energy and PERC.

      Ash residue is the remaining by-product of the Maine Energy and PERC facilities' energy generation process. The facilities have disposed of, and currently dispose of, their ash residue at landfills located within the State of Maine that are licensed by the Maine Department of Environmental Protection ("MDEP"). The Company has acquired the exclusive rights for the State of Maine to utilize AAR's ash recycling technology and is seeking the regulatory approvals required to recycle its ash residues at its facilities, but such ash residue is not currently being recycled. There can be no assurance that the Company will be able to recycle its ash residue.

Waste-to-Energy Facilities

      Maine Energy

            General

            Maine Energy is a limited partnership organized in 1983 for the purpose of developing and owning a waste-to-energy facility located in Biddeford, Maine. The Company, through its subsidiaries, owns a 74.15% interest as the sole general partner and one of three limited partners of Maine Energy. Accordingly, the Company holds a majority ownership interest in Maine Energy. The other two limited partners are CNA Realty Corp. ("CNA Realty"), a subsidiary of CNA Financial Corporation, and Energy National, Inc., an affiliate of NRG Energy, Inc. ("NRG"), which own 9.6% and 16.25% interests in the partnership, respectively.

            Maine Energy Facility

            The Maine Energy facility occupies an approximately 9.1 acre site owned by Maine Energy in the City of Biddeford, Maine. The facility provides waste disposal services to municipalities in central and southern Maine. The nominal waste disposal capacity of the facility is 245,000 tons per year. The volume of waste processed at the Maine Energy facility in 1997 was 254,346 tons.

            Financing of Maine Energy Facility

            The construction of the Maine Energy facility was financed with the proceeds from the sale of $85 million original principal amount of variable rate demand resource recovery bonds issued by the City of Biddeford in two offerings (the "Biddeford Bonds"), which were secured by a letter of credit from a group of banks, and a $22 million equity investment by Maine Energy's original limited partners, CNA Realty, ENI and Project Capital 1985 ("Project Capital"). The partners subsequently made additional investments in the aggregate amount of $24.7 million in the form of subordinated loans with an interest rate of 12% per annum, which are payable solely out of distributable cash flow of Maine Energy. In May 1996, the Biddeford Bonds and the associated Letter of Credit were retired.

            During 1997 the Company acquired $2,456,457 of the subordinated loans from Project Capital. Maine Energy also retired $2,000,000 of subordinated loans during 1997. The balance of the subordinated loans due to CNA Realty and ENI at December 31, 1997 was $11,949,509. While the Company believes that distributable cash flow from the facility's operations will be adequate to cover future annual interest requirements on the subordinated loans, there can be no assurance that this will occur.

            Management and Fees

            A subsidiary of the Company, Kuhr, is the sole general partner and manager and has control of the day to day business of Maine Energy.

            Under the terms and conditions of an operation and maintenance agreement with Maine Energy, a subsidiary of the Company, KTI Operations, Inc. ("Operations") also administers, operates and maintains the Maine Energy facility and is paid an amount equal to the actual operating costs of the Maine Energy facility plus a monthly fixed fee, currently set at approximately $43,000 and subject to an inflationary adjustment annually. The agreement also provides for incentive payments to Operations employees at the Maine Energy facility in the event expected performance standards are exceeded. As a result of such expected performance standard being exceeded, aggregate incentive payments in the amount of $202,016, $203,200 and $127,454 have been paid to Operations employees during 1995, 1996 and 1997, respectively.

            Power Purchase Agreement

            The electricity produced by the Maine Energy facility is sold to Central Maine pursuant to the Central Maine PPA. Central Maine serves more than 490,000 customers in an 11,000 square mile service area in central and southern Maine and purchases substantial amounts of power from Canadian utilities as well as independent power producers such as Maine Energy. In 1997, Maine Energy derived approximately $15,488,000, or 62.85% of its revenues, from the sale of electricity to Central Maine.

            In May, 1996 Maine Energy restructured its agreement with Central Maine by entering into a series of agreements with CL One and Central Maine, which provided for the purchase of Maine Energy's available power generation capacity by CL One and amending the Central Maine PPA (together with the agreement, the "Agreements"). CL One made an initial payment of $85 million and agreed to also make additional quarterly payments through May 31, 2007 to Maine Energy as a portion of its purchase price and for reimbursement to Maine Energy of certain expenses. In consideration of its payments to Maine Energy, CL One would be assigned all rights to capacity from the Maine Energy facility through May 31, 2007. In the restructuring, the term of the Central Maine PPA was extended from May 31, 2007 to December 31, 2012. Maine Energy will sell energy to Central Maine through May 31, 2007 at an initial rate of 7.18 cents per kilowatt hour ("kWh") which would escalate annually by 2% per annum. Beginning June 1, 2007 until the expiration date of the contract, Maine Energy will be paid market value for both its energy and capacity by Central Maine.

            Under the terms of the Central Maine restructuring, a $45 million letter of credit was issued to Central Maine by ING (US) Capital Corporation, ("ING"). If, in any year, Maine Energy fails to produce 100,000,000 kWh of electricity (a "100,000,000 kWh default") and Maine Energy does not have a force majeure defense (physical damage to the plant and other similar events), Maine Energy is obligated to pay $3.75 million to Central Maine as liquidated damages. Such payment obligation is secured by the ING letter of credit. In each year in which 100,000,000 kWh is produced, the balance of the ING letter of credit is reduced by $3.75 million. If, in any year, Maine Energy fails to produce 15,000,000 kWh of electricity (a "15,000,000 kWh default") and Maine Energy does not have a force majeure defense, Maine Energy is obligated to pay the then balance of the ING letter of credit to Central Maine as liquidated damages. In 1997, the 15,000,000 kWh test was met in January and the 100,000,000 kWh test in August, resulting in a reduction of the amount of the ING letter of credit to $37.5 million. The 1998 15,000,000 kWh test was met in February of 1998.

            Management of the Company restructured its relationship with Central Maine because it believes that the Agreements which reduced the outstanding indebtedness of Maine Energy, should allow the Company upon refinancing or repayment of the reduced subordinated debt access to Maine Energy's available cash flow. The newly restructured Central Maine PPA will allow Maine Energy to be more competitive when electric utility deregulation legislation passed during 1997 by the State of Maine becomes effective in the year 2000. The foregoing estimate of increases in cash flow and competitive advantage, however, are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth herein due to, among other factors, (i) failure to achieve the levels of power production projected by the Company or (ii) levels of expenses greater than those projected by the Company, and, accordingly, there can be no assurance that the Company will experience such an increase in cash flow and competitive advantage as a result of such transactions.

            Long-Term Waste Handling Agreements

            Approximately one-third of the MSW provided to Maine Energy is delivered pursuant to waste handling agreements with eighteen (18) municipalities with terms expiring on June 30, 2007 or later. The agreements are substantially similar in content except that (i) the sixteen (16) "charter" municipalities are entitled to various concessions as a result of having participated in the financial restructuring of Maine Energy in 1991, and (ii) the two "host" municipalities of Biddeford and Saco (both of which are charter municipalities) pay tipping fees in the amount of one-half of those paid by the other charter municipalities. The municipalities currently pay tipping fees to Maine Energy for the disposal of MSW ranging as of December 31, 1997 from $20.75 per ton, in the case of the two host municipalities of Biddeford and Saco, to $41.50 per ton, which are subject to adjustment. The annual tipping fees charged to the municipalities are increased (but not decreased) each year for inflation and any increases in variable "pass through" costs, such as interest costs and disposal fees for residues. The municipalities are also responsible for costs associated with changes in law. Maine Energy was not entitled to an increase in tipping fees in 1997 for variable "pass through" or change in law costs. Approximately 28% of Maine Energy's total waste handling revenues in 1997 was attributable to these long-term waste handling agreements.

            Under the Maine Energy long-term waste handling agreements, each municipality agrees to deliver to the Maine Energy facility acceptable waste in an amount equal to its "Guaranteed Annual Tonnage." Maine Energy is required to accept up to 110% of each municipality's Guaranteed Annual Tonnage. The total tonnage processed under long-term agreements in 1997 was only 28.6% of the total waste processed by the facility. A municipality is required to pay to Maine Energy the tipping fee for the amount of any shortfall from its Guaranteed Annual Tonnage. As a corollary to the "put-or-pay" delivery guarantee, each municipality enacted a flow control ordinance pursuant to Maine law which designates the Maine Energy facility as the exclusive disposal or reclamation facility to which all acceptable waste generated within the municipality must be delivered regardless of which entity picks up waste in such municipality. See "Risk Factors--Flow Control."

            Each municipality has the right, once a year, to terminate its long-term waste handling agreement on one year's prior notice. The Company does not believe that currently there is a material risk that the municipalities would exercise their respective rights to terminate their agreements, as there are currently no less costly alternative long-term means of MSW disposal available in Maine Energy's market area.

            Other Sources of Waste

            The Company has short-term MSW disposal contracts with additional municipalities with terms expiring in 1998 through 2003 that provide Maine Energy with approximately 64,000 tons per year of MSW and short-term contracts principally with one to three year terms with commercial and private waste haulers that provide approximately 94,000 tons per year of MSW to the Company. The balance of Maine Energy's capacity is utilized by spot market MSW and specialty wastes.

            Bypass and Residue Disposal

            The processing of MSW at the Maine Energy facility generates materials such as non-combustible material removed from the front-end processing of MSW ("front-end process residue") and ash residue resulting from the RDF combustion process. These materials are disposed of by licensed third parties under long-term agreements. Maine Energy is also required, in the event of a shutdown of the Maine Energy facility, to dispose of MSW received by Maine Energy by delivering such MSW to PERC or to third party waste disposal facilities.

      PERC

            General

            PERC is a limited partnership organized in 1983 for the purpose of developing and owning a waste-to-energy facility located in Orrington, Maine. A subsidiary of the Company owns a 71.29% general and limited partnership interest in PERC. The other partner of PERC is ENI, which has both a general and limited partnership interest representing an aggregate 28.71% ownership percentage. During 1997, the Company acquired a limited partnership interest representing a 64.29% ownership percentage. The Company acquired the interest in two installments for a total amount of $14.1 million.

            Acquisition of Limited Partnership Interests

            On September 30, 1997, the Company purchased a 49.5% limited partnership interest in PERC from Prudential for approximately $11.7 million in cash. In addition, the Company assumed certain liabilities of Prudential in the amount of $200,000 and issued Letters of Credit to Morgan Guaranty for approximately $3.9 million, replacing obligations of Prudential to Morgan Guaranty. At the same time, the Company purchased an option for $300,000 to buy the remaining 14.79% interest of Prudential in PERC for a price of $2.1 million. On November 12, 1997 the Company exercised its option and purchased the remaining 14.79% interest held by Prudential.

            With these purchases, the Company's interest in PERC has increased to 71.29%. A subsidiary of NRG Energy, Inc. holds the remaining 28.71% interest in PERC, 3% as general partner and 25.71% as a limited partner.

            Prior to the September 30, 1997 limited partnership acquisition, the Company accounted for its 7% ownership interest under the equity method.

            PERC Facility

            The PERC facility occupies an approximately 40.3 acre site owned by PERC in the Town of Orrington. The facility provides waste disposal services to municipalities in Penobscot, Hancock, Waldo, Piscataquis, Somerset, Knox, Kennebec, Lincoln and Aroostook Counties, Maine. The nominal waste disposal capacity of the facility is 325,000 tons per year. The PERC facility processed 275,405 and 253,523 tons of MSW in 1997 and 1996, respectively. The Company intends to increase the annual processed total to approximately 325,000 tons over the next ten years.

            Management and Fees

            ENI and a subsidiary of the Company are both general partners of PERC. ENI and a subsidiary of the Company each have one representative on a management committee, which is generally given full authority and discretion with respect to PERC's business, except as delegated to the managing general partner, which is the subsidiary of the Company. However, certain matters acted upon by the management committee, such as the addition of new partners or the transfer of partnership interests and the approval of the terms and conditions of any contract pursuant to which the partnership would expend or receive $100,000 or more in any year, must be presented to the general partners for approval or rejection.

            Primary day-to-day responsibility for operating the PERC facility has been contracted to ESOCO Orrington, Inc. ("ESOCO"), a subsidiary of ENI, pursuant to an operating and maintenance agreement. The term of the agreement is for five years, with renewals for successive five year terms.

            The subsidiary of the Company also earns an annual management fee from PERC. The base amount was set in the PERC partnership agreement subject to annual adjustments on the basis of the Consumer Price Index and was $430,633 for the year ended December 31, 1997. The subsidiary of the Company was due $2,151,070 on account of accrued management fees as of December 31, 1997, which represent the unpaid portion of management fees earned by the Company through March 31, 1991. Payment of the accrued management fees currently are restricted by the terms of the PERC partnership agreement to the extent of 10% of cash flow otherwise distributable to equity owners. The Company also receives an annual co-operator's fee which was $54,872 for the year ended December 31, 1997.

            In 1997, the Company was entitled to receive $686,364 as a result of PERC's operations during 1996, $389,382 of which was paid to ENI in repayment of contributions to PERC made by ENI on behalf of the Company. As of December 31, 1997, the balance due to ENI was $1,072,349.

            The Power Purchase Agreement

            The electricity produced by the PERC facility is sold to Bangor Hydro pursuant to the Bangor Hydro PPA. Bangor Hydro serves approximately 97,000 customers in a 4,900 square mile service area in portions of the counties of Penobscot, Hancock, Washington, Waldo, Piscataquis and Aroostook, Maine. In 1997, PERC derived approximately 58.8% of its revenues, from the sale of electricity to Bangor Hydro.

            Under the terms of the Bangor Hydro PPA, Bangor Hydro has agreed to purchase all electricity generated by the PERC facility up to 25 megawatts (the practical limit of the facility's equipment). The Bangor Hydro PPA rate formula is currently favorable to PERC, providing a contract rate of 11.7 cents per kWh for 1997 up to a maximum of approximately 166,000,000 kilowatt hours in a calendar year, net of electricity consumed at the facility. PERC is paid at a lower rate for electricity generated above this level. A portion of the contract rate is adjusted annually to reflect changes in inflation. If PERC fails to deliver at least 105,000,000 kWh to Bangor Hydro in any calendar year, PERC is obligated to pay Bangor Hydro $4,000 for each 1,000,000 kWh by which such deliveries fall below 105,000,000 kWh. Although future performance cannot be guaranteed by past results, PERC has never failed to meet this delivery obligation. The profitability of PERC is heavily dependent on the Bangor Hydro PPA.

            On January 30, 1998, the partners in PERC, the Municipal Review Committee, Inc., a Maine not-for-profit corporation (the "MRC"), which represents 130 municipalities served by PERC, and Bangor Hydro, executed an agreement, dated as of December 31, 1997 (the "Restructuring Agreement"), outlining the principal terms of a restructuring of the Power Purchase Agreement between PERC and Bangor Hydro and certain provisions relating to amendments to the Waste Disposal Agreements between PERC and the 130 municipalities represented by the MRC. At the same time, the partners in PERC and Bangor Hydro entered into a commitment with The Finance Authority of Maine ("FAME") to refinance the existing tax exempt bonds issued to finance the original construction of the PERC facility. Both documents contain significant conditions, which are not entirely in the control of the parties to such documents. Accordingly, no assurance can be given that the Company will be able to complete the transactions contemplated by such documents.

            The Restructuring Agreement provides that Bangor Hydro will make a one time payment of $6 million to PERC at the time of the closing of the refinancing of the existing tax-exempt debt, and will make additional quarterly payments of $250,000 per quarter for four years, for an additional total of $4 million, and issue warrants for two million shares which will be divided equally to the MRC on behalf of its member municipalities and to the PERC partners. The exercise price of such warrants is $7.00 per share and the warrants will expire 10 years after issuance. The right to exercise such warrants will vest over 4 years. In exchange for such consideration, Bangor Hydro will be entitled, assuming performance of all of its obligations under the Power Purchase Agreement, to receive a rebate of a portion of its purchase price of electric power from PERC, equal to one third of the cash available for distribution from PERC. This transaction is contingent upon, among other things, the closing of a reissuance of the tax-exempt bonds, pursuant to the FAME commitment.

            The FAME commitment provides for a refinancing of the existing tax-exempt debt which matures in 2004, with an adjustable rate tax-exempt security with an extended maturity of 20 years, with customary fees. The FAME bonds would be backed by the moral obligation of the State of Maine. The refinanced bonds will be secured by substantially all of the assets of the PERC project (including the $10 million to be received from Bangor Hydro), a guaranty of $3 million from the Company and a guaranty of annual debt service, subject to a maximum amount of $4.2 million, by Bangor Hydro. The guaranty by Bangor Hydro is dependent upon receipt of all necessary orders and consents from the Maine Public Utility Commission and Bangor Hydro's lenders.

            The amendments to the Waste Disposal Agreements will be effective upon receipt of acceptance of not less than 50% of the Charter Municipalities (as determined by tonnage delivered to PERC). PERC may terminate the transactions if 25% or more of the Charter Municipalities reject or otherwise object to the transactions. The amendments permit the Charter Municipalities:
(a) to make equity contributions to PERC, only and to the extent of the MRC's share of distributable cash from PERC and one-half of the Bangor Hydro quarterly payment, of up to $31 million, which will be used to prepay the FAME bonds outstanding, (if all $31 million are contributed the municipalities will own a 50% partnership interest in PERC); (b) purchase all of the remaining PERC interests in 2018 at the then fair market value, in lieu of the existing right to purchase PERC at its then book value in 2004; (c) extend the term of the Waste Disposal Agreements to 2018 and (d) to reduce cash available for distribution to the Charter Municipalities to one third from one half.

            The transactions are expected to close in May, 1998. The term sheet provides that if the closing is after May 1, 1998, all numbers will be adjusted retroactive to that date.

            Long-Term Waste Handling Agreements.

            As of December 31, 1997, PERC had in place 127 long-term waste handling agreements, of which 90 cover approximately 130 Charter Municipalities with terms expiring on March 31, 2004, unless sooner terminated, and all of which are substantially similar in content. The agreements provide PERC with approximately 195,000 tons per year of MSW. In addition, PERC receives approximately 18,000 tons per year of MSW from municipalities with whom PERC has short-term waste handling agreements, 20,000 tons per year from commercial haulers and 30,000 tons per year from the spot market. As of December 31, 1997, the municipalities under the PERC long-term waste handling agreements pay an average tipping fee of $49.18 per ton to PERC for the disposal of their waste. Total waste processing revenues of PERC in 1997 were approximately $12,808,000 of which approximately 80% is attributable to MSW received from Charter Municipalities.

            The PERC long-term waste handling agreements with the Charter Municipalities are substantially similar to the Maine Energy long-term waste handling agreements, including the inclusion of "Guaranteed Annual Tonnages" and "put-or-pay" provisions and a variable tipping fee for "pass through" and change in law costs.

            Each PERC Charter Municipality has the right to receive a pro rata credit against tipping fees, which credits are known as "Performance Credits" and may be used to reduce future tipping fee payments at the option of the Charter Municipalities in lieu of cash payment. Performance Credits for 1996 in the amount of $619,163 were paid in 1997. The amount due for 1997 which will be paid during 1998 is approximately $1,101,000.

            On one year's notice, a PERC Charter Municipality may terminate its long-term waste handling agreement as of March 31, 2000 or March 31, 2002. If, as a result of such termination notices received from Charter Municipalities, the aggregate Guaranteed Annual Tonnage of non-terminating municipalities would fall below 180,000 tons, PERC may elect to terminate all waste handling agreements with Charter Municipalities. Currently no charter municipality has given any such notice for March 31, 2000. Effective March 31, 2004, Charter Municipalities, acting collectively, which have not previously terminated their PERC long-term waste handling agreements will have three options: (i) to purchase the PERC facility at its book value (as defined) as of March 31, 2004;
(ii) to acquire, for $1.00, 50% of all "Distributable Cash" (defined as the revenues of PERC less expenses, amounts credited to reserve accounts and management fees) on or after April 1, 2004; or (iii) to extend the existing waste handling agreements for a period of 15 years. If the PERC Charter Municipalities are unable to agree on the option to select, the option selected by a majority of such municipalities, based upon Guaranteed Annual Tonnage, shall be the option selected. Upon consummation of the Restructuring Agreement, all the options of the PERC Charter Communities described in this paragraph will be terminated. There can be no assurance, however, that the Restructuring Agreement will be consummated.

      Timber Energy

            General

            Timber Energy Investments, Inc. ("TEII") was formed in 1994 as a holding company, which ultimately owned a majority of common stock of TERI and all of the outstanding stock of Timber Energy Plastics Recycling, Inc. ("TEPRI") and Timber Energy Trucking, Inc. ("TET").

            Acquisition by the Company

            On November 22, 1996, the Company acquired TEII from Continental Casualty Company (together with its subsidiaries, "CNA") and a group of ten individual investors. CNA sold its debt obligations of TEII and equity interests in TEII to the Company for $1.85 million. The remaining ownership interest in TEII and the minority interest in TERI were purchased from the group of ten individual investors for an additional approximately $170,000.

            The Company acquired TERI subject to $13.4 million of tax exempt debt. As part of its purchase agreement with CNA the Company had also agreed to obtain the release of CNA's reimbursement obligation to the Bank of Montreal, which provided credit enhancement for the $13,400,000 of outstanding bonds. On June 4, 1997, the outstanding bonds, together with accrued interest and associated closing costs including the funding of a debt service reserve of $1,340,000 were paid or retired from the proceeds of $13,736,000 of Series 1997A and 1997B bonds and from cash on hand.

            Timber Energy Plastic Recycling, Inc.

            In June 1995, TEPRI purchased certain assets and discharged certain obligations of Southeastern Recycling, Inc., a debtor-in-possession. Previously, on May 24, 1995, the United States Bankruptcy Court approved the sale of assets free and clear to CNA or its designee. CNA designated TEPRI as the purchaser. TEPRI recycles post consumer low density plastic waste into products that are sold to manufacturers of plastic products at the facility it acquired which is located in Tuscaloosa, Alabama (the "Tuscaloosa Facility").

            On August 12, 1997, the Company sold TEPRI, to the management of TEPRI for $30,000 in cash and a $250,000 8% promissory note due on November 10, 1997 which was paid in full when due. From January 1, 1997 to August 12, 1997, TEPRI had revenue of $1,167,300 and losses of $244,370.

            Timber Energy Resources, Inc.

            General

            TERI is a Texas corporation organized in July 1984 for the purpose of constructing and operating bio-mass waste power plants. TERI owns and operates the Telogia Facility located on a 97 acre site in Telogia, Florida, which commended operations in 1988. The Telogia Facility is fueled with biomass wastes.


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

            Power Purchase Agreement

            Electricity generated by the Facility is sold to Florida Power Corporation under the Florida Power PPA. Flower Power Corporation serves more than 1.3 million customers in a 20,000 square mile service area in central and northern Florida. During 1997, approximately 96.4% of TERI's revenue was derived from the sale of electricity to Florida Power, with the majority of the remainder in the form of tipping fees paid by third parties. Under the terms of the Florida Power PPA, Florida Power has agreed to purchase all of the energy generated by the Telogia facility, net of energy consumed by the facility. The contract rate paid by Florida Power is composed of a monthly capacity fee of $308,530 plus a short-term energy only rate ("STEO") for each kWh delivered. STEO rates ranged from 1.69(cent) to 2.09(cent) per kWh. To earn the monthly capacity charge the Telogia facility must produce power at a rolling 12-month capacity factor of 70%. The Telogia facility had a 80% capacity factor for 1997. This capacity factor is lower than what would be expected in future periods as the facility underwent a major retrofit during 1997. Although future performance cannot be guaranteed by past results the Telogia facility has never failed to meet this delivery obligation.

            The Telogia facility is an example of the Company's strategy of acquiring under-performing waste-to-energy plants at a discount to replacement cost, retrofitting the facility as soon as practical with increased processing capabilities and updated combustion technology to improve the financial, environmental and operating results of such facility. The Telogia facility retrofit cost approximately $1.2 million.

            Biomass Waste Supply

            In 1991, to further improve the supply and lower the cost of fuel for the Telogia Facility, TERI constructed a waste paper densification line at the Telogia site. This line produces a densified fuel pellet from incoming feedstock, which has better burning characteristics than the undensified material. The Company improved this processing line during the renovation of the facility in 1997. The Telogia facility is continually expanding its menu of biomass waste products that it can process and ultimately dispose of through combustion. Currently the facility receives waxed corrugated, non-recyclable paper, construction and demolition wood wastes, residues from the wood processing industry and waste plastics. The Company is looking to expand the menu further to include waste carpet, which is abundant in the area. When the Company acquired the biomass facility the fuel was procured through middlemen, such as waste brokers. As a result when transportation costs were included, the Telogia facility paid $1,176,000 in 1996 for fuel. The Company objective is to convert this paid for fuel into tipping fee based material improving the overall economics of the facility. In 1997 through this process the Telogia facility's net cost of fuel including transportation was reduced to $421,000. The tipping fee material is principally generated under short term contracts and the spot market. During 1997, the Telogia Facility processed approximately 112,000 tons of wood waste and 35,000 tons of waste paper, and generated approximately 98,000 megawatt-hours of electricity, which represented 80% of its annual capacity.

Wood Waste Processing

      KTI Bio Fuels

            General

            The Company's Maine wood waste processing business is operated by the Company's subsidiary, KTI Bio Fuels. KTI Bio Fuels owned a 75% ownership interest in a predecessor partnership, KTI Bio Fuels, L.P. The sole limited partner of KTI Bio Fuels L.P. was Maine Woodchips Associates, a Maine partnership


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

("Woodchips Associates"), which held the remaining 25% ownership interest in KTI Bio Fuels, L.P. In February 1997, the Company acquired the 25% interest owned by Maine Woodchips for 10,000 shares of its common stock and a five year Warrant for 2,000 shares at $8.50 per share. Upon acquiring the 25% ownership interest, the Company liquidated the partnership and moved the operation into its wholly owned subsidiary, KTI Bio Fuels. KTI Bio Fuels was organized in 1986 for the purpose of developing and operating the Lewiston Facility to convert treated and untreated wood waste materials into woodchips used as boiler fuel. This facility also converts oversized bulky wastes, such as furniture and mattresses into a biomass boiler fuel.

            The principal source of revenue to KTI Bio Fuels is tipping fees from parties disposing of wood waste at the Lewiston Facility, which is supplemented by revenues from the sale of woodchips and recovered scrap metals. Maine Energy and PERC utilize woodchips produced by the Lewiston Facility as a supplemental fuel for their RDF combustion processes. In addition to Maine Energy and PERC, KTI Bio Fuels also sells its woodchips to third party biomass power plants in Maine.

            Lewiston Facility

            The Lewiston Facility occupies an approximately 9.7 acre site which is leased from an affiliate of the City of Lewiston for a term expiring 2015 . The facility has the capacity to process up to three hundred (300) tons per day of wood waste materials and consists of a waste processing building, including equipment for the magnetic separation of ferrous metals, and a large storage building where processed woodchips are stored.

      Timber Energy Cairo Facility

            TERI also owns a 400,000 tons per shift wood chip mill located in Cairo, Georgia (the "Cairo Facility"). The Cairo Facility was constructed in 1988 to produce wood chips for Stone Container and incidentally to provide an additional source for a continuing, dependable and economical fuel supply for the Telogia Facility. The Cairo Facility commenced operations in December 1989. Pulpwood is processed for Stone Container under a "process or pay" contract. The contract requires Stone Container to pay $3.40 per ton for up to 240,000 tons per year and $3.00 per ton for all tons processed over 240,000 tons per year. Bark trimmings from the Cairo Facility could provide up to 20% of fuel requirement for the Telogia Facility. During 1997, the Cairo Facility processed approximately 365,000 tons of virgin wood, which represented 91.3% of its single shift annual capacity, and produced approximately 317,000 tons of wood chips and approximately 48,000 tons of bark trimmings. During 1997 the Company began to market the bark produced to mulch processors. As the Telogia Facility eliminates it's need for the Cairo Facility's bark by replacing its purchased biomass fuel with tipping fee material the Company will increase its marketing activities of the bark for alternative uses.

      KTI Ash Recycling, Inc.

            Effective March 29, 1996, KTI Ash purchased a 60% interest as a limited partner in AART. The general partner, AART American Ash Recycling Corp. of Tennessee, a Florida corporation and an affiliate of AAR, is the previous owner of the Nashville Facility. The partnership is carrying on the business of the Nashville Facility. The Company has a priority on the annual distributions of earnings and cash flow from the Nashville Facility to the extent of 75% of the earning and cash flow generated until it receives $315,000 for each year on a cumulative basis.

            In April, 1996, the Company entered into agreements with American Ash Recycling Corp., a Florida corporation ("AAR"), pursuant to which the Company acquired a 60% limited partnership interest in a


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

limited partnership formed to operate a municipal waste combuster ("MWC") ash recycling facility in the State of Maine (the "Maine Partnership"). Until recently, the Maine Partnership was in the process of obtaining its federal, state and local permits. The Company had originally agreed to become a 60% limited partner, if appropriate, in up to eight (8) more ash recycling facilities that may be developed by AAR through December, 1999.

            The Company believes that the Company's efforts to obtain operating permits for the Maine Partnership's ash recycling facility were instrumental in Maine Energy's ability to negotiate a reduced disposal fee with a third-party ash landfill owner. Under the renegotiated contract, Maine Energy's ash disposal fee was reduced to $46 per ton from $76 per ton. Maine Energy contractually agreed to pay 30% of the ash disposal fee savings to the Maine Partnership.

            On October 31, 1997, KTI Specialty Waste Services, Inc. acquired AAR's 40% general partner interest in the Maine Partnership for $560,000, and the Maine Partnership has been renamed KTI Ash Recycling of New England, L.P. Since the Company now owns all of the interests in such partnership, the Company has received all of the ash disposal fee savings payable to the partnership since November 1, 1997. After the consummation of the acquisition of AAR's general partner interest, the Company's agreement to become a limited partner in up to eight additional cash recycling facilities was terminated. In addition, the Maine Partnership is attempting to establish an ash recycling operation at one of the Company's waste-to-energy facilities.

            AAR's MWC proprietary ash recycling process recovers substantial quantities of metal contained in MWC ash residue and, after removing unburned materials, converts the remainder of the ash into a high grade aggregate which is sold for reuse in commercial construction, asphalt, concrete, and roadbed material applications. AAR's process recovers both ferrous and non-ferrous metals, which are cleaned to enhance their value in the scrap metal markets. AAR's process also removes unburned combustibles through the utilization of proprietary air separation processes.

      KTI Post Consumer and Commercial Recycling Facilities

            Acquisition of I. Zaitlin and Sons, Inc.

            On August 1, 1997, KTI Recycling, Inc., a subsidiary of the Company acquired I. Zaitlin and Data Destruction Services, Inc. a Maine corporation ("DDS"). The Company purchased I. Zaitlin and DDS for 200,000 shares of Common Stock and also purchased two parcels of real estate, used by I. Zaitlin and owned by the shareholders of Zaitlin, for cash in the amount of $500,000. The Company purchased I. Zaitlin, DDS and the real estate subject to certain liabilities of approximately $2,300,000.

            Zaitlin and DDS have their headquarters in Biddeford, Maine. I. Zaitlin, formed in 1917, has processing, brokering and storage facility in Biddeford, Maine. It formerly had a processing, brokerage and storage facility in Woburn, Massachusetts. That facility has been closed and the business transferred to the Company's facility in Charlestown, Massachusetts. It buys and sells more than 100,000 tons of recycled materials in the Northeastern United States and Canada, handling all grades of waste paper, non-ferrous metals and some plastics. In addition to the expansion of services provided in the Maine market through the Biddeford Facility, Zaitlin's expertise in non-ferrous metal processing and marketing expands the Company's ability to market and process non-ferrous metals at its waste-to-energy plants and wood processing facilities. Maine Energy is enhancing its front end processing in 1998 to recover non-ferrous metals, such as aluminum, as a direct result of working with Zaitlin personnel. To date Maine Energy only has recovered ferrous metals from the


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

waste stream. The Company's focus is to utilize Zaitlin to increase Maine's recycling percentage which has been historically low due to Maine's rural population. By utilizing the Company's Biddeford and Charlestown facilities for recycling, the State of Maine can enjoy the economies of scale more typical of large urban recycling units. The Company would transfer higher priced MSW from the Boston area with the same trucks used to transfer recyclables sent from Maine to Charlestown.

            DDS is in the confidential records destruction business. DDS provides an additional service for the Company's customers who desire their waste to be confidentially destructed, including banks and law firms. DDS provides both on and off-site document destruction. An additional benefit of DDS is that the shredded documents can either be recycled at one of the Company's paper recycling facilities or utilized as processed fuel at one of the Company's waste-to-energy facilities.

            The operations of the Woburn, Massachusetts commercial paper recycling facility have been consolidated into the Company's Charlestown commercial recycling facility. This consolidation allowed for reductions in duplicative administrative and operating costs.

      Acquisition of Prins Recycling Units

            On November 14, 1997, the Company completed the acquisition of three recycling facilities located in Franklin Park, Illinois, a suburb of Chicago, Charlestown, Massachusetts, a borough of Boston, and in Newark, New Jersey. The facilities are operated by wholly owned subsidiaries of the Company under the name of KTI Recycling. The three facilities are large capacity facilities, capable of processing approximately 50,000 tons of post consumer and commercial recyclables per month.

            The facilities were purchased as part of an asset purchase from Prins pursuant to an order of the Bankruptcy Court for the District of New Jersey. In addition to the facilities, the Company purchased substantially all of the remaining assets of Prins, including cash, accounts receivable and causes of action.

            The purchase price was approximately $15 million. The purchase was financed in part by a term loan of $7.5 million provided by KeyBank, National Association, bearing interest at said Bank's base rate plus 1.25% per annum, with level monthly principal payments amortized over 84 months. The term loan is secured by a mortgage on the Franklin Park, Illinois facilities, all property and equipment at the three facilities not pledged to third parties and the accounts receivable generated by the three facilities. The balance of the purchase price was paid by cash on hand and by a temporary draw of a portion of the company's revolving line of credit of $11 million, provided by KeyBank, National Association.

            Charlestown Facility

            The Charlestown Facility consists of two buildings leased from two separate landlords. In one building the Company processes residential or post consumer recyclables and in another building the Company processes commercial recyclables such as high grade paper from printers. The residential building receives old newspaper ("ONP") old corrugated containers ("OCC") and commingled bottles and cans. The building processes the ONP and OCC on a series of processing lines which separate various grades of paper and OCC through the use of mechanical processes and labor at various picking stations. The process also eliminates waste and non-recyclable paper and plastics from the recyclables. The waste and non-recyclable are delivered to Maine Energy for combustion. The resulting processed ONP and OCC is then baled and shipped to domestic and international paper mills.


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

            The commingled bottles and cans are processed on a separate set of processing lines in the residential building. The material is separated by both mechanical methods such as eddy current separators for aluminum and belt magnets for ferrous metal and labor at picking stations to separate various grades of plastic and glass by color. The separated products are baled in the case of plastics, ferrous metal and aluminum or crushed in the case of glass. Any residual material is either delivered to Maine Energy for combustion or in the case of mixed color glass used as aggregate or landfill cover. These separated products are sold to manufacturers for use as raw material in the production of intermediate and finished products.

            The residential building receives ONP, OCC and commingled bottles and cans from several commercial haulers and local municipalities including the City of Boston and numerous surrounding municipalities which are under contracts ranging from 5 to 13 years. The ONP and OCC delivered by the communities is paid for by a tipping fee which ranges from $18 per ton for Boston as host city to $25 per ton, subject to rebate. If ONP #8 as listed in an industry publication exceeds a preset price (usually $33 per ton) the communities will receive a rebate in the amount equal to the excess over this preset base price. The Company has structured these variable fee rebate contracts in order to obtain a processing fee from the communities which will not be subject to the swings in the commodity market. As a result of the historic volatility in ONP and OCC prices, communities previously have chosen to bid the services required for their recycling needs annually. The variable fee rebate structure also allows the community to commit for longer periods of time. The commingled bottles and cans delivered under contracts with the communities require a tipping fee per ton to be paid which ranges from $20 per ton for Boston as host city to $35 per ton. There is no rebate structure under this portion of the contract.

            The Charlestown commercial recycling building processes high grade paper in order to grade the incoming material in several grades including sorted office waste. The Charlestown commercial recycling building primarily processes a wide variety of high grade paper products. These range from direct pulp substitutes to deinking grades, such as sorted office paper, print shop waste and sorted white ledger. In addition, the facility handles overissue newsprint and OCC, both of which are purchased from large commercial generators or from commercial haulers.

            Each of these items is run over a sorting line, where contaminants are removed and higher value items are extracted for upgrading and separate baling. Thus, direct grades of secondary fiber are produced to meet the demands of specific paper mills, and higher values are obtained. The graded paper is baled and shipped to domestic and international paper mills.

            In addition to consolidating Zaitlin's Woburn facility into the commercial building, the Company also acquired Vel-A-Tran of Billerica, Massachusetts in January 1998. Vel-A-Tran is also in the business of recycling high grade paper and fiber in the New England area. Vel-A-Tran operations are also being consolidated into the commercial building.

      Newark Facility

            The Newark facility consists of three processing buildings, a small separate office building, and a separate scalehouse, all located within an industrial park. In one building the Company processes ONP and OCC. In a second building the Company processes post-consumer office wastes, as well as pre-consumer papers from printers and document publishing houses. In a third building the Company is capable of processing either post-consumer or pre-consumer paper. This building is also currently serving as a commingled materials transloading site.


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

            Non-recyclable residuals in Newark are handled by third parties. The ONP currently comes mostly from other recyclers and not directly from municipalities. The OCC comes from haulers. Almost all ONP and OCC pricing is determined each month based on local end-market prices. The marketplace is very competitive, due to the presence of several other large operations within a 20 mile radius.

            A third source of material for the first building is another recycling firm located nearby, which pays a fixed fee to have its material processed and baled at the Company's facility, then markets it directly from the Newark Facility. This firm provides up to 25% of the total material processed in this building.

            The second building has two parallel sorting lines which are designed to handle office waste and other mixed grades coming from commercial establishments. The first sorting line accepts "dirty" office mixes which may have glass, cans, and other non-fiber material in it. The material is first passed over a screening device which allows all small particles and objects to fall through, while all the paper is carried over onto the sort line. Pickers then remove the corrugated and other mixed paper, leaving the higher quality office papers to collect at the end.

            The second office paper line is designed for clean office mixes with no cans, glass, grit or dirt. On this line, pickers pull out high grades such as computer paper and clean white ledger. The remaining material is collected after processing to be sold as low grade paper.

            A section of the second building is also used both to cut books received from printers to extract the high-quality paper inside, and also to segregate and store other high-quality pre-consumer papers from printers. In some cases, the Company is principally transloading clean, baled material.

            The third building has a sort line and several work areas which can be used for either low grade or high grade paper as well as a tipping area for commingled materials. While the facility currently does not process commingled material, it accepts such materials if accompanied by newspapers. Commingled materials are sold to a third party for a flat $20 per ton rate. Most commingled materials are tipped at no cost.

      Chicago

            The Chicago facility currently serves the high-grade, pre-consumer market. It consists of a single one-story building with two adjoining buildings that enclose rail sidings, one on each side of the central structure. Each siding is capable of storing six 40-foot boxcars indoors. On one side of the central building is a loading door for each railcar. That side of the building is principally used for inventory storage. On the other side, there is a single baler fed by a sunken conveyor. The rail siding for that building is not in use currently.

            Much of the material which arrives at the Chicago facility has been baled at the supplier's facility. The suppliers generally are large printing operations with significant recycling and paper recovery activities of their own. The baled material is off-loaded from either supplier's trucks or the Company's own trucks. When sufficient material of one grade exists, the bales are put onto outbound trailers for shipment to customers. Material which arrives loose is loaded onto the conveyor, baled and sold to domestic paper mills.

            The Company's contracts usually call for a rebate based on a percentage of the Official Board Markets' (an industry publication) price for that material for that month. The contracts are for periods ranging from two to five years. There are fewer suppliers for the Chicago facility than for the Newark or Boston commercial operations; this is due to the volume generated by the very large printers with whom the Company


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

has contracted. Almost all of Chicago's material is sold to domestic paper mills, as compared to Boston and Newark, which sell more than half of their materials to overseas customers.

Marketing

      The Company's current marketing activity has broadened during 1997 with the acquisition of K-C, Manner and Zaitlin. The Company's marketing services have increased from its historical focus on contract acquisition for biomass, municipal solid and specialty waste materials supply to the Maine Energy facility, the Lewiston Facility, the TERI Telogia and Cairo Facilities and the PERC facility. The Company now markets a wide variety of recycled commodities, including all grades of secondary fiber and ferrous and non-ferrous metals and plastics. The Company currently is soliciting waste handling agreements for the Maine Energy facility from municipalities and commercial waste generators in Maine and in nearby areas such as northern Massachusetts and southern New Hampshire. The Company intends to enter into contracts of from one (1) to six
(6) years duration in order to stabilize supply while retaining the ability to take advantage of any upward movement in regional disposal fees. The Company has recently assumed additional marketing responsibilities at PERC due to its increase ownership under which the Company will attempt to fill the approximately 75,000 tons of annual capacity of PERC currently being utilized by combusting supplemental fuels. The Company intends on utilizing the spot market for MSW to fill the available capacity at PERC.

      Disposal of oil soaked wastes, industrial wastes, out-dated pharmaceuticals, cosmetics, and other commercial wastes, known generally as "specialty wastes," is another large potential market for the Company. The MDEP has granted a permit to Maine Energy that enables the Maine Energy facility to accept a broad variety of specialty wastes for disposal by combustion. The Company believes that tipping fees on specialty wastes are substantially higher per ton than MSW delivered on a spot market basis and therefore provides improved operating margins on Maine Energy's available capacity.

      The Company markets its specialty waste capacity through retail brokers of such materials who sign contracts with a wholly owned subsidiary, KTI Specialty Waste Services, Inc. ("KTI Specialty"). On October 18, 1996, KTI Specialty executed an Operating Agreement with Pine Tree Waste, Inc. ("Pine Tree"). Under the Agreement, the Company and Pine Tree established Specialties Environmental Management Company, LLC, a Maine Limited Liability Company ("SEMCO"). On February 4, 1998, the Company acquired Total Waste Management, a company engaged in waste management in the New England area. SEMCO and Total Waste Management provide services on a retail basis to municipal, commercial and industrial customers to dispose of certain solid and liquid wastes in the New England Region, concentrating on: (a) premium priced unusual or difficult to dispose of wastes; (b) in and out of jurisdiction municipal solid waste; and (c) construction and demolition waste, including treated and untreated wood waste. Each of SEMCO and Total Waste Management has entered into a contract with Maine Energy to dispose of acceptable material at Maine Energy's Biddeford facility for a term of five years which may be extended for an additional five year period at set tipping fees, adjusted annually for changes in the consumer price index.

      At the Lewiston Facility, most contracts have durations of one (1) year or less. Most of the wood waste materials processed by the facility are acquired as a result of bids on specific demolition or disposal projects concentrated in Maine or in nearby states such as New Hampshire, Massachusetts and Connecticut.

      In order to mitigate the effects of competition in these areas from companies that operate portable wood chipping equipment, KTI Bio Fuels has expanded its marketing staff and entered the oversized bulky waste ("OBW") market. KTI Bio Fuels is processing OBW such as mattresses, box springs, furniture, wooden pallets, and other similar waste materials, which is shred and blended with other process materials to be delivered for ultimate disposal through incineration at the PERC facility.

      In marketing the services of the Lewiston Facility, the Company emphasizes its integrated waste handling capabilities to ensure wood waste producers such as electric and telephone utilities, railroads and other large scale wood waste generators that their waste will be processed and completely destroyed through ultimate incineration at either the Maine Energy or PERC facilities or at other approved incinerator facilities that currently are doing or may do business with KTI Bio Fuels. The Company's integrated disposal facilities provide wood waste or OBW generators with disposal procedures that eliminate many potential future liabilities associated with the disposal of wood wastes by conventional means such as landfilling. Management of the Company believes that if landfill capacity becomes scarcer, then the availability of wood waste from within Maine for use by the Lewiston Facility may increase. Through direct marketing and broker affiliations, the Company plans to secure new regional accounts.

      Manner has a marketing staff of seven commission based recycled plastic brokers. This staff identifies industrial customers with scrap plastic resins which can be utilized in value added recycling plants. Manner manages the movement of all material through internal truck brokers.

      The Telogia Facility historically marketed its biomass waste capacity to brokers of waste materials resulting from the chipping of pulpwood. The Telogia Facility has been receiving the biomass waste (bark mulch and wood fines) from the Cairo Facility. Due to the requirement of transporting the material approximately 60 miles to the Telogia Facility from the Cairo Facility, this fuel supply actually costs TERI approximately $8 per ton. TERI during 1996, paid to third parties between $5 and $10 per ton for its fuel supply when the cost of transporting the material is taken into account. When transportation costs are included, the Telogia Facility paid approximately $1.2 million for fuel in 1996. The Company is currently directly marketing this capacity to generators of residual waste from wood processing industries, clean construction and demolition wood debris, and non-recyclable paper products. The Company's objective is to convert the paid for fuel into tipping fee based material thereby improving the overall economics of the Telogia Facility. The Company will initially attempt to bring the net costs of fuel acquisition to zero for the Telogia Facility and ultimately look to produce net revenues from the tipping fee based material. In 1997, the Telogia Facility's net cost for fuel was reduced to approximately $421,000. As the Telogia Facility becomes less dependent on the Cairo Facility for fuel supply, the Cairo Facility biomass waste particularly bark mulch can be marketed for sale to third parties producing additional revenues for the Company.

      K-C markets secondary fiber, pulp and paper worldwide with offices in Portland, Oregon, Lakewood, New Jersey, Hartford, Connecticut, Los Angeles, California, Rio de Janeiro, Brazil, Seoul, South Korea and Barcelona, Spain. K-C is responsible for marketing all of the Company's recycled paper and OCC, including all domestic and international shipping requirements. K-C has integrated into its operations the marketing personnel from Zaitlin, Prins and Vel-A-Tran. K-C also actively trades secondary fiber pulp and paper for third party recyclers and paper producers.

Competition

      The Company experiences significant competition in each of its waste handling markets. Maine Energy and PERC compete with landfills and several waste-to-energy facilities and municipal incinerators in Maine and the New England region. However, the volume of MSW produced in the New England region has historically increased and the Company believes that it is likely to continue to increase while the availability of landfills for waste disposal is likely to continue to decline. Even though the implementation of recycling programs to reduce

MSW has increased, the Company believes that there are limits on the percentage of MSW that ultimately can be recycled and that alternatives for disposal of MSW will continue to be needed. In addition, the Company has begun to focus on the industrial waste market as an ancillary source of waste for the Maine Energy and PERC facilities and as a means of reducing its reliance upon the MSW market. Specifically, KTI Specialty and SEMCO have been formed to acquire specialty waste products for these facilities.

      The Company believes that the RDF technology employed by the Maine Energy and PERC facilities compares favorably with the mass-burn technology utilized by many other waste-to-energy facilities. In RDF systems, MSW is preprocessed to remove various non-combustible items which are recycled or landfilled. This results in a significantly reduced volume of ash residue, thereby lowering ultimate disposal costs, and is also complementary to current recycling programs.

      The Lewiston Facility competes with landfills and operators of portable wood chipping equipment.

      The Telogia facility competes for biomass fuel supply with paper companies which employ on site power generation. As the Company moves toward tipping fee based waste fuels this Facility's dependence on the current fuel supply will be decreased. The facility is permitted to combust 100% of such tipping fee based fuels. Competition for tipping fee based material will principally come from landfills whose cost structure is greater than that of the Telogia Facility as the primary goal is to eliminate the current cost of fuel for the facility. Local landfill costs for biomass waste products range from $15 to $25 per ton, while the cost of processing the material ranges from $5 to $8 per ton at the Telogia Facility.

      Manner competes with several other recycled plastic brokers and direct marketing from plastic recycling plants for the post industrial plastic scrap and with materials recovery facilities for post consumer plastics.

      The Company's other recycling subsidiaries which are primarily involved in the waste paper brokerage business face extensive competition. Such businesses operate with thin profit margins. In order to be profitable, the waste paper broker must arrange to simultaneously buy and sell waste paper, while providing a great enough spread to cover transportation costs and insurance. Generally, paper mills purchase paper under long-term contracts which provide for purchase prices that are adjusted in accordance with a relevant paper price index. A significant portion of the sales made by K-C are to foreign customers, and such sales are contingent upon the availability of letters of credit for such customers.

      KTI Recycling, which operates recycling plants in Boston, Chicago and Newark, formerly owned by Prins, faces significant price competition in all of its market. The Newark recycling market is burdened with industry-wide overcapacity and continual price pressure. Combined with high labor costs, the Newark market currently operates with very low profitability. In the Chicago market, the Company's recycling plant has relatively low utilization and price competition is extensive.

Customers

      Maine Energy, TERI and PERC are contractually obliged to sell all of the electricity generated at their facilities to Central Maine, Florida Power and Bangor Hydro, respectively. The loss of these electricity customers would have a material adverse affect on the business and financial condition of the Company.

      Maine Energy and PERC, along with approved wood burning energy production facilities, purchase the majority of the output of woodchips from KTI Bio Fuel's Lewiston Facility for use as a boiler fuel supplement to their combustion processes.

      The Nashville Facility receives its entire supply of MWC ash from the City of Nashville as a result of the operation of the Nashville Thermal Facility. If the City of Nashville reduces the current level of appropriation or the Nashville Thermal Facility fails to continue to operate there would be a material adverse affect on the business and financial condition of the Nashville Facility.

      DDS provides on and off-site document destruction services for banks, law firms and other commercial establishments who desire confidential destruction.

Raw Materials

      The raw material demands of the PERC facility currently are met mainly by PERC's long-term waste handling agreements with approximately 200 municipalities in Maine. PERC received approximately 94% of its raw materials in 1997 from these municipalities. Maine Energy received 30.4% of its raw materials in 1996 from 18 Maine municipalities under long-term waste handling agreements and the majority of the balance from commercial and private waste haulers and municipalities with short-term contracts. Maine Energy and PERC are currently exploring other waste material opportunities in order to lessen their reliance on the MSW spot market, including pursuing agreements with commercial waste generators and entering new specialty waste markets. The Company believes that diversifying its raw materials base could be an important factor in gaining stability in the Company's waste material requirements if the MSW market declines due to recycling or other factors. The Company currently has not experienced a decline in the amounts of MSW raw material that it obtains from its current market areas. Because of its attractive tipping fees in recent years, Maine Energy has consistently received and processed waste at its nominal capacity.

      KTI Bio Fuels mainly relies on short-term treated and untreated wood waste disposal agreements for its raw materials requirements. Most of KTI Bio Fuel's wood waste disposal agreements have durations of one (1) year or less, with many of such agreements resulting from bids on specific demolition or disposal projects concentrated in Maine or in nearby states such as New Hampshire, Massachusetts and Connecticut. KTI Bio Fuels is exploring additional wood waste markets in other nearby states such as New York and New Jersey and is also actively seeking additional sources of chemically treated wood waste and OBW for processing at the Lewiston Facility, which would not only expand its raw materials base but also would allow KTI Bio Fuels to charge higher disposal fees for such materials.

      The Telogia Facility utilizes biomass fuels which are a by-product of the paper pulp woodchip industry as its raw material. The Company plans to supplement and ultimately replace this raw material with tipping fee based biomass waste, such as construction and demolition debris and non-recyclable paper products.

      The Charlestown Facility receives a majority of its recyclable material for processing from local municipalities under long-term contracts. These contracts provide that all recyclables generated in the jurisdiction of each municipality will be delivered to the Charlestown Facility. The quantity of material delivered by these communities depends on the level of source separation at the constituent households.

      Zaitlin, Vel-A-Tran and the Charlestown Facility's commercial building receive high grade paper from printers and publishing houses. The Chicago Facility's suppliers of high grade, pre-consumer recyclable paper are generally large printing operations with significant recycling and paper recovery operations of their own. The Newark Facility receives a majority of its OCC and ONP from other recyclers and haulers and its pre-consumer paper is received from printers and publishing houses.

      The Nashville Facility relies on the City of Nashville to deliver ash produced by the city's waste-to-energy facility for its raw materials. If in any year the city does not provide sufficient ash for the Nashville Facility, the Nashville Facility may mine ash from the city's landfill.

Seasonality

      The MSW market in Maine Energy's and PERC's market areas is seasonal, with one-third more MSW generated in the summer months than is generated during the rest of the year. Maine Energy and PERC rely on the spot MSW market and waste from commercial sources as needed to meet their waste material needs over that delivered pursuant to agreements with municipalities, and charge tipping fees based on prevailing prices in their respective market areas. The Company believes that its planned diversification of the waste material used by the Maine Energy and PERC facilities, such as combusting specialty waste products, will lessen any seasonality supply problems experienced by the facilities.

      KTI Bio Fuels is also affected by seasonal factors, as wood waste materials from construction and demolition sites in its market areas are also much more widely available in the warmer months of the year, when construction and demolition projects usually occur.

      K-C, Zaitlin, the Charlestown Facility and the Newark Facility experience increased quantities of ONP and OCC in November and December, followed by reduced quantities in January, due to increased newspaper advertising and retail activity during the holiday season.

Governmental Regulation

            General

            The operations of the Company's waste handling businesses are subject to extensive governmental regulations at the federal, state and local levels. The Company believes that its operations are in material compliance with existing laws and regulations material to its business. The laws, rules and regulations which govern the waste handling businesses are very broad and are subject to continuing change and interpretation. No assurance can be given that the Company will be able to obtain or maintain the licenses, permits and approvals necessary to conduct its current business or possible future expansions of its business. The failure to obtain or maintain requisite licenses, permits and approvals or otherwise to comply with such existing or future laws, rules and regulations or interpretations thereof could have a material adverse effect on the Company's operations. The following discussion of statutes, regulations and court decisions are brief summaries, are not intended to be complete, and are qualified in their entirety by reference to such statutes, regulations and court decisions.

            Energy and Utility Regulation

            Each of the Maine Energy facility, the PERC facility and the Telogia facility has been certified by the Federal Energy Regulatory Commission as a "qualifying small power production facility" under PURPA and regulations promulgated thereunder, which grants an exemption for such facilities from most federal and state laws governing electric utility rates and financial organization. A qualified small power production facility is exempt from the Public Utility Holding Company Act of 1935 and from certain state laws and regulations governing electric utility rates and financial organization, and, the rates charged by Maine Energy and PERC for their acceptance of waste at their respective facilities are not subject to regulation under existing state and federal law.

            PURPA requires that electric utilities purchase electricity generated by qualifying facilities at a price equal to the purchasing utility's full "avoided cost." Avoided costs are defined by PURPA as the incremental costs to the electric utility of electric energy or capacity or both which, but for the purchase from the qualifying facility, such utility would generate itself or purchase from another source.

            There are certain risks that the terms of such power purchase agreements may be altered or changed adversely to Maine Energy, PERC and TERI, primarily due to a bankruptcy of the contracting utility. These risks are particularly heightened at the present time because of the existence of excess energy capacity in the New England area. The rates in the agreements were established based upon predictions made more than ten years ago as to what each of Central Maine and Bangor Hydro would spend to provide the same energy and capacity as Maine Energy or PERC, as applicable, over the terms of the power purchase agreements. Contrary to the assumptions built into the contract prices, energy demand did not grow as fast as predicted and oil prices did not increase, but rather decreased. Central Maine and Bangor Hydro may thus currently purchase energy and capacity on the open market for significantly less than they are obligated to pay Maine Energy and PERC, respectively, under the power purchase agreements.

            Bangor Hydro has negotiated buy-outs of long-term power purchase agreements with certain of its independent producers in order to eliminate or decrease its purchase requirements at high rates.

            Flow Control

            One response by state and local governments to the increasing problems associated with solid waste disposal was the enactment of flow control ordinances which generally require that all waste generated in the municipality enacting the ordinance be directed to a specified disposal site. The purpose of these ordinances was to control the processing of solid waste from the enacting municipalities as a means of controlling waste tipping fee revenues which were relied upon as a means to support the financing and operation of solid waste disposal facilities. The enactment of flow control ordinances was authorized pursuant to Maine law and most of the municipalities with whom Maine Energy and PERC executed long-term waste handling agreements enacted such an ordinance. From the municipality's perspective, having such an ordinance in place was a corollary to its agreement to a "put-or-pay" waste handling agreement which requires the municipality to pay a guaranteed annual minimum fee to the waste-to-energy facility regardless of the actual amount of MSW delivered to the facility.

            In May 1994, in C&A Carbone, Inc. v. Town of Clarkstown, the United States Supreme Court struck down, as an unlawful violation of the "commerce clause" of the United States Constitution, a flow control ordinance enacted by the Town of Clarkstown, New York. The Company does not believe that loss of flow control provisions would adversely impact operations at either the Maine Energy facility or the PERC facility. The long-term waste handling agreements for such facilities contractually require the municipalities to pay for waste disposal whether or not the waste is delivered. Therefore, the municipalities have little financial incentive to pay for the disposal of MSW at alternative sites even at lower tipping fees. More significantly, however, the tipping fees charged by both Maine Energy and PERC are less than the long-term tipping fees currently being charged by landfills and other waste incinerators in the region. In addition, the closing of landfills and the remoteness of Maine from urban areas means that there are few disposal alternatives available to Maine municipalities. Finally, as transportation costs are a significant part of total disposal costs, it is unlikely that existing disposal facilities located outside of the Maine Energy or PERC facility waste generation areas would be able to lower their tipping fees to a point that would justify the incurrence of the additional transportation expense. The Company believes that comparatively low tipping fees at the Maine Energy and PERC facilities will make them attractive alternatives to waste generators who may be free to look elsewhere if flow control ordinances restricting their disposal opportunities become unenforceable.

            Environmental Laws

            The Company's waste-to-energy, ash recycling and wood processing business activities at its facilities and its transportation and waste disposal business activities are regulated pursuant to federal, state and local environmental laws. Federal laws such as the Clean Air Act and the Clean Water Act and their state analogs govern discharges of pollutants from waste-to-energy facilities to air and water, and other federal, state and local laws such as the Resource Conservation and Recovery Act of 1976 ("RCRA") comprehensively govern the generation, transportation, storage, treatment and disposal of solid waste. These environmental regulatory laws, and others such as the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), may make the Company potentially liable in the event of environmental contamination associated with its activities, facilities or properties.

            The environmental regulatory laws and regulations or licenses and permits issued thereunder also establish operational standards, including specific limitations on emissions of certain air and water pollutants. Failure to meet these standards could subject the facilities to enforcement actions and, unless excused by particular circumstances, fines or other liabilities.

            Standards established pursuant to the environmental regulatory laws and governmental policies governing their enforcement may change. For example, new technology may be required or stricter standards may be established for the control of discharges of air or water pollutants or for solid waste or ash handling and disposal. Such future developments could affect the manner in which the Company operates its facilities and could require significant additional capital expenditures to achieve compliance with such requirements or policies. In the case of Maine Energy and PERC, however, in most circumstances all or a portion of these compliance costs may be recovered from the communities with long-term waste handling agreements as a component of the variable portion of the tipping fee pursuant to change-in-law provisions of such agreements.

            CERCLA, and other environmental remediation laws, may subject the Company to strict joint and several liability for the costs of remediating contamination associated with contaminated sites, including landfills, at which there has been disposal of residue or other waste handled, transported or processed by the Company and real property owned by the Company which may be contaminated. The Company has no information that might indicate that it may be a potentially responsible party under CERCLA or any other environmental remediation law.

            Timely applications have been made for the air emissions permits for the Maine Energy and PERC facilities. Under Maine regulatory law, a permit continues in effect provided that a timely application for renewal is made. In Maine Energy's case, the application was submitted in compliance with state mandate during August 1996. Thereafter, in December 1996, a public hearing was held by the Maine Department of Environmental Protection on the application and to address the favorable results of an independently conducted health risk assessment pertaining to Maine Energy. Final adjudication is expected during mid to late 1998. In the case of PERC, a renewal application was submitted in advance of the deadline. Final approval is expected in December 1998.
Management of the Company believes that Maine Energy and PERC are in compliance with the federal Clean Air Act, its implementing regulations and all other applicable regulations and, therefore, anticipates that the permits will be renewed following the hearings. There can be no assurance, however, that new conditions will not be imposed in the permits or that the permits will be renewed.

            Management of Maine Energy and PERC believe that relationships with Maine environmental regulators are good and there are no pending or, to such management's knowledge, any threatened enforcement actions. The Company, which is responsible for operating the Maine Energy facility, monitors applicable environmental standards and evaluates its selection of technology to ensure that applicable standards are being met.

            The United States Supreme Court determined in City of Chicago v. Environmental Defense Fund, a case interpreting provisions of RCRA, that the generation of ash residue from waste-to-energy facilities in the incineration process is not exempt from hazardous waste regulation. The Company believes that the Supreme Court's decision will have no material adverse effect on operations at the Maine Energy and PERC facilities. The ash produced at the Maine Energy and PERC facilities is and always has been tested for hazardous wastes and has generally met the requirements of non-hazardous material according to the regulations implementing RCRA promulgated by the EPA since their adoption. Any ash residue that is designated as hazardous material is disposed of according to regulations governing the disposal of such material. Moreover, the Company's ash residue is disposed in landfills segregated to accept ash residue only and, to the Company's knowledge, the landfill facilities at which the ash residue is disposed meet or exceed the applicable standards for such facilities under RCRA. There can be no assurance, however, that the current regulations governing the testing and disposition of ash residue will not be modified and made more stringent and require operational or technological adjustments at the Maine Energy and PERC facilities, which adjustments could have a material adverse effect on the operation of such facilities and the financial viability or profitability of the Company.

            Maine Energy's waste handling agreements with its host communities of Biddeford and Saco prescribe a set of standards for noise, odor and ash emissions from the Maine Energy facility and impose penalties in the event of non-compliance. Since the Maine Energy facility is sited directly in the commercial area of Biddeford, the Company has implemented stringent operational practices to mitigate the escape of odors from the Maine Energy facility including the use of air lock doors at the waste-hauling trucks' entrance to, and exit from, the facility's tipping floor. Management believes that the Maine Energy facility has been in compliance with noise, odor and ash emission standards.

            In order to operate the Lewiston Facility, KTI Bio Fuels is required to maintain a site location and solid waste permit issued by MDEP and a junkyard permit issued by the City of Lewiston, Maine. The site location and solid waste permit has expired, but a timely application for the renewal of same was filed and the Lewiston Facility continues to operate under the grandfather provisions of Maine law.

            Maine state law and an ordinance of the City of Lewiston forbid the operation of "junkyards" without obtaining a permit. The nature of the Lewiston Facility's operation puts it within the definition of a junkyard. The permit is issued on a yearly basis and local officials have the authority to impose conditions in the permit consistent with public health and safety. Renewal is subject to a public hearing. The KTI Bio Fuels permit contains numerous special conditions, the majority of which were inserted in response to two fires that occurred at the Lewiston Facility, including, without limitation, restrictions on the number and size of wood waste piles which may be maintained on the premises and the requirement that fire hydrants and an additional access road to the Lewiston Facility from the main road be provided. The permit was most recently renewed on February 4, 1997. The Company believes that the Lewiston Facility is in compliance with the provisions of the permit.

            Total Waste Management in involved in the transportation, temporary storage and destruction or other disposal of hazardous waste materials. Accordingly, it is subject to comprehensive regulation, including stringent requirements for record keeping on the nature of all wastes received or shipped, the destination and method of destruction or disposal of such waste and the transporters used.

Discontinued Operations

            During 1996, the Company disposed of its computer services segment which was composed entirely of Convergent Solutions, Inc. ("CSI"). The sale was completed in two separate transactions. On July 26,1996, certain assets and liabilities of CSI were sold to Ciber, Inc. for $5,000,000. Also, on July 29, 1996, after the transfer of certain of CSI's remaining assets and liabilities to the Company, all of the outstanding common stock of CSI was sold to certain members of its management for $5,000. In addition, the Company has provided cash advances in the form of notes receivable to the buyers aggregating $444,643 at December 31, 1996. The notes receivable are due on July 29, 2000, but were prepaid on September 24, 1997.

Employees

            As of December 31, 1997, the Company had a total of 493 full time employees, comprised of twenty-two (22) full time employees on its corporate staff, eighty (80) full time employees at the Maine Energy facility, sixteen
(16) full time employees at the Lewiston Facility, thirty one (31) full time employees at the Telogia facility, six (6) full time employees at the Cairo facility, fifteen (15) full time employees at the Manner facility, ninety two
(92) full time employees at the KTI Recycling of New England facility, one hundred forty seven (147) full time employees at the KTI Recycling of New Jersey facility, twenty three (23) full time employees at the KTI Recycling of Illinois facility, twenty seven (27) full time employees at the Zaitlin facility, thirteen (13) full time employees at the Data Destruction facility, three (3) full time employees at the Zaitlin-Massachusetts facility and eighteen (18) full time employees at the K-C facilities. The employees at the PERC and Nashville facilities are not Company employees. None of the Company's employees are covered by collective bargaining agreements and the Company considers its employee relations to be good.

                               SELLING SHAREHOLDERS

      The following sets forth certain information with respect to the Selling Shareholders which has been provided to the Company by each such Selling Shareholder. The Company has no knowledge of the intentions of any of the Selling Shareholders to actually sell any of the shares listed under the column "Shares Available for Sale." Each of the Selling Shareholders has the contractual right to sell shares. No Selling Shareholder has a material relationship with the Company other than as a result of ownership of the Shares and the Exchange Notes. All amounts indicated are as of February 2, 1998.

Series B Preferred Stock

                                                                           Percentage of
                                                         Shares Offered    Class Owned
                                  Ownership Prior to    Pursuant to this      After
Selling Shareholder                    Offering          Prospectus(1)     Offering(2)
                                       --------          --------------    -----------
Armstrong Fund Equity Account               4,100               4,100           *
Bell South                                 10,400              10,400           *
Berwyn Income Fund, Inc.                   50,000              50,000           *

Cardinal Special Situations                   800                 800           *
  Fund, L.P.
Cardinal Value Equity Partners             19,900              19,900           *
Catholic Mutual Relief Society             12,000              12,000           *
  of America
Catholic Mutual Relief Society              8,000               8,000           *
  Retirement Plan and Trust
Century National Insurance Company         16,000              16,000           *
Commonwealth Life Insurance                20,000              20,000           *
  Company (Teamsters-Camden
  Non-Enhanced)
Credit Research & Trading LLC               4,300               4,300           *
Fidelity Financial Trust:                 178,800             178,800           *
  Fidelity Convertible Security Fund
Foundation Account No. 1                    8,000               8,000           *
HBK Finance L.P.                           14,200              14,200           *
HBK Securities Ltd.                        23,200              23,200           *
Highbridge International LDC               65,000              65,000           *
JMG Capital Investments, Inc.              25,000              25,000           *
JSS Investments, L.L.C.                    10,000              10,000           *
KF Company Limited                            600                 600           *
LACERA                                     10,400              10,400           *
Metropolitan Life Insurance Co.
  Separate Account #184                    10,000              10,000           *
Navesink Equity Derivative Fund,           15,000              15,000           *
  LDC
Paloma Securities LLC                      12,000              12,000           *
Remy Capital Partners II L.P.               9,800               9,800           *
RH Capital Associates #1, L.P.             46,000              46,000           *
Silverton International Fund Limited        8,000               8,000           *
SoundShore Partners L.P.                  131,500             131,500           *
State Street Research Equity Income        40,000              40,000           *
  Fund
State Street Research High Income
  Fund                                     10,000              10,000           *
TQA Arbitrage Fund, L.P.                   14,000              14,000           *
Triton Capital Investments, Inc.           25,000              25,000           *
Zazove Convertible Fund, L.P.              44,000              44,000           *
                                                             --------
Total                                                         846,000

Common Stock

                                                                           Percentage of
                                                         Shares Offered    Class Owned
                                  Ownership Prior to    Pursuant to this      After
Selling Shareholder                    Offering          Prospectus(1)     Offering(2)
                                       --------          --------------    -----------
Armstrong Fund Equity Account              8,914(1)             8,914           *

Bell South                                22,611(2)            22,611           *
Berwyn Income Fund, Inc.                 108,710(3)           108,710           *
Cardinal Special Situations                1,739(4)             1,739           *
  Fund, L.P.
Cardinal Value Equity Partners            43,266(5)            43,266           *
Catholic Mutual Relief Society            26,090(6)            26,090           *
  of America
Catholic Mutual Relief Society            17,393(7)            17,393           *
  Retirement Plan and Trust
Century National Insurance Company        34,787(8)            34,787           *
Commonwealth Life Insurance               43,484(9)            43,484           *
  Company (Teamsters-Camden
  Non-Enhanced)
Credit Research & Trading LLC             9,349(10)             9,349           *
Fidelity Financial Trust:               388,747(11)           388,747           *
  Fidelity Convertible Security Fund
Foundation Account No. 1                 17,393(12)            17,393           *
HBK Finance L.P.                         30,873(13)            30,873           *
HBK Securities Ltd.                      50,441(14)            50,441           *
Highbridge International LDC            141,323(15)           141,323           *
JMG Capital Investments, Inc.            54,355(16)            54,355           *
JSS Investments, L.L.C.                  21,742(17)            21,742           *
KF Company Limited                        1,304(18)             1,304           *
LACERA                                   22,611(19)            22,611           *
Metropolitan Life Insurance Co.
  Separate Account #184                  21,742(20)            21,742           *
Navesink Equity Derivative Fund,         32,613(21)            32,613           *
  LDC
Paloma Securities LLC                    26,090(22)            26,090           *
Remy Capital Partners II L.P.            21,307(23)            21,307           *
RH Capital Associates #1, L.P.          100,013(24)           100,013           *
Silverton International Fund Limited     17,393(25)            17,393           *
SoundShore Partners L.P.                285,907(26)           285,907           *
State Street Research Equity Income      86,968(27)            86,968           *
  Fund
State Street Research High Income
  Fund                                   21,742(28)            21,742           *
TQA Arbitrage Fund, L.P.                 30,438(29)            30,438           *
Triton Capital Investments, Inc.         54,355(30)            54,355           *
Zazove Convertible Fund, L.P.            95,664(31)            95,664           *
                                                             --------
Total                                                       1,839,364

(1) Represents shares of Common Stock issuable upon conversion of 4,100 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(2) Represents shares of Common Stock issuable upon conversion of 10,400 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(3) Represents shares of Common Stock issuable upon conversion of 50,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(4) Represents shares of Common Stock issuable upon conversion of 800 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(5) Represents shares of Common Stock issuable upon conversion of 19,900 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(6) Represents shares of Common Stock issuable upon conversion of 12,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(7) Represents shares of Common Stock issuable upon conversion of 8,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(8) Represents shares of Common Stock issuable upon conversion of 16,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(9) Represents shares of Common Stock issuable upon conversion of 20,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(10) Represents shares of Common Stock issuable upon conversion of 4,300 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(11) Represents shares of Common Stock issuable upon conversion of 178,800 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(12) Represents shares of Common Stock issuable upon conversion of 8,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(13) Represents shares of Common Stock issuable upon conversion of 14,200 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(14) Represents shares of Common Stock issuable upon conversion of 23,200 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(15) Represents shares of Common Stock issuable upon conversion of 65,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(16) Represents shares of Common Stock issuable upon conversion of 25,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(17) Represents shares of Common Stock issuable upon conversion of 10,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(18) Represents shares of Common Stock issuable upon conversion of 600 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(19) Represents shares of Common Stock issuable upon conversion of 10,400 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(20) Represents shares of Common Stock issuable upon conversion of 10,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(21) Represents shares of Common Stock issuable upon conversion of 15,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(22) Represents shares of Common Stock issuable upon conversion of 12,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(23) Represents shares of Common Stock issuable upon conversion of 9,800 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(24) Represents shares of Common Stock issuable upon conversion of 46,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(25) Represents shares of Common Stock issuable upon conversion of 8,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(26) Represents shares of Common Stock issuable upon conversion of 131,500 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(27) Represents shares of Common Stock issuable upon conversion of 40,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(28) Represents shares of Common Stock issuable upon conversion of 10,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(29) Represents shares of Common Stock issuable upon conversion of 14,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(30) Represents shares of Common Stock issuable upon conversion of 25,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

(31) Represents shares of Common Stock issuable upon conversion of 44,000 shares of Series B Preferred Stock plus accumulated and unpaid dividends.

                                                                                 Percentage of
                                                                                  Class Owned
Exchange Notes                    Ownership Prior to   Notes Offered Pursuant        After
Selling Shareholder                    Offering        to this Prospectus(1)       Offering(2)
                                       --------        --------------------       -----------
Armstrong Fund Equity Account           $102,000(1)          $102,000                  *
Bell South                               260,000(2)           260,000                  *
Berwyn Income Fund, Inc.               1,250,000(3)         1,250,000                  *
Cardinal Special Situations               20,000(4)            20,000                  *
  Fund, L.P.
Cardinal Value Equity Partners           497,000(5)           497,000                  *
Catholic Mutual Relief Society           300,000(6)           300,000                  *
  of America
Catholic Mutual Relief Society           200,000(7)           200,000                  *
  Retirement Plan and Trust
Century National Insurance Company       400,000(8)           400,000                  *
Commonwealth Life Insurance              500,000(9)           500,000                  *
  Company (Teamsters-Camden
  Non-Enhanced)
Credit Research & Trading LLC           107,000(10)           107,000                  *
Fidelity Financial Trust:             4,470,000(11)         4,470,000                  *
  Fidelity Convertible Security Fund
Foundation Account No. 1                200,000(12)           200,000                  *
HBK Finance L.P.                        355,000(13)           355,000                  *
HBK Securities Ltd.                     580,000(14)           580,000                  *
Highbridge International LDC          1,625,000(15)         1,625,000                  *
JMG Capital Investments, Inc.           625,000(16)           625,000                  *
JSS Investments, L.L.C.                 250,000(17)           250,000                  *
KF Company Limited                       15,000(18)            15,000                  *
LACERA                                  260,000(19)           260,000                  *
Metropolitan Life Insurance Co.
  Separate Account #184                 250,000(20)           250,000                  *
Navesink Equity Derivative Fund,        375,000(21)           375,000                  *
  LDC
Paloma Securities LLC                   300,000(22)           300,000                  *
Remy Capital Partners II L.P.           245,000(23)           245,000                  *
RH Capital Associates #1, L.P.        1,150,000(24)         1,150,000                  *
Silverton International Fund Limited    200,000(25)           200,000                  *
SoundShore Partners L.P.              3,287,000(26)         3,287,000                  *
State Street Research Equity Income   1,000,000(27)         1,000,000                  *
  Fund
State Street Research High Income
  Fund                                  250,000(28)           250,000                  *
TQA Arbitrage Fund, L.P.                350,000(29)           350,000                  *
Triton Capital Investments, Inc.        625,000(30)           625,000                  *
Zazove Convertible Fund, L.P.         1,100,000(31)         1,100,000                  *
                                                             --------
Total                                                     $21,148,000

(1) Represents aggregate principal amount of Exchange Notes issuable in exchange for 4,100 shares of Series B Preferred Stock.

(2) Represents aggregate principal amount of Exchange Notes issuable in exchange for 10,400 shares of Series B Preferred Stock.

(3) Represents aggregate principal amount of Exchange Notes issuable in exchange for 50,000 shares of Series B Preferred Stock.

(4) Represents aggregate principal amount of Exchange Notes issuable in exchange for 800 shares of Series B Preferred Stock.

(5) Represents aggregate principal amount of Exchange Notes issuable in exchange for 19,900 shares of Series B Preferred Stock.

(6) Represents aggregate principal amount of Exchange Notes issuable in exchange for 12,000 shares of Series B Preferred Stock.

(7) Represents aggregate principal amount of Exchange Notes issuable in exchange for 8,000 shares of Series B Preferred Stock.

(8) Represents aggregate principal amount of Exchange Notes issuable in exchange for 16,000 shares of Series B Preferred Stock.

(9) Represents aggregate principal amount of Exchange Notes issuable in exchange for 20,000 shares of Series B Preferred Stock.

(10) Represents aggregate principal amount of Exchange Notes issuable in exchange for 4,300 shares of Series B Preferred Stock.

(11) Represents aggregate principal amount of Exchange Notes issuable in exchange for 178,800 shares of Series B Preferred Stock.

(12) Represents aggregate principal amount of Exchange Notes issuable in exchange for 8,000 shares of Series B Preferred Stock.

(13) Represents aggregate principal amount of Exchange Notes issuable in exchange for 14,200 shares of Series B Preferred Stock.

(14) Represents aggregate principal amount of Exchange Notes issuable in exchange for 23,200 shares of Series B Preferred Stock.

(15) Represents aggregate principal amount of Exchange Notes issuable in exchange for 65,000 shares of Series B Preferred Stock.

(16) Represents aggregate principal amount of Exchange Notes issuable in exchange for 25,000 shares of Series B Preferred Stock.

(17) Represents aggregate principal amount of Exchange Notes issuable in exchange for 10,000 shares of Series B Preferred Stock.

(18) Represents aggregate principal amount of Exchange Notes issuable in exchange for 600 shares of Series B Preferred Stock.

(19) Represents aggregate principal amount of Exchange Notes issuable in exchange for 10,400 shares of Series B Preferred Stock.

(20) Represents aggregate principal amount of Exchange Notes issuable in exchange for 10,000 shares of Series B Preferred Stock.

(21) Represents aggregate principal amount of Exchange Notes issuable in exchange for 15,000 shares of Series B Preferred Stock.

(22) Represents aggregate principal amount of Exchange Notes issuable in exchange for 12,000 shares of Series B Preferred Stock.

(23) Represents aggregate principal amount of Exchange Notes issuable in exchange for 9,800 shares of Series B Preferred Stock.

(24) Represents aggregate principal amount of Exchange Notes issuable in exchange for 46,000 shares of Series B Preferred Stock.

(25) Represents aggregate principal amount of Exchange Notes issuable in exchange for 8,000 shares of Series B Preferred Stock.

(26) Represents aggregate principal amount of Exchange Notes issuable in exchange for 131,500 shares of Series B Preferred Stock.

(27) Represents aggregate principal amount of Exchange Notes issuable in exchange for 40,000 shares of Series B Preferred Stock.

(28) Represents aggregate principal amount of Exchange Notes issuable in exchange for 10,000 shares of Series B Preferred Stock.

(29) Represents aggregate principal amount of Exchange Notes issuable in exchange for 14,000 shares of Series B Preferred Stock.

(30) Represents aggregate principal amount of Exchange Notes issuable in exchange for 25,000 shares of Series B Preferred Stock.

(31) Represents aggregate principal amount of Exchange Notes issuable in exchange for 44,000 shares of Series B Preferred Stock.

                               PLAN OF DISTRIBUTION

      The Shares and Exchange Notes may be offered for sale from time to time by the Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest in the open market, on the NASDAQ National Market (in the case of Common Stock), in the over-the-counter market, in privately negotiated transactions, through the writing of options (whether such options are listed on an options exchange or otherwise), settlement of short sales of the Shares and Exchange Notes, or a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated or fixed prices, in each case, as determined by the Selling Shareholders or by agreement between the Selling Shareholders and underwriters, brokers, dealers or agents, or purchasers. The sale or distribution of the Shares and Exchange Notes may be effected directly to purchasers by the Selling Shareholders or through one or more brokers, dealers or agents, from time to time, in one or more transactions. If the Selling Shareholders effect such transactions by selling shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders and/or purchasers of the Shares and Exchange Notes for whom they may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular underwriter, broker, dealer or agent may be in excess of those customary in the type of transaction involved). The Selling Shareholders and any brokers, dealers or agents who act in connection with the sale of Shares and Exchange Notes hereunder may be deemed to be "underwriters" within the meaning of the Act, and any commissions, discounts or concessions received by any such brokers, dealers or agents and proceeds of any resale of the Shares and Exchange Notes may be deemed to be underwriting discounts and commissions under the Act.

      Under the securities laws of certain states, the Shares and Exchange Notes may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Shares and Exchange Notes may be not be sold unless the Shares and Exchange Notes have been registered or qualified for sale in any such state or an exemption from registration or qualification is available and complied with.

      The Company will pay all of the expenses incident to the registration, offering and sale of the Shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers or agents. The Company will not receive any of the proceeds of the sale of any of the Shares and Exchange Notes by the Selling Shareholders.

                             DESCRIPTION OF SECURITIES

Authorized Stock

      The Company's Restated Certificate of Incorporation, as amended, authorizes the issuance of 13,333,333 shares of Common Stock and 10,000,000 shares of "blank check" preferred stock, no par value, and, pursuant to a Certificate of Amendment to the Company's Restated Certificate of Incorporation filed on May 16, 1997, 20,000,000 shares of Common Stock. As of January 31, 1998, there were 8,980,381 shares of Common Stock issued and outstanding and held of record by 201 shareholders of record, and 856,000 shares of the Company's Series B Preferred Stock issued and outstanding and held of record by 2 shareholders.

Common Stock

      Shareholders are entitled to one vote for each share of the Common Stock held of record on all matters to be voted by shareholders. Shareholders are not entitled to cumulate their votes in the election of directors.

Subject to the prior rights of holders of additional preferred stock of the Company which may be issued, the holders of Common Stock are entitled to dividends, when and if declared by the Board of Directors, out of funds legally available therefor. The Credit Facility and the Series B Preferred Stock however, contain restrictions on the payment of cash dividends. See "Risk Factors -- No Cash Dividends." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and have no right to convert Common Stock into any other securities. All outstanding shares of Common Stock are fully paid and nonassessable.

Series B Preferred Stock

      Ranking

      The Series B Preferred Stock will, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company, rank (i) senior to all classes of Common Stock of the Company and to each other class of capital stock or series of preferred stock established after July, 1997 by the Board of Directors the terms of which do not expressly provide that it ranks senior to or on a parity with the Series B Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to with the Common Stock of the Company as "Junior Securities"); (ii) subject to certain conditions, on a parity with any class of capital stock or series of preferred stock issued by the Company established after the date of the issuance of the Series B Preferred Stock by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Series B Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to as "Parity Securities"); and (iii) subject to certain conditions, junior to each class of capital stock or series of preferred stock issued by the Company established after the date of the issuance of the Series B Preferred Stock by the Board of Directors the terms of which expressly provide that such class or series will rank senior to the Series B Preferred Stock as to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Company (collectively referred to as "Senior Securities"). The Series B Preferred Stock will be subject to the issuance of series of Junior Securities, Parity Securities and Senior Securities, provided that the Company may not issue any new class of Parity Securities or Senior Securities without the approval of the holders of at least a majority of the shares of Series B Preferred Stock then outstanding, voting or consenting, as the case may be, together as one class unless the pro forma ratios for the latest twelve months of (i) net income available for preferred dividends to preferred dividends is not less than 1:1 and (ii) earnings before interest, taxes, depreciation and amortization, exclusive of non-recurring items, less capital expenditures, securities amortization and redemption, cash taxes and changes in working capital to preferred dividends is not less than 1.2:1.

      In addition, the Series B Preferred Stock will rank junior in right of payment to all indebtedness and other debt obligations of the Company.

      Dividends

      Holders of the Series B Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, from any source of funds legally available therefor, dividends on the Series B Preferred Stock at a rate per annum equal to 8 3/4% of $25.00 per share plus accumulated and unpaid dividends thereon, payable quarterly. All dividends will be cumulative whether or not earned or declared on a daily basis from the date of issuance of the Series B Preferred Stock and will be payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, commencing on November 1, 1997. Upon the occurrence of an Event of Default under certain of the Company's existing indebtedness, the Company is restricted from paying, and future agreements of the Company may restrict the payment of, cash dividends on the Series B Preferred Stock.

      Dividends will be payable to holders of record of the Series B Preferred Stock on the stock register of the Company on the record date for such purpose fixed by the Board of Directors of the Company, which shall not be less than 10 nor more than 60 days preceding the dividend payment date. Dividends will be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in any period of less than one month.

      No dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Securities for any period unless full cumulative dividends shall have been or contemporaneously are declared and paid in cash or declared and a sum in cash set apart for such payment on the Series B Preferred Stock. If full dividends in cash are not so paid, the Series B Preferred Stock will share dividends pro rata with the Parity Securities. No dividends may be paid or set apart for such payment on Junior Securities (except dividends on Junior Securities in additional shares of Junior Securities) and no Junior Securities or Parity Securities may be repurchased, redeemed or otherwise retired, nor may funds be set apart for payment with respect thereto, if full cumulative dividends for all past dividend periods have not been paid in cash on the Series B Preferred Stock.

      Mandatory Redemption

      On August 15, 2004, the Company shall redeem from any source of funds legally available therefor, all of the then outstanding shares of Series B Preferred Stock at a redemption price equal to $25.00 per share plus accumulated and unpaid dividends thereon. Such redemption may be made at the option of the Company either in (i) cash at 100% or (ii) Common Stock valued at 95% of the average closing price of the Common Stock during the 20 trading days prior to such redemption.

      Optional Redemption

      The Series B Preferred Stock will be redeemable for cash on or after August 15, 2000, at the option of the Company, from any source of funds legally available therefor, from time to time, in whole or in part, at the redemption prices set forth herein, together with all accumulated and unpaid dividends to the redemption date ("Redemption Price"). The Redemption Prices are as follows, plus all accumulated and unpaid dividends to the redemption date, for shares of Series B Preferred Stock redeemed during the twelve month period beginning on August 15, of the years indicated:

          Year                             Price
--------------------------      ---------------------------
2000                             $  26.10 per share
2001                             $  25.73 per share
2002                             $  25.37 per share
2003 and thereafter              $  25.00 per share


      Notwithstanding the foregoing, on or after August 15, 1999, the Company may, at its option, redeem the Series B Preferred Stock at $26.47 per share plus accumulated and unpaid dividends thereon if the Common Stock bid price has averaged not less than 1.5 times the conversion price during the preceding 20 consecutive trading days.

      No optional redemption may be authorized or made unless, prior to giving the applicable redemption notice, all accumulated and unpaid dividends for dividend periods ended prior to the date of such redemption notice shall have been paid in cash. In the event of partial redemptions of Series B Preferred Stock, the shares to be redeemed will be determined pro rate or by lot, as determined by the Company; provided that the Company may redeem all shares held by holders of fewer than 100 shares of Series B Preferred Stock (or by holders that would hold fewer than 100 shares of Series B Preferred Stock following such redemption) prior to its redemption of other shares of Series B Preferred Stock.

      Conversion Rights

      Each share of Series B Preferred Stock will be convertible at any time at the option of the holder thereof into Common Stock of the Company, at a conversion price equal to $11.75 per share, except that the right to convert shares of Series B Preferred Stock called for redemption will terminate at the close of business on the business day preceding the redemption date and will be lost if not exercised prior to that time, unless the Company defaults in making the payment due upon redemption.

      The conversion price will be subject to adjustment in certain events, including: (i) the payment of dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company; (ii) the issuance to all holders of Common Stock of rights, warrants or options entitling them to subscribe for or purchase Common Stock at less than the current market price (as defined in the Certificate of Incorporation); (iii) subdivisions, combinations and reclassifications of Common Stock; (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of any class of capital stock, cash or other assets (including securities, but excluding those dividends, issuance of rights, warrants, and options and distributions referred to above and dividends and distributions paid in cash out of the retained earnings of the Company, unless the sum of all such cash dividends and distributions made and the amount of cash and the fair market value of other consideration paid in respect of any repurchase of Common Stock by the Company or any of its subsidiaries, in each case within the preceding 12 months in respect of which no adjustment has been made, exceeds 20% of the product of the then current market price of the Common Stock times the aggregate number of shares of Common Stock outstanding on the record date for such dividend or distribution).

      No adjustment of the conversion price will be required to be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted. In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock.

      In the case of certain consolidations or mergers to which the Company is a party or the transfer of substantially all of the assets of the Company, each share of Series B Preferred Stock then outstanding will become convertible only to the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of Common Stock into which such share of Series B Preferred Stock might have been converted immediately prior to such consolidation, merger or transfer (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount receivable per share by a plurality of non-electing shares).

      No fractional shares of Common Stock will be issued upon conversion; in lieu thereof, the Company will pay a cash adjustment based upon the closing price of the Common Stock on the business day prior to the conversion date.

      The holder of record of a share of Series B Preferred Stock at the close of business on a record date with respect to the payment of dividends on the Series B Preferred Stock will be entitled to receive such dividends with respect to such share of the Series B Preferred Stock on the corresponding dividend payment date, notwithstanding the conversion of such share after such record date and prior to such dividend payment date. A share of Series B Preferred Stock surrendered for conversion during the period from the close of business on any record date for the payment of dividends to the opening of business of the corresponding dividend payment date must be accompanied by a payment in cash in an amount equal to the dividends payable on such dividend payment date, unless such share of Series B Preferred Stock has been called for redemption on a redemption date occurring during the period from the close of business on any record date for the payment of dividends to the close of business on the business day immediately following the corresponding dividend payment date. The dividend payment with respect to a share of Series B Preferred Stock called for redemption on a date during the period from the close of business on any record date for the payment of dividends to the close of business on the business day immediately following the corresponding dividend payment date will be payable on such dividend payment date to the record holder of such share on such record date, notwithstanding the conversion of such share after such record date and prior to such dividend payment date. No payment or adjustment will be made upon conversion of shares of Series B Preferred Stock for accumulated and unpaid dividends or for dividends with respect to the Common Stock issued upon such conversion.

      Change of Control

      Upon the occurrence of a Change of Control (as defined below), at the option of the holders of a majority of the Series B Preferred Stock the Company will be required to make an offer (a "Change of Control Offer") to repurchase all or any part of each holder's Series B Preferred Stock at an offer price equal to $25.00 per share plus accumulated and unpaid dividends thereon to the date of repurchase. Such redemption may be made at the option of the Company either in (i) cash at 100% or (ii) Common Stock valued at 95% of the average closing price of the Common Stock during the 20 trading days prior to such redemption. Within 30 days following a Change of Control, the Company will mail a notice to each holder of Series B Preferred Stock describing the transaction that constitutes the Change of Control and offering to repurchase the Series B Preferred Stock pursuant to the procedures required by the Certificate of Incorporation and described in such notice; provided that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding indebtedness to permit the repurchase of the Series B Preferred Stock required by this covenant.

      A "Change of Control" will be deemed to have occurred upon the occurrence of any of the following: (a) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, (b) the adoption of a plan relating to the liquidation or dissolution of the Company, (c) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" or "group" (as such terms are, used in Section 13(d)(3) of the Exchange Act), other than a group including any one of Nicholas Menonna Jr., Martin Sergi or Ross Pirasteh, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange
Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting stock of the Company, unless the closing price per share of Common Stock for any five trading days within the period of ten consecutive trading days ending immediately after the announcement of such Change of Control equals or exceeds 105% of the conversion price of the Series B Preferred Stock or the Exchange Notes, as the case may be, in effect on each such trading day, or (d) the first day on which more than a majority of the Board of Directors are not Continuing Directors (as defined below); provided, however, that a transaction in which the

Company becomes a subsidiary of another entity shall not constitute a Change of Control if (i) the shareholders of the Company immediately prior to such transaction "beneficially own" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding voting stock of the Company immediately prior to such transaction, no "person" or "group" (as such terms are defined above), other than such other entity (but including holders of equity interests of such other entity), "beneficially owns" (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding voting stock of the Company.

      "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (a) was a member of the Board of Directors on the date of original issuance of the Series B Preferred Stock or
(b) was nominated for election to the Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, at least two-thirds of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

      Except as described above with respect to a Change of Control, the Certificate of Incorporation does not contain provisions that permit the holders of the Series B Preferred Stock to require that the Company repurchase or redeem the Series B Preferred Stock in the event of a takeover, recapitalization or similar transaction. In addition, the Company could enter into certain transactions, including acquisitions, refinancing or other recapitalizations, that could affect the Company's capital structure or the value of the Series B Preferred Stock or the Common Stock, but that would not constitute a Change of Control.

      The occurrence of a Change of Control may result in default under certain indebtedness of the Company. In addition, certain indebtedness of the Company could restrict the Company's ability to repurchase the Series B Preferred Stock for cash upon a Change of Control. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing the Series B Preferred Stock for cash, the Company could seek the consent of its lenders to the repurchase of the Series B Preferred Stock or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from repurchasing the Series B Preferred Stock for cash. The Company's failure to make a Change of Control Offer or to repurchase the Series B Preferred Stock tendered in a Change of Control Offer would constitute a Voting Rights Triggering Event (as defined below). Finally, the Company's ability to repurchase Series B Preferred Stock following a Change of Control may be limited by the Company's then existing financial resources.

      The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Certificate of Incorporation applicable to a Change of Control Offer made by the Company and purchases all of the Series B Preferred Stock validly tendered and not withdrawn under such Change of Control Offer.

      Exchange

      The Company at its option, upon 60 days' written notice to the holders of Series B Preferred Stock, may exchange all, but not less than all, of the then outstanding shares of Series B Preferred Stock into its 8 3/4% Exchange Notes on any dividend payment date, provided that on the date of such exchange: (a) there are no accumulated and unpaid dividends on the Series B Preferred Stock (including the dividends payable on such date) or other contractual impediment to such exchange; (b) there shall be legally available funds sufficient therefor; (c) a registration statement relating to the Exchange Notes shall have been declared effective under the

Securities Act of 1933, as amended (the "Securities Act"), prior to such exchange and shall continue to be in effect on the date of such exchange or the Company shall have obtained a written opinion of counsel that an exemption from the registration requirements of the Securities Act is available for such exchange and that upon receipt of such Exchange Notes pursuant to such exchange made in accordance with such exemption, the holders (assuming such holder is not an affiliate of the Company) thereof will not be subject to any restrictions imposed by the Securities Act upon the resale thereof, other than any such restriction to which the holder thereof already is subject on the Exchange Date (as defined below), and such exemption is relied upon by the Company for such exchange; (d) the indenture in respect of the Exchange Notes (the "Exchange Note Indenture") and the trustee thereunder shall have been qualified under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"); (e) immediately after giving effect to such exchange, no Default or Event of Default (each as defined in the Exchange Note Indenture) would exist under the Exchange Note Indenture; and (f) the Company shall have delivered to the Trustee under the Exchange Note Indenture a written opinion of counsel, dated the date of exchange, regarding the satisfaction of the conditions set forth in clauses (a),
(b), (c) and (d). The Company shall send a written notice of exchange by mail to each holder of record of shares of Series B Preferred Stock, which notice shall state, among other things, (i) that the Company is exercising its option to exchange the Series B Preferred Stock for Exchange Notes pursuant to the Certificate of Incorporation and (ii) the date of exchange (the "Exchange Date") which date shall not be less than 30 days nor more than 60 days following the date on which such notice is mailed. On the Exchange Date, the Company shall issue Exchange Notes in exchange for the Series B Preferred Stock as provided below.

      The holders of outstanding shares of Series B Preferred Stock will be entitled to receive $1,000 principal amount of Exchange Notes for each 40 shares of Series B Preferred Stock (the liquidation preference of which equals $1,000). The Exchange Notes will be issued in registered form, without coupons. Exchange Notes issued in exchange for Series B Preferred Stock will be issued in principal amounts of $1,000 and integral multiples thereof. The Company will pay cash in lieu of issuing an Exchange Note in a principal amount less than $1,000. On and after the Exchange Date, dividends will cease to accrue on the outstanding shares of Series B Preferred Stock, and all rights of the holders of Series B Preferred (except the right to receive the Exchange Notes, an amount in cash equal to the accumulated and unpaid dividend and Liquidated Damages, if any, to the Exchange Date and, if the Company so elects, cash in lieu of any Exchange Note which in an amount that is not an integral multiple of $1,000) will terminate. The person entitled to receive the Exchange Notes issuable upon such exchange will be treated for all purposes as registered holder of such Exchange Notes.

      Liquidation Preference

      Upon any voluntary liquidation, dissolution or winding-up of the Company, holders of Series B Preferred Stock will be entitled to be paid, out of the assets of the Company available for distribution, $25.00 per share plus accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up (including an amount equal to a prorated dividend for the period from the last dividend payment date to the date fixed for liquidation, dissolution or winding-up, the "Liquidation Preference"), before any distribution is made on any Junior Securities, including, without limitation, Common Stock of the Company. If, upon any voluntary or involuntary liquidation dissolution or winding-up of the Company, the amount payable with respect to the Series B Preferred Stock and all other Parity Securities is not paid in full, the holders of the Series B Preferred Stock and the Parity Securities will share equally and ratably in any distribution of assets of the Company in proportion to the full liquidation preference to which each is entitled. After payment of the full amount of the Liquidation Preferences to which they are entitled, the holders of shares of Series B Preferred Stock will not be entitled to any further participation in any distribution of assets of the Company. However, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation or merger of the Company with or into one or more entities should be deemed to be a liquidation, dissolution or winding-up of the Company.

      The Certificate of Incorporation for the Series B Preferred Stock does not contain any provision requiring funds to be set aside to protect the Liquidation Preference of the Series B Preferred Stock, although such Liquidation Preference will be substantially in excess of the par value of such shares of Series B Preferred Stock. In addition, the Company is not aware of any provision of New Jersey law or any controlling decision of the courts of the State of New Jersey (the state of incorporation of the Company) that requires a restriction upon the surplus of the Company solely because the Liquidation Preference of the preferred stock will exceed its par value. Consequently, there will be no restriction upon the surplus of the Company solely because the Liquidation Preference of the Series B Preferred Stock will exceed the par value thereof and there will be no remedies available to holders of the Series B Preferred Stock before or after the payment of any dividend, other than in connection with the liquidation of the Company, solely by reason of the fact that such dividend would reduce the surplus of the Company to an amount less than the difference between the liquidation preference of the Series B Preferred Stock and its par value.

      Voting Rights

      Holders of the Series B Preferred Stock are not entitled or permitted to vote on any matter required or permitted to be voted upon by the shareholders of the Company, except as otherwise required by New Jersey law or the Certificate of Incorporation.

      Pursuant to the Certificate of Incorporation, so long as any shares of the Series B Preferred Stock are outstanding, the affirmative vote of the holders of at least a majority of the outstanding shares of Series B Preferred Stock voting separately as one class, is required before:

      (a) the Company can authorize or issue any new class of Parity Securities or Senior Securities, or increase the authorized number of shares of any such class or series, or reclassify any authorized stock of the Company into any such class or series, or authorize any obligation or security convertible into or evidencing the right to purchase any such Parity Securities or Senior Securities unless the pro forma ratios for the latest twelve months of (i) net income available for preferred dividends to preferred dividends is not less than 1: I and (ii) earning before interest, taxes, depreciation and amortization, less capital expenditures, securities amortization and redemption, cash taxes and changes in working capital to preferred dividends is not less than 1.2:1;

      (b) the Company can amend the Certificate of Incorporation so as to affect adversely the voting rights, preferences, privileges or relative participating, optional or other specified rights of the holders of Series B Preferred Stock or to authorize the issuance of any additional shares of Series B Preferred Stock; provided that any such amendment that adversely changes the dividend payable on, or the liquidation preference of, the Series B Preferred Stock shall require the affirmative vote or consent of all holders of Series B Preferred Stock; and

      (c) the Company can amend or modify the Exchange Note Indenture from the form as existing on the date of issue of the Series B Preferred Stock (except as expressly provided therein), until the exchange of Series B Preferred Stock for Exchange Notes.

      Upon the failure by the Company to (a) declare and pay in full dividends accumulated and owing on any dividend payment date for more than four consecutive dividend payment dates; (b) satisfy any mandatory redemption obligation with respect to the Series B Preferred Stock or make a Change of Control Offer in the time period set forth therein (each of the events,described in clauses (a) and (b) being referred to herein as a "Voting Rights Triggering Event"), then the number of directors constituting the Board of Directors shall thereupon automatically be increased by one, in the case of clause (a) above and two, in the case of clause (b) above, and the holders of a majority of the outstanding shares of Series B Preferred Stock, voting separately as one class (or as a class together with the holders of shares of Parity Securities, if such holders are entitled to elect additional directors pursuant to any provisions of the Certificate of Incorporation that are similar to those of the holders of the Series B Preferred Stock), shall be entitled to elect such members to the Board of Directors at a special meeting therefor called upon the occurrence of such Voting Rights Triggering Event and at every subsequent meeting at which the terms of office of the directors so elected expire. In no event shall the holders of the Series B Preferred Stock and the holders of Parity Securities voting together as a class be entitled to elect a total of more than two additional directors to the Board of Directors of the Company

      The right of the holders of the Series B Preferred Stock to elect directors shall continue until such time as all accumulated dividends that are in arrears on the Series B Preferred Stock are paid in full or such other Voting Rights Triggering Event has been completely cured, at which time (a) the special right of such holders so to vote for the election of directors and (b) the term of office of the directors elected by such holders shall terminate, and the directors elected by the holders of Common Stock shall constitute the entire Board of Directors and the authorized number of directors of the Company shall thereupon return to the number of authorized directors otherwise in effect, but subject always to the same provisions for the renewal and divestment of such special voting rights in the case of any future Voting Rights Triggering Event.

      At any time after voting power to elect directors shall have become vested and be continuing in the holders of the Series B Preferred Stock or if vacancies shall exist in the offices of directors elected by such holders, a proper officer of the Company may, and upon the written request of any holder of record of the Series B Preferred addressed to the Secretary of the Company at the Company's principal executive office shall, call special meeting of such holders for the purpose of electing the directors that such holders are entitled to elect. If such meeting shall not be called by the proper officer of the Company within 20 days after personal service of such written request upon the Secretary of the Company, or within 20 days after mailing the same within the United States by certified mail, addressed to the Secretary of the Company at its principal executive offices, then any holder of the Series B Preferred Stock may designate in writing one of their number to call such meeting at the expense of the Company, and such meeting may be called by the person so designated upon the notice required for special meetings of shareholders of the Company and shall be held at the place for holding the annual meetings of shareholders. Any holder so designated shall have, and the Company shall provide, access to the lists of holders to be called pursuant to the provisions hereof.

      At any meeting held for the purpose of electing directors at which the holders of the Series B Preferred Stock shall have the right to elect directors, the presence in person or by proxy of the holders of at least a majority of the outstanding Series B Preferred Stock shall be required to constitute a quorum of such Series B Preferred Stock.

      Any vacancy occurring in the office of a director elected by the holders of the Series B Preferred Stock (or such holders and holders of Parity Securities) may be filled by the Board of Directors with a person nominated by the remaining director, if any, elected by such holders (or such holders and holders of such Parity Securities) unless and until such vacancy shall be filled by such holders (or such holders and holders of such Parity Securities) by calling a special meeting of such holders as provided above.

      In any case in which the holders of Series B Preferred Stock shall be entitled to vote pursuant to the Certificate of Incorporation or pursuant to New Jersey law, each such holder shall be entitled to one vote for each share of Series B Preferred Stock held.

      Merger, Consolidation and Sale of Assets

      Without the vote or consent of the holders of a majority of the then outstanding shares of Series B Preferred Stock, the Company may not consolidate or merge with or into, or sell, assign, transfer, lease convey or otherwise dispose of 80% or more of its assets to, any person unless (a) the entity formed by such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (in any such case, the "resulting entity") is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia; (b) if the Company is not the resulting entity, the Series B Preferred Stock is converted into or exchanged for and becomes shares of such resulting entity, having in respect of such resulting entity the same (or more favorable) powers, preferences and relative participating, optional or other special rights thereof that the Series B Preferred Stock had immediately prior to such transaction; and (c) immediately after giving effect to such transaction, no Voting Rights Triggering Event has occurred and is continuing. The resulting entity of such transaction shall thereafter be deemed to be the "Company" for all purposes of the Certificate of Incorporation.

Exchange Notes

      The Exchange Notes, if issued, will be issued pursuant to the Exchange
Note Indenture between the Company and a trustee to be chosen by the Company prior to the issuance of the Exchange Notes. The terms of the Exchange Notes include those stated in the Exchange Note Indenture and those made part of the Exchange Note Indenture by reference to the Trust Indenture Act. The Exchange Notes are subject to all such terms, and prospective investors are referred to the Exchange Note Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Exchange Note Indenture does not purport to be complete.

      General

      The Exchange Note Indenture authorizes the issuance of an aggregate principal amount of Exchange Notes equal to the aggregate liquidation preference of the then outstanding shares of Series B Preferred Stock at the time such shares are exchanged for Exchange Notes as described under "--Series B Preferred Stock-Exchange". The Exchange Notes will mature on August 15, 2004. The Exchange Notes will bear interest at the rate of 8 3/4% per annum, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, commencing on the first such date following the date on which the Exchange Notes are issued (the "Exchange Date"), to the holders of record at the close of business on the April 1 and October 1 next preceding such interest payment date. Interest will initially accrue from the Exchange Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Exchange Notes will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof, other than as described under "--Series B Preferred Stock--Exchange".

      The Exchange Notes will be general unsecured obligations of the Company, subordinated in right of payment to all Senior Debt (as defined below). See "-- Subordination."

      Principal, premium and interest will be payable, and the Exchange Notes may be presented for redemption, repurchase, exchange or transfer, at the office of the paying agent and registrar and at any other office or agency maintained by the Company for such purpose. The Trustee will initially act as registrar and paying agent. The

Company may change the registrar or paying agent without prior notice to holders and the Company or any subsidiary of the Company may act in such capacity.

      Optional Redemption

      The Exchange Notes will be redeemable for cash on or after August 15, 2000, at the option of the Company, in whole or from time to time in part, at the redemption prices set forth herein, together with all accrued and unpaid interest thereon to the redemption date. The redemption prices (expressed as percentages of principal amount) are as follows for Exchange Note redeemed during the twelve-month period beginning on August 15, of the years indicated:

                            Year                        Percentage
                  --------------------------      ----------------------
                  2000                             104.4%
                  2001                             102.9%
                  2002                             101.5%
                  2003 and thereafter              100%

      Notwithstanding the foregoing, on or after August 15, 1999, the Company may, at its option, redeem the Exchange Notes at 105.9% of the principal amount plus accrued and unpaid interest thereon if the Common Stock bid price has averaged not less than 1.5 times the Conversion Price during 20 consecutive trading days.

      Selection and Notice

      If less than all of the Exchange Notes are to be redeemed at any time, selection of Exchange Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Exchange Notes are listed, or, if the Exchange Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Exchange Notes of $1,000 or less shall be redeemed in part. Exchange Notes will be redeemed in multiples of $1,000. At least 30 but not more than 60 days before the redemption date, a public notice of the redemption shall be made and notice of redemption shall be mailed by first class mail to each holder of Exchange Notes to be redeemed at its registered address. If any Exchange Note is to be redeemed in part only, the notice of redemption that relates to such Exchange Note shall state the portion of the principal amount thereof to be redeemed. A new Exchange Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Exchange Note. Interest will cease to accrue on Exchange Notes or portions thereof called for redemption on the redemption date.

      Mandatory Redemption

      Except as set forth under "--Change of Control," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Exchange Notes.

      Subordination

      The payment of principal of and premium and interest on the Exchange Notes will be subordinated in right of payment to the prior payment in full of all Senior Debt, whether outstanding on the Exchange Date or thereafter incurred.

      Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors of any marshaling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all monetary obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt) before the holders of Exchange Notes will be entitled to receive any payment with respect to the Exchange Notes, and until all monetary obligations with respect to Senior Debt are paid in full, any distribution to which the holders of Exchange Notes would be entitled shall be made to the holders of such Senior Debt (except that holders of Exchange Notes may receive securities, including capital stock, that are subordinated at least to the same extent as the Exchange Notes to Senior Debt and any securities issued in exchange for Senior Debt).

      The Company also may not make any payment upon or in respect of the Exchange Notes (except in such capital stock or subordinated securities) if (a) a default on the payment of the principal of or premium or interest on any Senior Debt occurs and is continuing beyond any applicable period of grace or
(b) any other default occurs and is continuing with respect to any Designated Senior Debt (as defined below) that permits holders of such Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the representative of holders of such Designated Senior Debt. Payments on the Exchange Notes may and shall be resumed (i) in the case of a payment default, upon the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated and remains unpaid. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Brokage Notice.

      "Senior Debt" means (a) all obligations of the Company under the Existing Indebtedness (as defined in the Exchange Note Indenture), as it may be amended, modified, restated, supplemented, deferred, extended, renewed, replaced, refunded or refinanced from time to time, and (b) any other Indebtedness of the Company, whether outstanding on the date of issuance of the Exchange Notes or thereafter incurred, unless the instrument under which such indebtedness is incurred expressly provides that it is subordinated in right of payment to any Senior Debt; provided, however, that Senior Debt will not include (i) any liability for federal, state, local or other taxes owed or owing by the Company,
(ii) any Indebtedness of the company to any of its subsidiaries or (iii) any trade payables.

      "Indebtedness" means any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instrument or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing capital lease obligations or the balance deferred and unpaid of the purchase price of any property or representing any hedging obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and hedging obligations) would appear as a liability upon a balance sheet prepared in accordance with generally accepted accounting principles.

      "Designated Senior Debt" means (i) any Indebtedness outstanding under the Existing Indebtedness and (ii) any other Senior Debt permitted under the Indenture the principal amount of which is $5.0 million or more and that has been designated by the Company as "Designated Senior Debt."

      As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of Exchange Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. In addition, neither the Certificate of Incorporation nor the Exchange Note Indenture will limit the amount of Senior Debt that the Company may incur in the future.

      Change of Control

      Upon the occurrence of a Change of Control, at the option of the holders of a majority in principal amount of the Exchange Notes, the Company will be required to make an offer (an "Exchange Note Change of Control Offer") to repurchase all or any part of each holder's Exchange Notes at an offer price equal to 100% of the aggregate principal amour thereof, plus accrued and unpaid interest thereon to the date of repurchase. Such repurchase may be made at the option of the Company either in (i) cash at 100% or (ii) Common Stock value at 95% of average closing price of the Common Stock during the 20 trading days prior to such redemption. Within 30 days following a Change of Control, the Company will mail a notice to each holder of Exchange Note describing the transaction that constitutes the Change of Control and offering to repurchase the Exchange Notes pursuant to the procedures required by the Exchange Note Indenture and described in such notice; provided that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of the Exchange Notes required by this covenant. The Company will comply with the requirements of the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Exchange Notes as a result of a Change of Control.

      Except as described above with respect to a Change of Control, the Exchange Note Indenture does not contain provisions that permit the holders of the Exchange Notes to require that the Company repurchase or redeem the Exchange Notes in the event of a takeover, recapitalization or similar transaction. In addition, the Company could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect the Company's capital structure or the value of the Exchange Notes or the Common Stock but that would not constitute a Change of Control.

      The occurrence of a Change of Control may result in a default under certain of the Existing Indebtedness or other Senior Debt. In addition, certain of the Existing Indebtedness or other Senior Debt could restrict the Company's ability to repurchase Exchange Notes for cash upon a Change of Control. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing Exchange Notes for cash, the Company could seek the consent of its lenders to the repurchase of Exchange Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from repurchasing Exchange Notes for cash. The Company's failure to make an Exchange Note Change of Control Offer or to repurchase Exchange Notes tendered in an Exchange Note Change of Control Offer would constitute an event of default under the Exchange Note Indenture, which could, in turn, constitute a default under the Company's existing indebtedness or other Senior Debt. In such circumstances, the subordination provisions in the Exchange Note Indenture would likely restrict payments to the holders of Exchange Notes. See "--Subordination." Finally, the Company's ability to repurchase Exchange Notes following a Change of Control may be limited by the Company's then existing financial resources.

      The Company will not be required to make an Exchange Note Change of Control Offer following a Change of Control if a third party makes the Exchange Note Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Exchange Note Indenture applicable to an

Exchange Note Change of Control Offer made by the Company and purchases all Exchange Notes validly tendered and not withdrawn under such Exchange Note Change of Control Offer.

      Conversion Rights

      Each Exchange Note will be convertible at any time at the option of the holder thereof into Common Stock of the Company at a conversion rate equal to the principal amount of such Exchange Note divided by the conversion price then applicable, except that the right to convert Exchange Notes called for redemption will terminate at the close of business on the business day preceding the redemption date and will be lost if not exercised prior to that time, unless the Company defaults in making the payment due upon redemption, or if not exercised prior to the maturity of the Exchange Notes.

      The conversion price initially will be the conversion price with respect to the Series B Preferred Stock on the Exchange Date and will be subject to adjustment as set forth under "--Series B Preferred Stock--Conversion Rights".

      In the case of certain consolidations or mergers to which the Company is a party or the transfer of substantially all of the assets of the Company, the Exchange Notes then outstanding would become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of Common Stock into which such Exchange Notes might have been converted immediately prior to such consolidation, merger or transfer (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount receivable per share by a plurality of non-electing shares).

      No fractional shares of Common Stock will be issued upon conversion; in lieu thereof, the Company will pay a cash adjustment based upon the closing price of the Common Stock on the business day prior to the conversion date.

      The holder of record of an Exchange Note at the close of business on a record date with respect to the payment of interest on the Exchange Notes will be entitled to receive such interest with respect to such Exchange Notes on the corresponding interest payment date notwithstanding the conversion of such Exchange Notes after such record date and prior to such interest payment date. Exchange Notes surrendered for conversion during the period from the close of business on any record date for the payment of interest to the opening of business on the corresponding interest payment date must be accompanied by a payment in cash in an amount equal to the interest payable on such interest payment date, unless such Exchange Notes have been called for redemption on a redemption date occurring during the period from the, close of business on any record date for the payment of interest to the close of business on the business day immediately following the corresponding interest payment date. The interest payment with respect to an Exchange Note called for redemption on a date during the period from the close of business on any record date for the payment of interest to the close of business on the business day immediately following the corresponding interest payment date will be payable on such interest payment date to the record holder of such Exchange Note on such record date, not withstanding the conversion of such Exchange Note after such record date and prior to such interest payment date. No payment or adjustment will be made upon conversion of Exchange Notes for accrued and unpaid interest or for dividends with respect to the Common Stock issued upon such conversion.

Other Provisions of the Company's Restated Certificate of Incorporation

      The Company's Restated Certificate of Incorporation contains certain provisions known as "supermajority" and "fair price" provisions which are anti-takeover measures and could affect the price shareholders could receive for shares of Common Stock.

      Supermajority Provision. The "supermajority" provision is intended to encourage a corporation seeking to enter into a merger or consolidation with the Company or a sale of all or substantially all of the assets of the Company to negotiate these transactions with the "Disinterested Directors" (as defined) to ensure that such transactions have the substantial support of such directors before submission to the shareholders.

      The supermajority provision requires for approval of a merger or consolidation between the Company and another corporation, or a sale of substantially all of the assets of the Company, the affirmative vote of at least 80% of the combined voting power of the then outstanding voting stock voting together as a single class (an "80% Shareholder Vote") in addition to any other shareholder vote required. The 80% Shareholder Vote would not apply if the proposed transaction is approved by the greater of (i) at least three-fourths of the Disinterested Directors or (ii) two Disinterested Directors. A Disinterested Director is any person who is a member of the Board of Directors, while such person is a member of the Board, who is not an Affiliate, Associate (as those terms are defined in Rule 12b-2 under the Exchange Act) or representative of the other party to the transaction with the Company and who was either a member of the Board at the time the supermajority provision was approved by the Board, or who was recommended for election to the Board, or elected to fill a vacancy on the Board, by a majority of Disinterested Directors.

      Fair Price Provision. The "fair price" provision is intended to (i) override New Jersey's corporation law which provides that a majority in interest of shareholders voting thereon is required for a merger by a corporation, unless such corporation's certificate of incorporation specifies a higher percentage and (ii) prevent a two-tier front-end loaded pricing method for corporate takeovers. In this type of takeover attempt, the bidder tenders for that percentage of shares which will give it sufficient votes to approve a merger providing for the elimination of minority shareholders, as the method of buying the remaining shares. The consideration given for a corporation's shares in this type of merger can be, and frequently is, in a different form than that given in the tender offer. For example, the bidder may pay cash to purchase a controlling position and thereafter approve a merger in which the remaining shareholders receive securities of the bidder (or one of its subsidiaries). Moreover, the value of the securities exchanged in the second step may be substantially less than the amount of cash or the value of the other consideration given in the first step. Accordingly, the shareholders are induced to tender initially.

      The fair price provision requires an 80% Shareholder Vote for certain transactions with an Interested Shareholder (as defined) unless specified price criteria and procedural requirements are met and a majority of the entire Board of Directors approves the Business Combination (as defined) or the approval of not less than three-fourths of the Continuing Directors (as defined) is given. If the latter occurred, then the proposed Business Combination would be subject to the normal approval requirements under New Jersey law.

      An "Interested Shareholder" is defined as any person, other than the Company or any subsidiary or any employee benefit plan of the Company or of any subsidiary or fiduciary of such a plan, or any person who was a director of the Company on the date the provision was adopted by the Board of Directors (such persons being Messrs. Nicholas Menonna, Jr., Martin J. Sergi and Marshall S. Sterman) who (i) is the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock, (ii) is an Affiliate (as defined) or Associate of the Company and within the prior two years was the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock, or (iii) is the assignee of or has otherwise succeeded to the beneficial ownership of any voting stock beneficially owned by an Interested Shareholder within such two-year period, if such assignment or succession occurred pursuant to a transaction or any series of transactions not involving a public offering within the meaning of the Securities Act. The term "beneficial owner" includes any person directly or indirectly owning or having the right to vote or acquire shares.

      The terms "Affiliate" and "Associate" have the respective meanings ascribed to such terms in Rule 12b-2 under the Exchange Act, as in effect on December 31, 1993.

      A "Business Combination" includes the following transactions: (1) a merger or consolidation of the Company or any of its subsidiaries with an Interested Shareholder or any other corporation which is or after such transaction becomes an Affiliate or Associate of an Interested Shareholder; (2) the sale or other disposition to, with or by any Interested Shareholder or any Affiliate or Associate of an Interested Shareholder involving any assets or securities of the Company, any subsidiary or any Interested Shareholder or any Affiliate or Associate of an Interested Shareholder valued at $20,000,000 or more; (3) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Shareholder or any Affiliate or Associate of an Interested Shareholder; (4) any reclassification of securities or recapitalization of the Company, merger or consolidation of the Company with any subsidiary or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of the Company's stock, or securities convertible into stock of any class or series of the Company's stock or into equity securities of any subsidiary, that is beneficially owned by an Interested Shareholder or any Affiliate or Associate of an Interested Shareholder; or (5) any agreement, contract or other arrangement providing for any one or more of the actions referred to above.

      A "Continuing Director" is any member of the Board, while a member of the Board, who is not an Affiliate or Associate or a representative of the Interested Shareholder and either was a director at the time the fair price provision was adopted by the Board or was recommended for election to the Board, or elected to fill a vacancy on the Board, by a majority of the Continuing Directors.

      An 80% Shareholder Vote would not be required if the proposed Business Combination is approved by not less than three-fourths of the Continuing Directors or certain minimum price criteria and procedural requirements are satisfied and not less than a majority of the entire Board of Directors approves the transaction.

                                  LEGAL MATTERS

      The law firm of McDermott, Will & Emery, 50 Rockefeller Plaza, New York, New York 10020 acted as counsel for the Company in connection with the validity of the Shares and the Exchange Notes offered hereby.

                                     EXPERTS

      The consolidated financial statements and schedule of the Company and the financial statements of PERC appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, and the consolidated statements of Prins Recycling Corp. (debtor-in-possession) appearing in the Company's Current Report (Form 8-K, dated November 14, 1997, as amended by Form 8-K/A) have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                 INDEMNIFICATION

      The registrant's Restated Certificate of Incorporation provides that it shall indemnify its officers, directors, employees and agents to the full extent permitted by law. Statutory authority for such indemnification is contained in Title 14A, New Jersey Business Corporation Act, Revised Statutes of New Jersey, N.J.S.A. 14A:3-5.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission it is against public policy as expressed in the Security Act of 1933 and is, therefore, unenforceable.

      No dealer, salesman or any other
person has been authorized to give any
information or to make any representation other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, by any Selling Shareholder or by any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information herein contained is correct as of any time subsequent to its date.


           ---------------


          TABLE OF CONTENTS


                                     Page
                                     ----

Available Information...................
Incorporation of Certain Information
  by Reference..........................
Special Note Regarding Forward Looking
  Statements............................
Summary.................................
The Offering............................
Risk Factors............................
Use of Proceeds.........................
Business................................
Selling Shareholders....................
Plan of Distribution....................
Description of Securities...............
Legal Matters...........................
Experts.................................
Indemnification.........................




                  846,000

      Shares of Series B Convertible
       Exchangeable Preferred Stock

                 1,839,364

          Shares of Common Stock

                $21,150,000

      Subordinated Convertible Notes


                 KTI, INC.



                -----------


                PROSPECTUS


                -----------



             February __, 1998

                                     PART II

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth the expenses in connection with the offering described in this Registration Statement. The Company has agreed to pay all of the costs and expenses of this Offering.

      SEC Registration fee                                   $6,239.25
      *Blue Sky fees and expenses                                    0
      *Legal fees and expenses                               30,000.00
      *Accounting fees and expenses                          10,000.00
      *Miscellaneous                                          2,000.00
                                                              --------
      *TOTAL                                                $48,239.25
                                                            ==========

*Estimated

Item 15. Indemnification of Directors and Officers.

      The registrant's Restated Certificate of Incorporation provides that it shall indemnify its officers, directors, employees and agents to the full extent permitted by law.

      Statutory authority for such indemnification is contained in Title 14A, New Jersey Business Corporation Act, Revised Statutes of New Jersey, N.J.S.A. 14A:3-5, the material provisions of which may be summarized as follows:

      Non-derivative Proceedings (proceedings other than those brought by or in the right of the corporation). A corporation may indemnify an actual or prospective party to a proceeding or investigation if he became such because he is or was a director, officer, employee or agent of the corporation, or of a constituent corporation absorbed by such corporation in a consolidation or merger, or is or was serving at the request of the indemnifying or constituent corporation as a director, officer, trustee, employee or agent of another enterprise. To be eligible for such indemnity, the party must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and also, in a criminal proceeding, he must have had no reasonable cause to believe that his conduct was unlawful. Such indemnity may be against judgments, fines, settlements, and penalties and reasonable expenses (including counsel fees) incurred in connection with such proceeding.

      Derivative Proceedings (proceedings by or in the right of the corporation). A corporation may indemnify such actual or prospective party to a proceeding or investigation against his reasonable expenses (including counsel fees) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, but not against judgments, fines, settlements or penalties in connection with such proceedings or investigation. However, if such party has been adjudged to be liable to the corporation, he may be indemnified for expenses only if a court determines that, despite such adjudication of liability, in the circumstances of the case indemnity of such party is fair and reasonable.

      Determination Regarding Indemnification. Indemnification of a party (unless ordered by a court) is dependent upon a determination that such indemnification is proper because the party has met the above standards applicable to him, such determination to be made by (a) the Board of Directors or a committee thereof acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceedings or
(b) under certain circumstances, by independent legal counsel in a written opinion or by the shareholders of the corporation. Upon the making of such determination in the appropriate manner, a corporation may advance expenses in connection with a proceeding upon receipt of an undertaking by the party to repay them if it is ultimately determined that he is not entitled to indemnification.

      Other Material Provisions. In all cases, if the party has been successful in a proceeding on the merits or otherwise, or in defense of any matter therein, he is entitled to indemnification for his reasonable expenses (including counsel fees). The indemnification provided by statute is not exclusive of other rights of indemnification and inures to the benefit of the party's legal representative. A corporation may purchase and maintain insurance against expenses incurred by, and liabilities asserted against, directors, officers, employees or agents whether or not the corporation would be empowered to provide such indemnity.

Item 16. Exhibits.

      The following exhibits, which are furnished with this Registration Statement or incorporated herein by reference, are filed as part of this Registration Statement.

EXHIBIT INDEX

2.1 Agreement of Reorganization and Merger among KTI, Inc., a New Jersey corporation, K-C Industries, Inc., an Oregon corporation and KES, Inc., a Delaware corporation, dated September 22, 1997 (1)

4.1         Specimen Form of Common Stock Certificate (2)

4.3 Certificate of Amendment to Registrant's Restated Certificate of Certificate of Incorporation, filed August 8, 1997 (3)

*4.4 Certificate of Correction to Certificate of Amendment to Registrant's Restated Certificate of Certificate of Incorporation, filed October 31, 1997

**4.5       Indenture

**4.6       Form of Exchange Note

**5         Opinion of McDermott, Will & Emery re: legality

10.1 Loan Agreement dated as of June 1, 1985 between City of Biddeford, Maine and Maine Energy Recovery Company, as amended (4)

10.2 Subordinated Note of Maine Energy Recovery Company dated as of December 1, 1990 in the original principal amount of $14,252,338.39 payable to CNA Realty Corp. (4)

10.3 Subordinated Note of Maine Energy Recovery Company dated as of December 1, 1990 in the original principal amount of $9,495,327.45 payable to Energy National, Inc. (4)

10.4 Subordinated Note of Maine Energy Recovery Company dated as of December 1, 1990 in the original principal amount of $4,737,517.54 payable to Project Capital 1985 (4)

10.5 Loan Agreement dated as of April 1, 1986 between Town of Orrington, Maine and Penobscot Energy Recovery Company, as amended (4)

10.6 Credit Agreement dated as of May 15, 1986 by and among Penobscot Energy Recovery Company, PERC Management Company and Energy National, Inc. and The Banking Institutions Signatory Hereto and Bankers Trust Company, as Agent, as amended (4)

10.7 Second Amended and Restated Agreement and Certificate of Limited Partnership of Penobscot Energy Recovery Company dated May 15, 1986, as amended (2)

10.8 Agreement between Penobscot Energy Recovery Company and Bangor Hydro-Electric Company dated June 21, 1984, as amended (2)

10.9 Form of Penobscot Energy Recovery Company Waste Disposal Agreement (City of Bangor) dated April 1, 1991 and Schedule of Substantially Identical Waste Disposal Agreements (2)

10.10 Operation and Maintenance Agreement Between Esoco Orrington, Inc. and Penobscot Energy Recovery Company dated June 30, 1989 (2)

10.11 Residue Disposal Agreement between Penobscot Energy Recovery Company and Sawyer Environmental Recovery Facilities, Inc. dated September 19, 1985, as amended (2)

10.12 Amended and Restated Bypass Agreement between Sawyer Environmental Recovery Facilities, Inc. and Penobscot Energy Recovery Company dated April 4, 1994 (2)

10.13 Second Amended and Restated Agreement and Certificate of Limited Partnership of Maine Energy Recovery Company dated June 30, 1986, as amended (2)

10.14 Power Purchase Agreement Between Maine Energy Recovery Company and Central Maine Power Company dated January 12, 1984, as amended (2)

10.15 Operation and Maintenance Agreement Between Maine Energy Recovery Company and KTI Operations, Inc. dated December 1, 1990 (2)

10.16 Host Municipalities' Waste Handling Agreement among Biddeford-Saco Solid Waste Committee, City of Biddeford, City of Saco and Maine Energy Recovery Company dated June 7, 1991 (2)

10.17 Form of Maine Energy Recovery Company Waste Handling Agreement (Town of North Berwick) dated June 7, 1991 and Schedule of Substantially Identical Waste Disposal Agreements (2)

10.18 Material Disposal and Transportation Agreement among Consolidated Waste Service, Inc., Waste Management of New Hampshire and Maine Energy Recovery Company dated October 21, 1991 (2)

10.19 Front-End Process Residue Agreement between Arthur Schofield, Inc. and Maine Energy Recovery Company dated May 27, 1994 (2)

10.20 Second Amended and Restated Agreement and Certificate of Limited Partnership of FTI Limited Partnership dated December 11, 1986, as amended (2)

10.21 Land Lease dated November 25, 1985 between City of Lewiston and Fuel Technologies, Inc. as amended (2)

10.22       KTI, Inc. 1994 Long-Term Incentive Award Plan (2)

10.23 Employment Agreement between KTI, Inc. and Martin J. Sergi dated May 1, 1994 (2)

10.24 Registration Rights Agreement between Davstar Managed Investments Corp. and KTI Environmental Group, Inc. dated March 17, 1993 (2)

10.25 Registration Rights Agreement among KTI Environmental Group, Inc., Martin J. Sergi and Midlantic National Bank dated May 10, 1994 (2)

10.26 Registration Rights Agreement among KTI Environmental Group, Inc., Nicholas Menonna, Jr. and Midlantic National Bank dated May 10, 1994
            (2)

10.27       KTI, Inc. Directors Stock Option Plan (5)

10.28 Form of Registration Rights between KTI, Inc. and Mona Kalimian, Mark D. Kalimian, and Linda Berley dated July 27, 1995 and Schedule of Substantially Identical Registration Rights Agreements (4)

10.29 Letter Agreement dated as of November 10, 1995 among Central Maine Power, Maine Energy Recovery Company and Citizens Lehman Power (6)

10.30 Global Agreement dated December 28, 1995 between Environmental Capital Holdings, Inc. and KTI, Inc. (6)

10.31 Agreement of Limited Partnership of American Ash Recycling of Tennessee, Ltd. dated December 28, 1995 (6)

10.32 Agreement of Limited Partnership of American Ash Recycling of New England, Ltd. dated December 28, 1995 (6)

10.33 First Amendment to Agreement of Limited Partnership of American Ash Recycling of Tennessee, Ltd., dated March 16, 1996 (7)

10.34 Agreement dated as of July 19, 1996 by and among KTI, Inc., DataFocus Incorporated and CIBER, Inc. (8)

10.35 Agreement dated July 19, 1996 by and among KTI, Inc., Thomas Bosanko and Patrick B. Higbie (8)

10.36 Operating Agreement of Specialties Environmental Management Company, LLC dated as of October 18, 1996 (9)

10.37 Amendment to Employment Agreements between KTI, Inc. and Nicholas Menonna, Jr. and Martin J. Sergi (10)

10.38 Note Purchase Agreement dated as of October 23, 1996 between KTI, Inc. and WEXFORD KTI LLC (11)

10.39 Registration Rights Agreement dated as of October 23, 1996 between KTI, Inc. and WEXFORD KTI LLC (11)

10.40 Escrow Agreement dated as of October 23, 1996 between KTI, Inc. and WEXFORD KTI LLC and Key Trust of Ohio, N.A. (11)

10.41 Securities Purchase Agreement by and among KTI Plastic Recycling, Inc., Continental Casualty Company, CNA Realty Corp., CLE, Inc. and Timber Energy Investment, Inc. dated as of November 22, 1996 (12)

10.42 Securities Purchase Agreement by and among KTI Plastic Recycling, Inc. and Diane Goodman and Seth Lehner dated as of November 25, 1996
            (13)

10.43 Loan and Security Agreement between KTI, Inc., KTI Environmental Group, Inc., Kuhr Technologies, Inc., KTI Limited Partners, Inc., KTI Operations, Inc. and PERC, Inc., Borrowers, and Key Bank of New York, Lender, dated October 29, 1996 (14)

10.44 Pledge Agreement between each Borrower and Key Bank of New York dated October 29, 1996 (14)

10.45 Key Trust Company PRISM(R) Prototype Retirement Plan and Trust adopted as of December 11, 1996 (14)

10.46 Option and Consulting Agreement by and among KTI, Inc. and L.T. Lawrence & Co., Inc. dated as of June 1, 1996 (14)

10.47 First Amendment to Option and Consulting Agreement by and among KTI, Inc. and L.T. Lawrence & Co., Inc. dated as of December 18, 1996
            (14)

10.48 Warrant to purchase 200,000 shares of KTI, Inc. common stock at $7.50 per share issued to L.T. Lawrence & Co., Inc. dated as of December 18, 1996 (14)

10.49 Warrant to purchase 6,000 shares of KTI, Inc. common stock at $8.50 per share issued to Thomas E. Schulze dated as of January 2, 1997
            (14)

10.50 Warrant to purchase 3,000 shares of KTI, Inc. common stock at $8.50 per share issued to John E. Turner dated as of January 2, 1997 (14)

10.51 Warrant to purchase 6,000 shares of KTI, Inc. common stock at $8.50 per share issued to Robert E. Wetzel dated as of January 2, 1997
            (14)

10.52 Warrant to purchase 15,000 shares of KTI, Inc. common stock at $6.00 per share issued to The Baldwin & Clarke Companies dated as of January 2, 1997 (14)

10.53 Warrant to purchase 15,000 shares of KTI, Inc. common stock at $7.00 per share issued to The Baldwin & Clarke Companies dated as of January 2, 1997 (14)

10.54 Third Amendment to Second Amended and Restated Certificate and Agreement of Limited Partnership of FTI Limited Partnership dated as of January 23, 1997 (14)

10.55 Warrant to purchase 2,000 shares of KTI, Inc. common stock at $8.50 per share issued to Maine Woodchips Associates dated as of January 23, 1997 (14)

10.56 Registration Rights Agreement by and between KTI, Inc. and Maine Woodchips Associates dated as of January 23, 1997 (14)

10.57 Securities Purchase Agreement by and among KTI Plastic Recycling, Inc., Continental Casualty Company, CNA Realty Corp., CLE, Inc. and Timber Energy Investment, Inc., dated as of November 22, 1996 (15)

10.58 Term sheet (Purchase of assets of Prins Recycling Corp. and subsidiaries) (16)

10.59 Agreement, dated as of April 21, 1997 between KTI Recycling, Inc. and its subsidiaries and PNC Bank (16)

10.60 Operations and Maintenance Agreement, dated as of April 21, 1997, by and between Prins Recycling Corp. and its subsidiaries and KTI Operations, Inc. (16)

10.61 Order of the Bankruptcy Court for the District of New Jersey dated June 19, 1997 (16)

10.62 Asset Purchase Agreement, dated as of June 24, 1997, between Prins Recycling Corp. and its subsidiaries and KIT Recycling, Inc. and its subsidiaries (16)

10.63 Securities Purchase Agreement by and among I. Zaitlin & Sons, Inc., a Maine corporation, Data Destruction Services, Inc., a Maine corporation, Samuel M. Zaitlin, Steven G. Suher and George G. Deely and KTI Recycling, Inc., a Delaware corporation (17)

10.64 First amendment, dated as of August 14, 1997, to the Loan and Security Agreement between KTI, Inc., KTI Environmental Group, Inc., Kuhr Technologies, Inc., KTI Limited Partners, Inc., KTI Operations, Inc. and PERC, Inc. (18)

10.65 Securities Purchase Agreement, dated as of August 12, 1997, by and among KTI, Inc., and Wenoha Corporation, John G. Mills, L. Don Norton, Glen Wade Stewart, Bruce D. Wentworth and Donald E. Wentworth (18)

10.66 Placement Agreement dated August 7, 1997 between KTI, Inc. and Credit Research & Trading LLC (19)

10.67 Warrant Agreement dated August 7, 1997 between KIT, Inc. and Credit Research & Trading LLC (19)

10.68 Registration Rights Agreement dated August 15, 1997 between KIT, Inc. and the purchases named therein (19)

10.69 Purchase and Option Agreement by and between PERC Management Company Limited Partnership and The Prudential Insurance Company of America dated September 30, 1997 (20)

10.70 Second Amendment to the Second Amended and Restated Agreement and Certificate of Limited Partnership of Penobscot Energy Recovery Company, Limited Partnership dated as of September 29, 1997 (20)

10.71 Assignment and Assumption Agreement between The Prudential Insurance Company of America and PERC Management Company Limited (20) Partnership dated as of September 29, 1997 re Penobscot Energy Recovery Company, Limited Partnership (20)

10.72 Amendment No. 1 to Reimbursement Agreement and Release of Assignment dated as of September 29, 1997 to the Reimbursement Agreement dated as of May 28, 1991 of Penobscot Energy Recovery Company, Limited Partnership in favor of Morgan Guaranty Trust Company of New York re Penobscot Energy Recovery Company, Limited Partnership (20)

10.73 Assignment and Assumption Agreement between The Prudential Insurance Company of America and PERC Management Company Limited Partnership dated as of September 29, 1997 re Orrington Waste Ltd., Limited Partnership (20)

10.74 Amendment no. 1 to Reimbursement Agreement and Release of Assignment dated as of September 29, 1997 to the Reimbursement Agreement dated as of May 28, 1991 of Penobscot Energy Recovery Company, Limited Partnership in favor of Morgan Guaranty Trust Company of New York re Orrington Waste Ltd. (20)

10.75 Securities Purchase Agreement dated as of January 1, 1998, by and among Vel-A-Tran Recycling, Inc., a Massachusetts corporation, Raymond Vellucci and KTI Recycling of New England, Inc., a Delaware corporation (21)

10.76 Securities Purchase Agreement dated as of January 27, 1998 among Total Waste Management Corporation, Donald A. Littlefield, William Kaylor and KTI Specialty Waste Services, Inc., a Maine corporation
            (22)

**11        Statement of computation of per share earnings

**12        Statement of computation of earnings to fixed charges

*23.1       Consent of Ernst & Young LLP

*23.2       Consent of McDermott, Will & Emery (contained in Exhibit 5)

*24         Power of Attorney (on signature page)

**25        Statement of Form of Eligibility of Trustee
----------------------------------

(1) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated September 16, 1997
(2) Filed as an Exhibit to Registrant's Registration Statement on Form S-4 (No. 33-85234) dated January 6, 1995.
(3) Filed as an Exhibit to the Company's Current Report on Form 8-K dated August 15, 1997.
(4)   Filed with the Registration Statement on Form S-1 dated December 6, 1995.
(5)   Filed as an Exhibit to Registrant's Proxy Statement dated June 5, 1995.
(6) Filed with the Amendment No. 1 to the Registration Statement on Form S-1 dated February 2, 1996.
(7) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated April 15, 1996.
(8) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated July 19, 1996.
(9) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated October 18, 1996.
(10) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated October 23, 1996.
(11) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated October 24, 1996.
(12) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated November 22, 1996.
(13) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated November 25, 1996.
(14) Filed as an Exhibit to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.
(15) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated November 26, 1996.
(16) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated June 19, 1997
(17) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated July 29, 1997.
(18) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated August 12, 1997.
(19) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated August 15, 1997.
(20) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated September 30, 1997.
(21) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated January 15, 1998.
(22) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated February 4, 1998.
*     Filed herewith.
**    To be filed by amendment.

Item 17. Undertakings.

(a)   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Guttenberg in the State of New Jersey, on February 10, 1998.

                                          KTI, INC.

                                    By: /s/ Martin J. Sergi
                                        ---------------------------
                                          Martin J. Sergi
                                          President

                                    By: /s/ Ross Pirasteh
                                        ---------------------------
                                          Ross Pirasteh
                                          Chairman of the Board of Directors

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ross Pirasteh and Martin J. Sergi or any of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Signature                        Title                        Dated
---------                        -----                        -----

/s/ Ross Pirasteh                Chairman of the Board of     February 10, 1998
------------------------------   Directors, Chairman of the
Ross Pirasteh                    Executive Committee and
                                 Director

Signature                        Title                        Dated
---------                        -----                        -----

/s/ Martin J. Sergi              Vice Chairman, President,    February 10, 1998
------------------------------
Martin J. Sergi                  and Director (Principal
                                 Financial Officer and
                                 Principal Accounting
                                 Officer)

/s/ Dibo Attar                   Director                     February 10, 1998
------------------------------
Dibo Attar


/s/ Paul Kleinaitis              Director                     February 10, 1998
------------------------------
Paul Kleinaitis


/s/ Jack Polak                   Director                     February 10, 1998
------------------------------
Jack Polak


/s/ Jeffrey R. Power             Director                     February 10, 1998
------------------------------
Jeffrey R. Power


/s/ Wilbur Ross                  Director                     February 10, 1998
------------------------------
Wilbur Ross

                                EXHIBIT INDEX

2.1 Agreement of Reorganization and Merger among KTI, Inc., a New Jersey corporation, K-C Industries, Inc., an Oregon corporation and KES, Inc., a Delaware corporation, dated September 22, 1997 (1)

4.1         Specimen Form of Common Stock Certificate (2)

4.3 Certificate of Amendment to Registrant's Restated Certificate of Certificate of Incorporation, filed August 8, 1997 (3)

*4.4 Certificate of Correction to Certificate of Amendment to Registrant's Restated Certificate of Certificate of Incorporation, filed October 31, 1997

**4.5       Indenture

**4.6       Form of Exchange Note

**5         Opinion of McDermott, Will & Emery re: legality

10.1 Loan Agreement dated as of June 1, 1985 between City of Biddeford, Maine and Maine Energy Recovery Company, as amended (4)

10.2 Subordinated Note of Maine Energy Recovery Company dated as of December 1, 1990 in the original principal amount of $14,252,338.39 payable to CNA Realty Corp. (4)

10.3 Subordinated Note of Maine Energy Recovery Company dated as of December 1, 1990 in the original principal amount of $9,495,327.45 payable to Energy National, Inc. (4)

10.4 Subordinated Note of Maine Energy Recovery Company dated as of December 1, 1990 in the original principal amount of $4,737,517.54 payable to Project Capital 1985 (4)

10.5 Loan Agreement dated as of April 1, 1986 between Town of Orrington, Maine and Penobscot Energy Recovery Company, as amended (4)

10.6 Credit Agreement dated as of May 15, 1986 by and among Penobscot Energy Recovery Company, PERC Management Company and Energy National, Inc. and The Banking Institutions Signatory Hereto and Bankers Trust Company, as Agent, as amended (4)

10.7 Second Amended and Restated Agreement and Certificate of Limited Partnership of Penobscot Energy Recovery Company dated May 15, 1986, as amended (2)

10.8 Agreement between Penobscot Energy Recovery Company and Bangor Hydro-Electric Company dated June 21, 1984, as amended (2)

10.9 Form of Penobscot Energy Recovery Company Waste Disposal Agreement (City of Bangor) dated April 1, 1991 and Schedule of Substantially Identical Waste Disposal Agreements (2)

10.10 Operation and Maintenance Agreement Between Esoco Orrington, Inc. and Penobscot Energy Recovery Company dated June 30, 1989 (2)

10.11 Residue Disposal Agreement between Penobscot Energy Recovery Company and Sawyer Environmental Recovery Facilities, Inc. dated September 19, 1985, as amended (2)

10.12 Amended and Restated Bypass Agreement between Sawyer Environmental Recovery Facilities, Inc. and Penobscot Energy Recovery Company dated April 4, 1994 (2)

10.13 Second Amended and Restated Agreement and Certificate of Limited Partnership of Maine Energy Recovery Company dated June 30, 1986, as amended (2)

10.14 Power Purchase Agreement Between Maine Energy Recovery Company and Central Maine Power Company dated January 12, 1984, as amended (2)

10.15 Operation and Maintenance Agreement Between Maine Energy Recovery Company and KTI Operations, Inc. dated December 1, 1990 (2)

10.16 Host Municipalities' Waste Handling Agreement among Biddeford-Saco Solid Waste Committee, City of Biddeford, City of Saco and Maine Energy Recovery Company dated June 7, 1991 (2)

10.17 Form of Maine Energy Recovery Company Waste Handling Agreement (Town of North Berwick) dated June 7, 1991 and Schedule of Substantially Identical Waste Disposal Agreements (2)

10.18 Material Disposal and Transportation Agreement among Consolidated Waste Service, Inc., Waste Management of New Hampshire and Maine Energy Recovery Company dated October 21, 1991 (2)

10.19 Front-End Process Residue Agreement between Arthur Schofield, Inc. and Maine Energy Recovery Company dated May 27, 1994 (2)

10.20 Second Amended and Restated Agreement and Certificate of Limited Partnership of FTI Limited Partnership dated December 11, 1986, as amended (2)

10.21 Land Lease dated November 25, 1985 between City of Lewiston and Fuel Technologies, Inc. as amended (2)

10.22       KTI, Inc. 1994 Long-Term Incentive Award Plan (2)

10.23 Employment Agreement between KTI, Inc. and Martin J. Sergi dated May 1, 1994 (2)

10.24 Registration Rights Agreement between Davstar Managed Investments Corp. and KTI Environmental Group, Inc. dated March 17, 1993 (2)

10.25 Registration Rights Agreement among KTI Environmental Group, Inc., Martin J. Sergi and Midlantic National Bank dated May 10, 1994 (2)

10.26 Registration Rights Agreement among KTI Environmental Group, Inc., Nicholas Menonna, Jr. and Midlantic National Bank dated May 10, 1994
            (2)

10.27       KTI, Inc. Directors Stock Option Plan (5)

10.28 Form of Registration Rights between KTI, Inc. and Mona Kalimian, Mark D. Kalimian, and Linda Berley dated July 27, 1995 and Schedule of Substantially Identical Registration Rights Agreements (4)

10.29 Letter Agreement dated as of November 10, 1995 among Central Maine Power, Maine Energy Recovery Company and Citizens Lehman Power (6)

10.30 Global Agreement dated December 28, 1995 between Environmental Capital Holdings, Inc. and KTI, Inc. (6)

10.31 Agreement of Limited Partnership of American Ash Recycling of Tennessee, Ltd. dated December 28, 1995 (6)

10.32 Agreement of Limited Partnership of American Ash Recycling of New England, Ltd. dated December 28, 1995 (6)

10.33 First Amendment to Agreement of Limited Partnership of American Ash Recycling of Tennessee, Ltd., dated March 16, 1996 (7)

10.34 Agreement dated as of July 19, 1996 by and among KTI, Inc., DataFocus Incorporated and CIBER, Inc. (8)

10.35 Agreement dated July 19, 1996 by and among KTI, Inc., Thomas Bosanko and Patrick B. Higbie (8)

10.36 Operating Agreement of Specialties Environmental Management Company, LLC dated as of October 18, 1996 (9)

10.37 Amendment to Employment Agreements between KTI, Inc. and Nicholas Menonna, Jr. and Martin J. Sergi (10)

10.38 Note Purchase Agreement dated as of October 23, 1996 between KTI, Inc. and WEXFORD KTI LLC (11)

10.39 Registration Rights Agreement dated as of October 23, 1996 between KTI, Inc. and WEXFORD KTI LLC (11)

10.40 Escrow Agreement dated as of October 23, 1996 between KTI, Inc. and WEXFORD KTI LLC and Key Trust of Ohio, N.A. (11)

10.41 Securities Purchase Agreement by and among KTI Plastic Recycling, Inc., Continental Casualty Company, CNA Realty Corp., CLE, Inc. and Timber Energy Investment, Inc. dated as of November 22, 1996 (12)

10.42 Securities Purchase Agreement by and among KTI Plastic Recycling, Inc. and Diane Goodman and Seth Lehner dated as of November 25, 1996
            (13)

10.43 Loan and Security Agreement between KTI, Inc., KTI Environmental Group, Inc., Kuhr Technologies, Inc., KTI Limited Partners, Inc., KTI Operations, Inc. and PERC, Inc., Borrowers, and Key Bank of New York, Lender, dated October 29, 1996 (14)

10.44 Pledge Agreement between each Borrower and Key Bank of New York dated October 29, 1996 (14)

10.45 Key Trust Company PRISM(R) Prototype Retirement Plan and Trust adopted as of December 11, 1996 (14)

10.46 Option and Consulting Agreement by and among KTI, Inc. and L.T. Lawrence & Co., Inc. dated as of June 1, 1996 (14)

10.47 First Amendment to Option and Consulting Agreement by and among KTI, Inc. and L.T. Lawrence & Co., Inc. dated as of December 18, 1996
            (14)

10.48 Warrant to purchase 200,000 shares of KTI, Inc. common stock at $7.50 per share issued to L.T. Lawrence & Co., Inc. dated as of December 18, 1996 (14)

10.49 Warrant to purchase 6,000 shares of KTI, Inc. common stock at $8.50 per share issued to Thomas E. Schulze dated as of January 2, 1997
            (14)

10.50 Warrant to purchase 3,000 shares of KTI, Inc. common stock at $8.50 per share issued to John E. Turner dated as of January 2, 1997 (14)

10.51 Warrant to purchase 6,000 shares of KTI, Inc. common stock at $8.50 per share issued to Robert E. Wetzel dated as of January 2, 1997
            (14)

10.52 Warrant to purchase 15,000 shares of KTI, Inc. common stock at $6.00 per share issued to The Baldwin & Clarke Companies dated as of January 2, 1997 (14)

10.53 Warrant to purchase 15,000 shares of KTI, Inc. common stock at $7.00 per share issued to The Baldwin & Clarke Companies dated as of January 2, 1997 (14)

10.54 Third Amendment to Second Amended and Restated Certificate and Agreement of Limited Partnership of FTI Limited Partnership dated as of January 23, 1997 (14)

10.55 Warrant to purchase 2,000 shares of KTI, Inc. common stock at $8.50 per share issued to Maine Woodchips Associates dated as of January 23, 1997 (14)

10.56 Registration Rights Agreement by and between KTI, Inc. and Maine Woodchips Associates dated as of January 23, 1997 (14)

10.57 Securities Purchase Agreement by and among KTI Plastic Recycling, Inc., Continental Casualty Company, CNA Realty Corp., CLE, Inc. and Timber Energy Investment, Inc., dated as of November 22, 1996 (15)

10.58 Term sheet (Purchase of assets of Prins Recycling Corp. and subsidiaries) (16)

10.59 Agreement, dated as of April 21, 1997 between KTI Recycling, Inc. and its subsidiaries and PNC Bank (16)

10.60 Operations and Maintenance Agreement, dated as of April 21, 1997, by and between Prins Recycling Corp. and its subsidiaries and KTI Operations, Inc. (16)

10.61 Order of the Bankruptcy Court for the District of New Jersey dated June 19, 1997 (16)

10.62 Asset Purchase Agreement, dated as of June 24, 1997, between Prins Recycling Corp. and its subsidiaries and KIT Recycling, Inc. and its subsidiaries (16)

10.63 Securities Purchase Agreement by and among I. Zaitlin & Sons, Inc., a Maine corporation, Data Destruction Services, Inc., a Maine corporation, Samuel M. Zaitlin, Steven G. Suher and George G. Deely and KTI Recycling, Inc., a Delaware corporation (17)

10.64 First amendment, dated as of August 14, 1997, to the Loan and Security Agreement between KTI, Inc., KTI Environmental Group, Inc., Kuhr Technologies, Inc., KTI Limited Partners, Inc., KTI Operations, Inc. and PERC, Inc. (18)

10.65 Securities Purchase Agreement, dated as of August 12, 1997, by and among KTI, Inc., and Wenoha Corporation, John G. Mills, L. Don Norton, Glen Wade Stewart, Bruce D. Wentworth and Donald E. Wentworth (18)

10.66 Placement Agreement dated August 7, 1997 between KTI, Inc. and Credit Research & Trading LLC (19)

10.67 Warrant Agreement dated August 7, 1997 between KIT, Inc. and Credit Research & Trading LLC (19)

10.68 Registration Rights Agreement dated August 15, 1997 between KIT, Inc. and the purchases named therein (19)

10.69 Purchase and Option Agreement by and between PERC Management Company Limited Partnership and The Prudential Insurance Company of America dated September 30, 1997 (20)

10.70 Second Amendment to the Second Amended and Restated Agreement and Certificate of Limited Partnership of Penobscot Energy Recovery Company, Limited Partnership dated as of September 29, 1997 (20)

10.71 Assignment and Assumption Agreement between The Prudential Insurance Company of America and PERC Management Company Limited (20) Partnership dated as of September 29, 1997 re Penobscot Energy Recovery Company, Limited Partnership (20)

10.72 Amendment No. 1 to Reimbursement Agreement and Release of Assignment dated as of September 29, 1997 to the Reimbursement Agreement dated as of May 28, 1991 of Penobscot Energy Recovery Company, Limited Partnership in favor of Morgan Guaranty Trust Company of New York re Penobscot Energy Recovery Company, Limited Partnership (20)

10.73 Assignment and Assumption Agreement between The Prudential Insurance Company of America and PERC Management Company Limited Partnership dated as of September 29, 1997 re Orrington Waste Ltd., Limited Partnership (20)

10.74 Amendment no. 1 to Reimbursement Agreement and Release of Assignment dated as of September 29, 1997 to the Reimbursement Agreement dated as of May 28, 1991 of Penobscot Energy Recovery Company, Limited Partnership in favor of Morgan Guaranty Trust Company of New York re Orrington Waste Ltd. (20)

10.75 Securities Purchase Agreement dated as of January 1, 1998, by and among Vel-A-Tran Recycling, Inc., a Massachusetts corporation, Raymond Vellucci and KTI Recycling of New England, Inc., a Delaware corporation (21)

10.76 Securities Purchase Agreement dated as of January 27, 1998 among Total Waste Management Corporation, Donald A. Littlefield, William Kaylor and KTI Specialty Waste Services, Inc., a Maine corporation
            (22)

**11        Statement of computation of per share earnings

**12        Statement of computation of earnings to fixed charges

*23.1       Consent of Ernst & Young LLP

*23.2       Consent of McDermott, Will & Emery (contained in Exhibit 5)

*24         Power of Attorney (on signature page)

**25        Statement of Form of Eligibility of Trustee
----------------------------------

(1) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated September 16, 1997
(2) Filed as an Exhibit to Registrant's Registration Statement on Form S-4 (No. 33-85234) dated January 6, 1995.
(3) Filed as an Exhibit to the Company's Current Report on Form 8-K dated August 15, 1997.
(4)   Filed with the Registration Statement on Form S-1 dated December 6, 1995.
(5)   Filed as an Exhibit to Registrant's Proxy Statement dated June 5, 1995.
(6) Filed with the Amendment No. 1 to the Registration Statement on Form S-1 dated February 2, 1996.
(7) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated April 15, 1996.
(8) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated July 19, 1996.
(9) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated October 18, 1996.
(10) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated October 23, 1996.
(11) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated October 24, 1996.
(12) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated November 22, 1996.
(13) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated November 25, 1996.
(14) Filed as an Exhibit to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.
(15) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated November 26, 1996.
(16) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated June 19, 1997
(17) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated July 29, 1997.
(18) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated August 12, 1997.
(19) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated August 15, 1997.
(20) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated September 30, 1997.
(21) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated January 15, 1998.
(22) Filed as an Exhibit to Registrant's Current Report on Form 8-K dated February 4, 1998.
*     Filed herewith.
**    To be filed by amendment.